
ENPRO INDUSTRIES • 2006 ANNUAL REPORT
EnPro Industries
ENPRO INDUSTRIES, INC

EnPro Industries 2007 Annual Report

AS GOOD AS OUR WORD

Business Description

EnPro Industries designs, develops, manufactures and markets proprietary engineered industrial products. They are used in critical applications that allow the processes and products of customers in dozens of industries around the world to operate safely and efficiently. They include seals, gaskets and other products used in industrial applications and by the heavy-duty truck industry; bearings used in products ranging from office furniture to construction equipment; compressors that supply air for manufacturing and other processes; components for high speed compressors used in natural gas transmission and other applications; and diesel engines that help generate electrical power and propel ships.

Our brands are respected for quality, reliability and performance, characteristics that have allowed many of them to achieve and maintain leading market shares.

Graphical Analysis >>>

SALES
(in millions)



$1,000
$ 800
$ 600
$ 400
$ 200
0
02 03 04 05 06 07

ADJUSTED INCOME*
(in millions)



$100
$ 80
$ 60
$ 40
$ 20
0
02 03 04 05 06 07

ADJUSTED EARNINGS PER SHARE*
(in dollars)



$3.75
$3.00
$2.25
$1.50
$ .75
0
02 03 04 05 06 07

*Non-GAAP measures. GAAP financial results in these periods were:

Net Income (Loss) ($ millions): 2002 – ($3.0); 2003 – $33.2; 2004 – $33.8; 2005 – $58.6; 2006 – ($158.9); 2007 – $40.2.

Earnings (Loss) Per Share (in $): 2002 – ($0.15); 2003 – $1.61; 2004 – $1.60; 2005 – $2.75; 2006 – ($7.60); 2007 – $1.80.

Please refer to the Reconciliation of GAAP to Non-GAAP Financial Information following the Form 10-K included in this report.

Whether you are a customer or a shareholder, you can count on EnPro to do what we say we are going to do.

> That's why more than 50,000 customers around the world rely on proprietary products made by EnPro companies to perform in critical applications...

> That's why the majority of brands in the EnPro family command top shares in their markets...

> That's why we've implemented an enterprise-wide lean manufacturing program that helps us manufacture our products more efficiently and get them to our customers more rapidly...

> That's why we've been able to steadily grow sales at an average rate of about 8% per year and improve our segment profits at a rate of about 17% per year over the past six years...

> And that's why we are positioned to continue to grow.



Ernest F. Schaub
President and Chief Executive Officer

Fellow Shareholders As you receive this report and read this letter, our company will be completing its sixth year as an independent public company. These years have been eventful and rewarding. Over that period, we have established a pattern of growth and improvement that has transformed EnPro from a company that some people doubted had the capacity to invest for long-term growth into a company prepared for an increasingly bright future.

In my first letter to our shareholders in March 2003, I said we were committed to building long-term value from a diverse group of operations. We set out on that task by establishing four straight-forward initiatives that we believed would be embraced by our employees and beneficial to our shareholders. Those initiatives laid a foundation for the success of our new company, and we have maintained our focus on them.

Our financial performance over the past six years is a clear measure of our progress–our sales have increased at a compound annual rate of 8% a year, almost completely as the result of organic growth; our segment profits have grown even more quickly, at a compound annual rate of nearly 17%; and our segment profit margins have improved by more than 5 percentage points. Our cash flows over the period have been sufficient to allow us to invest nearly $350 million in the improvement of our company through acquisitions, restructuring and capital expenditures.

Crossing a New Threshold

We crossed an important threshold in 2002 when we stepped out as an independent company. Our objective then was to move forward, to make EnPro a bigger, stronger company, known for its products, the success of its operations and its capacity for growth and improvement. We crossed another important threshold in 2007 when our sales exceeded $1 billion. Our objective now is to

> "We crossed another important threshold in 2007 when our sales exceeded $1 billion."

AS GOOD AS OUR

WORD

continue and even accelerate the pace we set in the first six years of our existence.

Our success to date has been due largely to our ability to execute strategies designed to make EnPro a better company.

We established a lean manufacturing culture with our Total Customer Value program. Our employees have fully embraced this program, with assurances that its benefit is our ability to produce more products more efficiently, so we can meet increases in demand without adding costs.

We made EnPro a safe place to work, with one of the best safety records in industries of our type—in fact in 2006, *Occupational Hazards* magazine recognized EnPro as one of America's safest companies. More recently, a leading insurance company picked our workers' compensation loss rate as a benchmark against which it measures the success of other companies' programs.

We focused on managing the settlement of asbestos claims against our subsidiaries, and we succeeded in making the cash flows associated with those claims more manageable – an important statement, since six years ago, many people were skeptical that we'd be able to escape the demands of those claims without severe damage to the company.

We expanded our markets, reaching into new geographic areas with facilities in Slovakia, China and India, areas of the globe where we had no presence six years ago. Market expansion has also taken us into more technologically advanced markets, increasing our participation in nuclear power, oil and gas production, natural gas transmission, semiconductor manufacturing and other market sectors.

Our marketing and engineering capabilities have increased as well, as measured not only by the numbers of new products we introduce each year, but also by the sales dollars that new products generate. In 2007, over 15% of our sales came from products introduced in the past five years. While 20% is our goal, the contribution compares very favorably to our position six years ago, when about 7% of our sales came from products less than five years old.

Finally, we made important acquisitions, especially in 2006 and 2007, that support our strategies for growth and will increasingly contribute to our financial results as they are integrated into our company.

Several specific accomplishments in 2007 will help us continue to improve results in 2008 and beyond.

At Garlock Sealing Technologies' facilities in Palmyra, New York, we completed a full year of operation in the first new building to be erected on that site in nearly 50 years. That building houses Garlock's Klozure dynamic seal product line. A second new building being completed in 2008 will house the line that produces Garlock's Gylon gasketing material. These two new buildings mark important milestones in our five-year program to modernize the Palmyra facilities into an efficient, world-class manufacturing complex. In the course of the program, we will reduce the number of buildings on the site from 26 to 7 and reduce the manufacturing space by about half, eliminating nearly 350,000 square feet of space that was inefficient and costly to maintain.

We reported a greatly improved operating performance at Fairbanks Morse Engine. In the third quarter of 2006, we turned the business over to a new management team led by Tony Gioffredi, who engineered a remarkable turnaround. Fairbanks Morse ended the year with a profit margin of almost 12%, more than double the average of recent years, and we are confident the business is well-positioned to sustain this higher level.

At the beginning of 2006, France Compressor Products was a small but growing part of our company. Beginning in the middle of 2006, we made a series of acquisitions that more than tripled the size of the business and moved it into the ranks of our core operations. Equally important, the acquisitions transformed a business that just a few years ago was focused primarily on markets along the U.S. Gulf Coast into an international competitor with operations in the United States, Canada, Europe, South America and Asia. We've chosen to change the name to Compressor Products International, the name of one of the businesses we acquired and one we believe more accurately reflects the global nature of this business.

Our international growth in 2008 will also benefit from our expansion in China and India, which are among the world's most vibrant economies. We first ventured into China in 2004, when we opened Quincy Compressor's Q-Tech facility to serve the local market. In 2007, we entered India with a shared services facility that manufactures both Garlock seals and GGB bearings. In China, we opened a similar facility that produces bearings and, during the course of 2008, will also begin to produce Stemco's wheel-end products. Garlock has also established a presence in China with the acquisition of Sinflex Sealing Technologies, a Garlock distributor and seal manufacturer. By the end of 2008, we expect Compressor Products International to also have a manufacturing presence in China.

[illegible]

While where we've been is important to our shareholders, it's where we're going that really counts. The strategies we have relied upon to bring us to our present position were designed to provide fundamental building blocks that will enable EnPro to grow and prosper. They are intended to be an asset to us, regardless of the conditions of our markets, and we are confident they will be as effective in the future as they have been in the past.

A seasoned, experienced core of senior managers, both on our corporate staff and in our operations, have proven themselves capable of executing our strategies and leading our businesses to increasingly higher levels of performance. With the support and endorsement of our managers, our employees have also embraced our strategies. They have shown not only an understanding and an appreciation of them, but also the ability to implement them at every level of our organization.

We have worked hard over the years to develop a culture of mutual trust and integrity at EnPro. Our employees are willing to work hard to contribute to the success of our company. They hold a sense of dedication and responsibility to their jobs, and they enthusiastically support TCV and our corporate strategies. We believe such a culture will serve us well in the future.

Each EnPro business has developed long-term goals for growth, innovation and profitability as well as for their perceptions and reputations among employees, customers and the communities where they operate. With clear objectives and the continued support of our employees, we believe the kind of improvement we have achieved over the past six years will continue well into the future.

[illegible]

As I announced near the end of 2007, I am retiring in 2008. This will be my final letter to our shareholders as president and chief executive officer of EnPro Industries. I've been privileged and honored to hold that position since our company was formed. I've been equally privileged to work with an able group of people who have contributed to the successes we've enjoyed. However, as I approach my 65th birthday, it's appropriate for me to hand over my responsibilities to a new leader.

After a diligent, six-month long search and a review of a number of highly qualified candidates, our Board of Directors selected Stephen E. Macadam to assume my responsibilities. Steve comes to EnPro from BlueLinx Holdings, a leading North American supplier of building materials, where he served as chief executive officer from 2005 until accepting his position with EnPro.

Steve brings a wealth of public company experience to his new job, having served as president and chief executive officer of Consolidated Container Company from 2001 to 2005, and having spent several years as an executive at Georgia Pacific. Earlier in his career, he was a partner and principal at McKinsey & Company, the international management consulting firm. Our board was unanimous in its selection of Steve and the conclusion that he is the right leader for EnPro. His philosophy is directly aligned with our strategies, and his vision and experience complement the strengths of our businesses.

As I turn over my responsibilities to Steve, I have every reason to believe EnPro will continue to thrive under his leadership.

In conclusion, I'd like to thank everyone who has played a part in supporting me and helping me develop a vision for EnPro. The credit for our success goes to a dedicated team who shared my commitment to build EnPro into a better company and the kind of company for which people want to work. I am confident that these individuals will maintain their commitment to the company's continued success.

To the employees in our operating units, our managers, our corporate staff and our directors, I say thank you for your support and your efforts. The past six years have been the most fulfilling of my life, thanks to your hard work and the results we have achieved.

To our shareholders, I say thank you for your trust. I look forward to joining you in enjoying the rewards that I am confident lie ahead for EnPro Industries.

Sincerely,

Ernest F. Schaub

Ernest F. Schaub
President and Chief Executive Officer

Management Team

Pictured at GGB Bearing Technology's Thorofare, New Jersey bearings manufacturing facility

Front: Ernie Schaub, President and Chief Executive Officer Second Row, left to right: Bill Dries, Senior Vice President and Chief Financial Officer; Tony Gioffredi, Division President, Fairbanks Morse Engine; Rick Magee, Senior Vice President, General Counsel and Secretary Third Row, left to right: Bernd Fischer, Division President, GGB Bearing Technology; Milt Childress, Vice President, Strategic Planning and Business Development; Jon Cox, Division President, Stemco; John Thompson, Division President, Quincy Compressor Rear: Paul Baldetti, Division President, Garlock Sealing Technologies



AS GOOD AS OUR WORD

"TCV is more than an initiative to improve our bottom line – it is a growing part of our corporate culture."

Segment Profit Margin Improvement: 520 Basis Points Since 2002

SEGMENT PROFIT MARGIN IMPROVEMENT



Continuous improvement in operational efficiency has been a core management strategy and primary focus since EnPro became an independent company. Since 2002, improved efficiencies have contributed to an increase in our segment profit margins from 10.6% to 15.8%. We credit our success to our Total Customer Value (TCV) program, a combination of lean manufacturing philosophy, Six Sigma methodology, supply chain efficiencies and cost-conscious policies. TCV principles have become standard operating procedure for all EnPro companies.

Since 2002, 60% of our employees have participated in at least one TCV project designed to increase productivity and on-time delivery, shorten lead times, cut waste, reduce inventories and improve processes. A number of them have undergone intense training to become black belts, or experts, in TCV, including 40 in 2007. To receive this designation, an employee must direct a project which generates savings of at least $100,000. In 2007, these projects alone generated approximately $6 million in savings, and, in combination with the savings from other TCV and supply chain initiatives, helped offset cost increases and improve our segment profits.

> [illegible] Value on Many Fronts

We've created an infrastructure that drives efficiency improvement deep into our organization. We train every employee in TCV principles; and in 2007, several employees who had reached the proficiency level of black belt were selected for continued development as TCV master black belts. As masters, they will together select and train up to 60 more employees to become TCV black belts, further strengthening our ability to deliver operational improvements.

Involved and committed employees are fundamental to our success in providing greater value to our customers. Often working collaboratively among businesses, EnPro employees share best practices from their own experiences and bring fresh perspectives to colleagues' challenges, an effective way to solve particular problems and to promote an overall culture of knowledge-sharing.

We also improve performance by critically examining our supply chain to ensure we are reducing waste and inefficiencies. We work with our suppliers to align their business processes with our lean practices. We host TCV workshops for key suppliers to eliminate non-value-added activities in their operations. By developing mutually beneficial relationships with our suppliers, we are more successful at reducing costs, boosting productivity and increasing customer satisfaction. TCV has evolved into a defining part of our culture.





Above Left: *A team of employees observe as a TCV black belt at GGB Bearing Technology's Thorofare, New Jersey facility demonstrates a Single Minute Exchange of Die during a kaizen event. This technique reduces changeover times and improves productivity.*

Above Right: *Kaizen events are designed to improve processes and eliminate waste – activities that add cost but not value. They are held regularly across EnPro to examine all types of processes. The team above is brainstorming ideas to reduce the time between the receipt of an order and the delivery of the product, in this case, GGB bearings.*

"We will be operating from very efficient, modern facilities that make new products in anticipation of our customers' needs." 2004 Annual Report

> As Good As Our Word Welcome to Palmyra, New York

To ensure our businesses remain competitive and profitable, we invest to modernize facilities, boosting productivity and efficiency. In 2008, Garlock Sealing Technologies will complete the third full year of its five-year modernization project at Palmyra, transforming a facility designed for the first half of the 20th century into a global center of 21st century manufacturing excellence.

Palmyra represents our biggest project, but not our only one. Since 2002, we've constructed a new bearing manufacturing facility in Slovakia. We've begun assembling air compressors in China. We've consolidated North America compressor products manufacturing in a modern facility in Houston, Texas, and we've invested in a facility in Quincy, Illinois, to improve the process used to manufacture air compressors and another in Beloit, Wisconsin, to support more efficient production of new diesel engines. As 2008 begins, we're completing the consolidation of Plastomer Technologies facilities in two states into one new and more efficient facility in Houston.









A Global Work in Progress

CAPITAL EXPENDITURES



We are expanding the production of our industry-leading products into new regions with strong economies and growing markets, serving existing customers as they locate to areas like China and India, and introducing our products to a new group of customers who are emerging in those markets.

Early in 2008, we acquired a gasket manufacturing and distribution company located in Shanghai, which we will operate as part of Garlock Sealing Technologies. To facilitate our expansion into China, we opened EnPro China, a shared services center located in Shanghai, whose employees will provide administrative assistance to all EnPro companies in China, including the new Garlock business, Quincy Compressor's Q-Tech facility, and the new facility shared by GGB and Stemco.

To serve the Indian market, we established EnPro India Private Limited, a shared services organization that provides administrative and operational services to a facility at Pune occupied by GGB and Garlock. With a business plan designed to offer maximum efficiency and innovation, the two businesses share expenses, sourcing opportunities and administration services. Though the manufacturing facility is shared, each business brands its products and operates its sales forces independently.

EnPro is working hard to build its brands into industry-recognized names around the world.

Left: *On the far left, a new machining center at Fairbanks Morse improves production of diesel engines. On the near left, this new building houses Garlock's Klozure product line, replacing a number of older buildings with open and efficient manufacturing space.*

Above: *On the left, a seal for the Chinese market produced by Garlock Sealing Technologies (Shanghai), a business acquired in early 2008. On the right, a Q-Tech employee assembles a Quincy air compressor at Quincy's facility at Kunshan, China.*

"Our ultimate goal is to generate 20% of our annual sales from new products. We are about halfway there as 2006 begins."

> New Products Equal 15% of 2007 Sales

The growth of our businesses is improved by the steady, consistent flow of new products into the marketplace. Our goal is to generate 20% of our sales from products that have been developed within the prior five years. In 2002, our first year as an independent company, about 7% of our sales fell into that category. In 2007, the number had risen to 15%, still short of our goal, but a significant improvement from where we started. To keep the pipeline flowing, we strive to simultaneously meet our customers' demands today, while we anticipate and develop the products they will need in the future.


ASME B 16.20

The Garlock HYDRA-JUST™ system is designed for slurry applications in mining, chemical processing and other harsh conditions. This award-winning rotary seal lasts longer and reduces cooling water usage by 98% compared to the next-best alternative.



Quincy Compressor's QSI premium industrial compressor sets the industry standard for efficiency in rotary screw compressors, offering 130,000-hour design, choice of air or water cooling and a 10-year warranty that is the best in the industry.





> More To Come A Pipeline of Great Ideas

We aspire to be known for providing innovative products that meet the unique requirements of the markets and customers we serve. The best companies do more than meet customers' current needs. The best anticipate what the customer will want in the future and work to be ready with a solution when the demand arises. To support our goals, we created new positions in marketing and engineering in our operations, adding talented personnel who are implementing a disciplined approach to product development.

Our marketing teams, through surveys, conversations and more formalized "Voice of the Customer" programs, provide customer feedback to our technology teams, ensuring our research and development is targeted and strategic.

We also find opportunities to introduce our products into new markets. For example, GGB Bearing Technology's products are well known in the plain bearings market. However, this is a small part of the overall bearing market, so GGB's marketing and technology teams are exploring ways for plain bearings to replace roller bearings within some applications, thereby delivering more value to the customer.

Stemco's AirBAT™ RF allows heavy-duty truck fleet operators to remotely monitor tire pressure, optimizing wear and reducing labor required to check and repair tires. The BAT™ RF product line provides automated solutions for collection of mileage, fuel consumption and asset identification.



GGB Bearing Technology's DX-10 bearing is metal-backed with a polymer lining designed to operate with minimal lubrication in a wide range of industrial and automotive applications. Indentations on the interior surface act as grease reservoirs.



GGB Bearing Technology's sealed bearing cartridge is a cost-effective, maintenance-free alternative to conventional greased metal and rolling-element bearings in off-highway equipment and other demanding applications. The self-lubricating bearing, made of filament wound material, provides superior wear.



"Our ability to make meaningful acquisitions will add strength and depth to our core businesses and will improve the returns we bring to shareholders."

> Over $70 Million in Sales Acquired Since 2006

In 2006 and 2007, we acquired companies and product lines that will provide us with additional annual sales in excess of $70 million in 2008 and the opportunity for growth in both sales and profitability in the future as we complete the integration of these operations into our businesses. Acquisitions improve our access to markets by expanding our presence in parts of the world where we may have been underrepresented and by introducing us to new industrial markets that we did not previously serve.

Our compressor products business, now known as Compressor Products International, benefited significantly from the acquisitions we made in 2006 and 2007. They transformed it from a company focused on the U.S. Gulf Coast, with a small presence in other parts of the world, into a global, market-leading enterprise, strengthening the core of businesses that will support EnPro's growth.

Seals manufactured by Pikotek, a business acquired in 2003, expanded EnPro's presence in upstream oil and gas markets and have provided consistent strong returns as part of the company's Sealing Products segment.



Compressor valves control the flow of gas in the cylinders of reciprocating compressors. The CPI valve design significantly increases reliability while maintaining pressure throughout the compression cycle. The valve is essentially self-cleaning and competes effectively with more expensive metal valves.



The Syntron® RP mechanical seal product line was acquired by Garlock in 2007. Syntron seals a wide variety of gases and fluids in industrial applications such as fans, autoclaves and pumps, and is used in marine applications to seal propeller shafts, stern tubes and thrusters.



> More To Come: A Vigilant Outlook for Opportunity

We diligently search for opportunities to improve our company. We search for ways to complement or expand the EnPro businesses that serve sealing products and engineered products markets. We also look for ways to open faster-growing technical or geographic markets for our products. We build a pipeline of potential acquisitions by relying on a variety of resources. Our corporate business development staff works with external advisors to identify companies and product lines that may be for sale. Personnel at our operations use their contacts in the marketplace, not only to help us identify potential candidates but also to help us understand how a business we're interested in would fit into the EnPro family and the benefits it would bring to our company.

The acquisitions we have made to date are making meaningful contributions to our company, and we expect to make more valuable additions to EnPro brands in the future. As we expand our ability to make acquisitions, our focus is on making sound decisions, sharpening the skills we need for successful integration, and developing operating plans for new businesses that are as solid and successful as those we have implemented at our existing businesses.



A technician at Garlock's Helicoflex facility in Columbia, South Carolina, completes the final polishing and inspection of a nuclear reactor pressure vessel seal, a product line acquired in 2003.



"I expect that our cash flows will be sufficient to resolve a declining number of claims without limiting our ability to reinvest in our business."



> As Good As Our Word: Total Asbestos Payments Have Declined More Than 30% Since 2001

Total payments for asbestos claims and expenses have declined by more than 30%, to $115 million in 2007 from a peak of $166 million in 2001, and as the total has declined, net cash outlays associated with asbestos have dropped by more than 55%, from a high of $78 million in 2001 to an average of about $31 million over the past four years. Over the same period, our operating strategies and growth in our markets have produced an increase in sales of over 40%, an increase in segment operating profits of over 100% and an increase of more than five percentage points in segment profit margins. As our company has grown, new claims against our subsidiaries are at a 20-plus-year low, nearly 90% below their peak in 2003. Clearly, our strategy to manage asbestos claims and settlements has proven effective in allowing us to focus on the growth of our operations.

AS GOOD AS OUR

WORD

> More To Come: Manageable Expenses and Cash Flows

PAYMENTS OF ASBESTOS CLAIMS AND EXPENSES



Our strategy for the settlement of asbestos claims is focused on reducing asbestos-related expenses and cash flows associated with settlements. As the number of new asbestos claims has diminished, we anticipate total payments of fees, expenses and settlement costs related to asbestos to continue to decline as they have for the past six years.

A significant portion of these payments will be offset by the collection of insurance. At the end of 2007, we had about $380 million of insurance, which, under agreements in place with our insurers, we expect to collect in various amounts over approximately the next 10 years. Over that period, we expect fewer new claims to be filed and total payments to decline. Insurance collections should continue to offset a significant portion of our payments. At the same time, we expect EnPro to become a stronger, healthier company as we continue to invest in the growth of our operations.

> Management

Corporate Officers

President and Chief Executive Officer

Senior Vice President and
Chief Financial Officer

Senior Vice President,
General Counsel and Secretary

Vice President, Strategic Planning
and Business Development

Vice President and Controller

Vice President and Treasurer

Operating Management

Division President,
Garlock Sealing Technologies

Division President, Stemco

Division President, GGB Bearing Technology

Division President, Fairbanks Morse Engine

Division President, Quincy Compressor

Vice President, Operational Support
and Technology

> Board of Directors

William R. Holland [1,2,3,4]
Non-Executive Chairman of the Board

Ernest F. Schaub [1]
President and Chief Executive Officer

J.P. Bolduc [2,3,4]
Chairman and Chief Executive Officer,
JPB Enterprises, a merchant banking,
venture capital and real estate
investment company

Peter C. Browning [1,2,3,4]
Former Dean, McColl School of Business
Queens University

Joe T. Ford [2,3,4]
Former Chairman, ALLTEL, a communications
and services provider

Gordon D. Harnett [1,2,3,4]
Former Chief Executive Officer and
Chairman of the Board,
Brush Engineered Materials Inc., a provider
of metal-related products and engineered
material systems

David L. Hauser [2,3,4]
Group Executive and Chief Financial Officer
Duke Energy Corporation, an electric power
company

Wilbur J. Prezzano [2,3,4]
Former Vice Chairman of
Eastman Kodak Company;
Non-Executive Chairman, Lance Inc.,
a snack foods manufacturer

Committees of the Board of Directors
1 Executive Committee
2 Audit and Risk Management Committee
3 Compensation and Human Resources Committee
4 Nominating and Corporate Governance Committee

AS GOOD AS OUR
WORD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31225

ENPRO INDUSTRIES, INC.

(Exact name of registrant, as specified in its charter)

North Carolina	**01-0573945**
(State or other jurisdiction of incorporation)	(I.R.S. employer identification no.)
5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina	**28209**
(Address of principal executive offices)	(Zip code)

(704) 731-1500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting and nonvoting common stock of the registrant held by non-affiliates of the registrant as of June 30, 2007 was $909,937,000. As of February 15, 2008, there were 21,631,176 shares of common stock of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2008 annual meeting of shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1.	Business	1
ITEM 1A.	Risk Factors	5
ITEM 1B.	Unresolved Staff Comments	9
ITEM 2.	Properties	10
ITEM 3.	Legal Proceedings	10
ITEM 4.	Submission of Matters to a Vote of Security Holders	11

PART II

ITEM 5.	Registrant's Common Equity and Related Shareholder Matters	12
ITEM 6.	Selected Consolidated Financial Data	13
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	26
ITEM 8.	Financial Statements and Supplemental Data	27
ITEM 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	27
ITEM 9A.	Controls and Procedures	27
ITEM 9B.	Other Information	28

PART III

ITEM 10.	Directors, Executive Officers and Corporate Governance	28
ITEM 11.	Executive Compensation	28
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	29
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	29
ITEM 14.	Principal Accountant Fees and Services	29

PART IV

ITEM 15.	Exhibits and Financial Statement Schedules	29
	Signatures	30
	Exhibit Index	31
	Report of Independent Registered Public Accounting Firm	33
	Consolidated Statements of Operations	34
	Consolidated Statements of Cash Flows	35
	Consolidated Balance Sheets	36
	Consolidated Statements of Changes in Shareholders' Equity	37
	Notes to Consolidated Financial Statements	38
	Schedule II – Valuation and Qualifying Accounts	66

PART I

ITEM 1. BUSINESS

As used in this report, the terms "we," "us," "our," "EnPro" and "Company" mean EnPro Industries, Inc. and its subsidiaries (unless the context indicates another meaning). The term "common stock" means the common stock of EnPro Industries, Inc., par value $0.01 per share. The terms "convertible debentures" and "debentures" mean the 3.9375% Convertible Senior Debentures due 2015 issued by the Company in October 2005.

Background

We were incorporated under the laws of the State of North Carolina on January 11, 2002, as a wholly owned subsidiary of Goodrich Corporation ("Goodrich") in anticipation of Goodrich's announced distribution of its Engineered Industrial Products segment to existing Goodrich shareholders, which took place on May 31, 2002 (the "Distribution"). We are a leader in the design, development, manufacturing, and marketing of proprietary engineered industrial products. We have 42 primary manufacturing facilities located in the United States and 10 other countries.

Our sales by geographic region in 2007, 2006 and 2005 were as follows:

(in millions)	**2007**	2006	2005
United States	**$ 565.7**	$543.0	$485.6
Europe	**277.8**	222.8	212.1
Other	**186.5**	162.6	140.9
Total	**$1,030.0**	$928.4	$838.6

We maintain an Internet website at www.enproindustries.com. We will make this annual report, in addition to our other annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Our Corporate Governance Guidelines and the charters for each of our Board Committees (Audit and Risk Management, Compensation and Human Resources, Executive, and Nominating and Corporate Governance committees) are also available on our website, and copies of this information are available in print to any shareholder who requests it. Information included on or linked to our website is not incorporated by reference into this annual report.

Operations

We manage our business as three segments: a sealing products segment, which includes our sealing products, heavy-duty wheel end components, polytetrafluoroethylene ("PTFE") products, and rubber products; an engineered products segment, which includes our metal polymer bearings, rotary and reciprocating air compressors, vacuum pumps, air systems and reciprocating compressor components; and an engine products and services segment, which manufactures heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. For financial information with respect to our business segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations," and Note 16 to our Consolidated Financial Statements. Item 7 and Note 16 contain information about sales and profits for each segment, and Note 16 contains information about each segment's assets.

Sealing Products Segment

OVERVIEW. Our Sealing Products segment designs, manufactures and sells sealing products, including metallic, non-metallic and composite material gaskets, rotary seals, compression packing, resilient metal seals, elastomeric seals, hydraulic components and expansion joints, as well as wheel-end component systems, PTFE products, conveyor belting and sheeted rubber products. These products are used in a variety of industries, including chemical and petrochemical processing, petroleum extraction and refining, pulp and paper processing, heavy-duty trucking, power generation, food and pharmaceutical processing, primary metal manufacturing, mining, water and waste treatment, aerospace, medical, filtration and semiconductor fabrication. In many of these industries, performance and durability are vital for safety and environmental protection. Many of our products are used in applications that are highly demanding, e.g., where extreme temperatures, extreme pressures, corrosive environments and/or worn equipment make sealing difficult.

PRODUCTS. Our Sealing Products segment includes the product lines described below, which are designed, manufactured and sold by our Garlock Sealing Technologies, Stemco, Plastomer Technologies and Garlock Rubber Technologies operations.

Gasket products are used for sealing flange joints in chemical, petrochemical and pulp and paper processing facilities where high pressures, high temperatures and corrosive chemicals create the need for specialized and highly engineered sealing products. We sell these gasket products under the Garlock®, Gylon®, Blue-Gard®, Stress-Saver®, Edge®, Graphonic® and Flexseal® brand names. These products have a long-standing reputation within the industries we serve for performance and reliability.

Rotary seals are used in rotating applications to contain the lubricants that protect the bearings from excessive friction and heat generation. Because these sealing products are utilized in dynamic applications, they are subject to wear. Durability, performance, and reliability are, therefore, critical requirements of our customers. These rotary seals are used in demanding applications in the steel industry, mining and pulp and paper processing under well-known brand names including Klozure® and Model 64®.

Compression packing is used to provide sealing in pressurized, static and dynamic applications such as pumps and valves. Major markets for compression packing products are the pulp and paper, mining, petrochemical and hydrocarbon processing industries. Branded products for these markets include EVSP™, Synthepak® and Graph-lock®.

Resilient metal seals provide extremely tight sealing performance for highly demanding applications such as nuclear power generation, semiconductor fabrication facilities, specific chemical processing applications and race car engines. Branded products for these markets include Helicoflex® and Ultraflex®.

Critical service flange gaskets, seals and electrical flange isolation kits are used in high-pressure wellhead equipment, flow lines, water injection lines, sour hydrocarbon process applications and crude oil and natural gas pipeline/transmission line applications. These products are sold under the brand names Pikotek®, VCS™, Flowlo™ and PGE™.

Stemco manufactures a variety of sealing products used by the heavy-duty trucking industry to improve the performance of wheel end systems and reduce fleet maintenance. Products for this market include hub oil seals, axle fasteners, hub caps, wheel bearings and mileage counters. We sell these sealing products under the Stemco®, Grit Guard®, Guardian®, Guardian HP®, Voyager®, Discover®, Pro-Torq®, Sentinel®, and DataTrac® brand names.

Plastomer Technologies manufactures PTFE specialty tape, formed PTFE products, and PTFE sheets and shapes. These PTFE products provide highly specialized and engineered solutions to our customers in the aircraft, fluid handling and semiconductor industries, and are sold under the Plastolon®, Texolon™ and Amicon™ brand names.

Garlock Rubber Technologies manufactures rubber bearing pads, conveyor belts and other rubber products for industrial applications under the DuraKing®, FlexKing®, Viblon™, Techflex™ and HeatKing™ brand names.

CUSTOMERS. Our Sealing Products segment sells products to industrial agents and distributors, original equipment manufacturers ("OEMs"), engineering and construction firms and end users worldwide. Sealing products are offered to global customers, with approximately 43% of sales delivered to customers outside the United States in 2007. Representative customers include Saudi Aramco, Motion Industries, Applied Industrial Technologies, Electricite de France, AREVA, Bayer, BASF Corporation, General Electric Company, Georgia-Pacific Corporation, Eastman Chemical Company, Exxon Mobil Corporation, Minarra Resources, Queensland Alumina, AK Steel Corporation, Volvo Corporation, Utility Trailer, Great Dane, Mack Trucks, International Truck, PACCAR and Applied Materials. In 2007, no single customer accounted for more than 2% of segment revenues.

COMPETITION. Competition in the sealing markets in which we operate is based on proven product performance and reliability, as well as price, customer service, application expertise, delivery terms, breadth of product offering, reputation for quality and the availability of the product. Our leading brand names, including Garlock® and Stemco®, have been built upon long-standing reputations for reliability and durability. In addition, the breadth, performance and quality of our product offerings allow us to achieve premium pricing and have made us a preferred supplier among our agents and distributors. We believe that our record of product performance in the major markets in which this segment operates is a significant competitive advantage for us. Major competitors include A.W. Chesterton Company, Klinger Group, Teadit, Lamons, SIEM/Flexitallic, SKF USA Inc., Freudenberg-NOK, Federal-Mogul Corporation and Saint-Gobain.

RAW MATERIALS AND COMPONENTS. Our Sealing Products segment uses PTFE resins, aramid fibers, specialty elastomers, elastomeric compounds, graphite and carbon, common and exotic metals, cold-rolled steel, leather, aluminum die castings, nitrile rubber, powdered metal components, and various fibers and resins. We believe that all of these raw materials and components are readily available from various suppliers.

Engineered Products Segment

OVERVIEW. Our Engineered Products segment includes operations that design, manufacture and sell self-lubricating, non-rolling, metal polymer bearing products, rotary and reciprocating air compressors, vacuum pumps, air systems and reciprocating compressor components.

PRODUCTS. Our Engineered Products segment includes the product lines described below, which are designed, manufactured and sold by GGB, Quincy Compressor and Compressor Products International.

GGB produces self-lubricating, non-rolling, metal polymer, solid polymer and filament wound bearing products. The metal-backed or epoxy-backed bearing surfaces are made of PTFE or a mixture that includes PTFE to provide maintenance-free performance and reduced friction. These products typically perform as sleeve bearings or thrust washers under conditions of no lubrication, minimal lubrication or pre-lubrication. These products are used in a wide variety of markets such as the automotive, pump and compressor, construction, power generation and machine tool markets. We have over 20,000 bearing part numbers of different designs and physical dimensions. GGB™ is a well recognized, leading brand name in this product area.

Quincy Compressor® designs and manufactures rotary screw and reciprocating air compressors and vacuum pumps, ranging from one-third to 500 horsepower, used in a wide range of industrial applications, including the pharmaceutical, pulp and paper, gas transmission, health, construction, petrochemical and automotive industries. Quincy® also sells a comprehensive line of dryers, filters and air treatment products. In addition, Quincy performs comprehensive compressed air system audits under the Air Science Engineering™ brand name and manufactures a complete line of pneumatic and hydraulic cylinders under the Ortman™ brand name.

Compressor Products International designs, manufactures and services components for reciprocating compressors and engines. These components (packing and wiper assemblies and rings, piston and rider rings, compressor valve assemblies and components) are primarily utilized in the refining, petrochemical, natural gas transmission and general industrial markets. Compressor Products International also designs and manufactures the Gar-Seal® family of lined butterfly valves.

CUSTOMERS. Our Engineered Products segment sells its products to a diverse customer base using a combination of direct sales and independent distribution networks. GGB has customers worldwide in all major industrial sectors, and supplies products both directly to customers through their own local distribution system and indirectly to the market through independent agents and distributors with their own local network. Quincy Compressor products are sold through a global network of independent agents and distributors. Quincy Compressor also sells directly to national accounts, OEMs and climate control houses. Compressor Products International sells its products globally through a network of company salespersons, independent sales representatives and distributors. In 2007, no single customer accounted for more than 3% of segment revenues.

COMPETITION. GGB has a number of competitors, including Kolbenschmidt Pierburg AG, Norton Company and Federal-Mogul Corporation. In the markets in which GGB competes, competition is based primarily on performance of the product for specific applications, product reliability, delivery and price. Quincy Compressor's major competitors include Gardner Denver, Inc., Sullair Corporation, Ingersoll-Rand Company, Atlas Copco North America Inc. and Kaeser Compressors, Inc. In the markets in which Quincy Compressor competes, competition generally is based on reliability, quality, delivery times, energy efficiency, service and price. Compressor Products International competes against original equipment manufacturers, such as Dresser Rand, Ingersoll-Rand Company, Cooper Energy Services, Nuovo Pignone and Ariel Compressor and other component manufacturers, such as C. Lee Cook and Hoerbiger Corporation. Price, availability, product quality and reliability are the primary competitive drivers in the markets served by Compressor Products International.

RAW MATERIALS AND COMPONENTS. GGB's major raw material purchases include steel coil, bronze powder and PTFE. GGB sources components from a number of external suppliers. Quincy Compressor's primary raw materials are iron castings. Components used by Quincy Compressor are motors, coolers and accessories such as air dryers, filters and electronic controls. Compressor Products International's major raw material purchases include PTFE, PEEK (Polyetheretherketone), compound additives, cast iron, bronze, steel and stainless steel bar stock. We believe that all of these raw materials and components are readily available from various suppliers.

Engine Products and Services Segment

OVERVIEW. Our Engine Products and Services segment designs, manufactures, sells and services heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. We market our products and services under the Fairbanks Morse Engine™ brand name.

PRODUCTS. In addition to our own designs, our Engine Products and Services segment manufactures licensed heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. The reciprocating engines range in size from 700 to 31,970 horsepower and from five to 20 cylinders. The government and the general industrial market for marine propulsion, power generation, and pump and compressor applications use these products. We have been building engines for over 115 years under the Fairbanks Morse Engine™ brand name and we have a large installed base of engines for which we supply aftermarket parts and service. Additionally, we have been the U.S. Navy's supplier of choice for medium-speed diesel engines and have supplied engines to the U.S. Navy for over 70 years.

CUSTOMERS. Our Engine Products and Services segment sells its products to customers worldwide, including major shipyards, municipal utilities, institutional and industrial organizations, sewage treatment plants, nuclear power plants and offshore oil and gas platforms. We market our products through a direct sales force of engineers in North America and through independent agents worldwide. Our representative customers include Northrop Grumman, General Dynamics, Lockheed Martin, the U.S. Navy, the U.S. Coast Guard and Exelon. In 2007, the largest customer accounted for approximately 29% of segment revenues.

COMPETITION. Major competitors for our Engine Products and Services segment include MTU, Caterpillar Inc. and Wartsila Corporation. Price, delivery time, and engine efficiency relating to fuel consumption and emissions drive competition.

RAW MATERIALS AND COMPONENTS. Our Engine Products and Services segment purchases multiple ferrous and non-ferrous castings, forgings, plate stock and bar stock for fabrication and machining into engines. In addition, we buy a considerable amount of precision-machined engine components. We believe that all of these raw materials and components are readily available from various suppliers.

Research and Development

We refer to our research and development efforts as our "EnNovation" program. The goal of the program is to strengthen our product portfolios for traditional markets while simultaneously creating distinctive and breakthrough products. "EnNovation" incorporates a process to move product innovations from concept to commercialization, and to identify, analyze, develop and implement new product concepts and opportunities aimed at business growth. An "EnNovation" steering team comprised of engineering and marketing leaders coordinates and oversees our new product development efforts.

We employ scientists, engineers and technicians throughout our operations to develop, design and test new and improved products. We work closely with our customers to identify issues and develop technical solutions. The majority of our research and development expenditures are directed toward the development of new sealing products for hostile environments, the development of truck and trailer fleet information systems, the development of bearing products and materials with superior friction and wear characteristics, and the extension of our air compressor product line. Prior to introduction, new products are subject to extensive testing at our various facilities and at beta test sites in conjunction with our customers.

Backlog

At December 31, 2007, we had a backlog of orders valued at $268.6 million compared with $192.4 million at December 31, 2006. Approximately 30% of the backlog, mainly at Fairbanks Morse Engine, is expected to be filled beyond 2008. Backlog represents orders on hand that we believe to be firm. However, there is no certainty that the backlog orders will in fact result in actual sales at the times or in the amounts ordered. In addition, for most of our business, backlog is not particularly predictive of future performance because of our short lead times and some seasonality.

Quality Assurance

We believe that product quality is among the most important factors in developing and maintaining strong, long-term relationships with our customers. In order to meet the exacting requirements of our customers, we maintain stringent standards of quality control. We routinely employ in-process inspection by using testing equipment as a process aid during all stages of development, design and production to ensure product quality and reliability. These include state-of-the-art CAD/CAM equipment, statistical process control systems, laser tracking devices, failure mode and effect analysis and coordinate measuring machines. We are also able to extract numerical quality control data as a statistical measurement of the quality of the parts being manufactured from our CNC machinery. In addition, we perform quality control tests on parts that we outsource. As a result, we are able to significantly reduce the number of defective parts and therefore improve efficiency, quality and reliability.

As of December 31, 2007, 31 of our manufacturing facilities were ISO 9000, QS 9000 and/or TS 16949 certified with the remaining facilities working towards obtaining ISO and/or TS certification. Twelve of our facilities are ISO 14001 certified. OEMs are increasingly requiring these standards in lieu of individual certification procedures and as a condition of awarding business.

Patents, Trademarks and Other Intellectual Property

We maintain a number of patents and trademarks issued by the U.S. and other countries relating to the name and design of our products and have granted licenses to some of these trademarks and patents. We routinely evaluate the need to protect new and existing products through the patent and trademark systems in the U.S. and other countries. We also have proprietary information, consisting of know-how and trade secrets relating to the design, manufacture and operation of our products and their use that is not patented. We do not consider our business as a whole to be materially dependent upon any particular patent, patent right, trademark, trade secret or license.

In general, we are the owner of the rights to the products that we manufacture and sell. However, we also license patented and other proprietary technology and processes from various companies and individuals in order to broaden our product offerings. We are dependent on the ability of these third parties to diligently protect their intellectual property rights. In several cases, the intellectual property licenses are integral to the manufacture of our products. For example, Fairbanks Morse Engine licenses technology from MAN Diesel for the four-stroke reciprocating engine, and Quincy Compressor licenses from Svenska Rotor Maskiner AB its rotary screw compressor design and technology. A loss of these licenses or a failure on the part of the third party to protect its own intellectual property could reduce our revenues. Although these licenses are all long-term and subject to renewal, it is possible that we may not successfully renegotiate these licenses or that they could be terminated for a material breach. If this were to occur, our business, financial condition, results of operations and cash flows could be adversely affected.

Employees and Labor Relations

We currently have approximately 4,700 employees worldwide. Approximately 2,700 employees are located within the U.S. and approximately 2,000 employees are located outside the U.S., primarily in Europe, Canada and Mexico. Approximately 29% of our U.S. employees are members of trade unions covered by collective bargaining agreements. Union agreements relate, among other things, to wages, hours and conditions of employment. The wages and benefits furnished are generally comparable to industry and area practices.

We have collective bargaining agreements in place at five of our U.S. facilities. The hourly employees who are unionized are covered by collective bargaining agreements with a number of labor unions and with varying contract termination dates ranging from August 2008 to June 2012. In addition, some of our employees located outside the U.S. are subject to national collective bargaining agreements.

ITEM 1A. RISK FACTORS

In addition to the risks stated elsewhere in this annual report, set forth below are certain risk factors that we believe are material. If any of these risks occur, our business, financial condition, results of operations, cash flows and reputation could be harmed. You should also consider these risk factors when you read "forward-looking statements" elsewhere in this report. You can identify forward-looking statements by terms such as "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," or "continue," the negative of those terms or other comparable terms. Those forward-looking statements are only predictions and can be adversely affected if any of these risks occur.

Risks Related to Our Business

Certain of our subsidiaries are defendants in asbestos litigation.

The historical business operations of certain subsidiaries of our subsidiary, Coltec Industries Inc ("Coltec"), principally Garlock Sealing Technologies LLC and The Anchor Packing Company, have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged personal injury or death as a result of exposure to asbestos fibers. Those subsidiaries manufactured and/or sold industrial sealing products, predominately gaskets and packing products, that contained encapsulated asbestos fibers. Anchor is an inactive and insolvent indirect subsidiary of Coltec. There is no remaining insurance coverage available to Anchor. Our subsidiaries' exposure to asbestos litigation and their relationships with insurance carriers are actively managed through another Coltec subsidiary, Garrison Litigation Management Group, Ltd. Several risks and uncertainties may result in potential liabilities to us in the future that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Those risks and uncertainties include the following:

- the potential for a large number of future asbestos claims that are not covered by insurance because insurance coverage is, or will be, depleted;
- the uncertainty of the per claim value of pending and potential future asbestos claims;
- the results of litigation and the success of our litigation and settlement strategies;
- the potential for large adverse judgments against us resulting from any required payments not covered by insurance and any surety/appeal bonds (and related cash collateral) required in connection with appeals;
- an increase in litigation costs, fees and expenses that are not covered by insurance;
- the financial viability of our subsidiaries' insurance carriers and their reinsurance carriers, and our subsidiaries' ability to collect on claims from them;
- the timing of claims, payments and insurance recoveries, and limitations imposed on the amount that may be recovered from insurance in any year;

- the unavailability of any insurance for claims alleging first exposure to asbestos after July 1, 1984;
- the potential for asbestos exposure to extend beyond specific Coltec subsidiaries arising from corporate veil piercing efforts or other claims by asbestos plaintiffs;
- bankruptcies of other defendants; and
- the prospect for and impact of any federal legislation providing national asbestos litigation reform.

To the extent our subsidiaries' insurance is depleted or the payments required in any given year exceed the annual limitations on insurance recoveries from our subsidiaries' carriers, our subsidiaries would be required to fund these obligations from available cash. This could adversely affect our ability to use cash for other purposes, including growth of our business, and adversely affect our financial condition.

In addition, our estimated liability for claims is highly uncertain and is based on subjective assumptions. The actual liability could vary significantly from the estimate recorded in our financial statements.

Because of the uncertainty as to the number and timing of potential future asbestos claims, as well as the amount that will have to be paid to settle or satisfy any such claims in the future (including significant bonds required by certain states while we appeal adverse verdicts), and the finite amount of insurance available for future payments, future asbestos claims could have a material adverse effect on our financial condition, results of operations and cash flows.

For a further discussion of our asbestos exposure, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Contingencies – Asbestos."

Our business and some of the markets we serve are cyclical and changes in general market conditions could have a material adverse effect on our business.

The markets in which we sell our products, particularly chemical companies, petroleum refineries, heavy-duty trucking, semiconductor manufacturing, capital equipment and the automotive industry, are, to varying degrees, cyclical and have historically experienced periodic downturns. Prior downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices in these markets resulting in negative effects on our net sales, gross margins and net income. Economic downturns or other material weakness in demand in any of these markets could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face intense competition that could have a material adverse effect on our business.

We encounter intense competition in almost all areas of our business. Customers for many of our products are attempting to reduce the number of vendors from which they purchase in order to reduce inventories. To remain competitive, we need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We also need to develop new products to continue to meet the needs and desires of our customers. We may not have sufficient resources to continue to make such investments or maintain our competitive position. Additionally, some of our competitors are larger than we are and have substantially greater financial resources than we do. As a result, they may be better able to withstand the effects of periodic economic downturns. Pricing and other competitive pressures could adversely affect our business, financial condition, results of operations and cash flows.

If we fail to retain the independent agents and distributors upon whom we rely to market our products, we may be unable to effectively market our products and our revenue and profitability may decline.

Our marketing success in the U.S. and abroad depends largely upon our independent agents' and distributors' sales and service expertise and relationships with customers in our markets. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of our products. A loss of a significant number of these agents or distributors, or of a particular agent or distributor in a key market or with key customer relationships, could significantly inhibit our ability to effectively market our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased costs for raw materials or the termination of existing supply agreements could have a material adverse effect on our business.

The prices for raw materials we purchase increased in 2007. While we have been successful in passing along a portion of these higher costs, there can be no assurance that we will be able to continue doing so without losing customers. Similarly, the loss of a key supplier or the unavailability of a key raw material could adversely affect our business, financial condition, results of operations and cash flows.

We have exposure to some contingent liabilities relating to discontinued operations, which could have a material adverse effect on our financial condition, results of operations or cash flows in any fiscal period.

We have some contingent liabilities related to discontinued operations of our predecessors, including environmental liabilities and liabilities for certain products and other matters. In some instances, we have indemnified others against those liabilities, and in other instances, we have received indemnities from third parties against those liabilities.

Claims could arise relating to products or other matters related to our discontinued operations. Some of these claims could seek substantial monetary damages. Specifically, we may potentially be subject to the liabilities related to the firearms manufactured prior to 1990 by Colt Firearms, a former operation of Coltec, and for electrical transformers manufactured prior to 1994 by Central Moloney, another former Coltec operation. Coltec also has ongoing obligations with regard to workers compensation, retiree medical and other retiree benefit matters associated with discontinued operations that relate to Coltec's periods of ownership of those operations.

We have insurance, reserves and funds held in trust to address these liabilities. However, if our insurance coverage is depleted, our reserves are not adequate or the funds held in trust are insufficient, environmental and other liabilities relating to discontinued operations could have a material adverse effect on our financial condition, results of operations and cash flows.

We conduct a significant amount of our sales activities outside of the U.S., which subjects us to additional business risks that may cause our profitability to decline.

Because we sell our products in a number of foreign countries, we are subject to risks associated with doing business internationally. In 2007, we derived approximately 45% of our revenues from sales of our products outside of the U.S. Our international operations are, and will continue to be, subject to a number of risks, including:

- unfavorable fluctuations in foreign currency exchange rates;
- adverse changes in foreign tax, legal and regulatory requirements;
- difficulty in protecting intellectual property;
- trade protection measures and import or export licensing requirements;
- differing labor regulations;
- political and economic instability; and
- acts of hostility, terror or war.

Any of these factors, individually or together, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We intend to continue to pursue international growth opportunities, which could increase our exposure to risks associated with international sales and operations. As we expand our international operations, we may also encounter new risks that could adversely affect our revenues and profitability. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local agents, distributors and trading companies. If we are not successful in developing these relationships, we may not be able to increase sales in these regions.

If we are unable to protect our intellectual property rights and knowledge relating to our products, our business and prospects may be negatively impacted.

We believe that proprietary products and technology are important to our success. If we are unable to adequately protect our intellectual property and know-how, our business and prospects could be negatively impacted. Our efforts to protect our intellectual property through patents, trademarks, service marks, domain names, trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements and other measures may not be adequate to protect our proprietary rights. Patents issued to third parties, whether before or after the issue date of our patents, could render our intellectual property less valuable. Questions as to whether our competitors' products infringe our intellectual property rights or whether our products infringe our competitors' intellectual property rights may be disputed. In addition, intellectual property rights may be unavailable, limited or difficult to enforce in some jurisdictions, which could make it easier for competitors to capture market share in those jurisdictions.

Our competitors may capture market share from us by selling products that claim to mirror the capabilities of our products or technology. Without sufficient protection nationally and internationally for our intellectual property, our competitiveness worldwide could be impaired, which would negatively impact our growth and future revenue. As a result, we may be required to spend significant resources to monitor and police our intellectual property rights.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile.

A relatively small number of shares traded in any one day could have a significant affect on the market price of our common stock. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section and elsewhere in this report or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. In particular, reports concerning asbestos litigation or asbestos reform could cause a significant increase or decrease in the market price of our common stock.

Because our quarterly revenues and operating results may vary significantly in future periods, our stock price may fluctuate.

Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling and manufacturing costs. Small declines in revenues could disproportionately affect operating results in a quarter and the price of our common stock may fall. We may also incur charges to income to cover increases in the estimate of our subsidiaries' future asbestos liability. Other factors that could affect quarterly operating results include, but are not limited to:

- demand for our products;
- the timing and execution of customer contracts;
- the timing of sales of our products;
- payments related to asbestos litigation or annual costs related to asbestos litigation that are not covered by insurance;
- the timing of receipt of insurance proceeds;
- increases in manufacturing costs due to equipment or labor issues;
- changes in foreign currency exchange rates;
- unanticipated delays or problems in introducing new products;
- announcements by competitors of new products, services or technological innovations;
- changes in our pricing policies or the pricing policies of our competitors;
- increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration;
- major changes in the level of economic activity in North America, Europe, Asia and other major regions in which we do business;
- costs related to possible future acquisitions or divestitures of technologies or businesses;
- an increase in the number or magnitude of product liability claims;
- our ability to expand our operations and the amount and timing of expenditures related to expansion of our operations, particularly outside the United States; and
- economic assumptions and market factors used to determine post-retirement benefits and pension liabilities.

Various provisions and laws could delay or prevent a change of control.

The anti-takeover provisions of our articles of incorporation and bylaws, our shareholder rights plan and provisions of North Carolina law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our articles of incorporation and bylaws, among other things, will:

- require a supermajority shareholder vote to approve any business combination transaction with an owner of 5% or more of our shares unless the transaction is recommended by disinterested directors;
- divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms, if our board is expanded to nine members;
- limit the right of shareholders to remove directors and fill vacancies;
- regulate how shareholders may present proposals or nominate directors for election at shareholders' meetings; and
- authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

Our shareholder rights plan will also make an acquisition of a controlling interest in EnPro in a transaction not approved by our board of directors more difficult.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of our convertible debentures.

In the future, we may sell additional shares of our common stock to raise capital. In addition, a substantial number of shares of our common stock are reserved for issuance upon the exercise of stock options and upon conversion of our convertible debentures. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance and sales of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of the debentures and the market price of our common stock.

Absence of dividends could reduce our attractiveness to investors.

We have never declared or paid cash dividends on our common stock. Moreover, our current senior secured credit facility restricts our ability to pay cash dividends on common stock if availability under the facility falls below $20 million. As a result, our common stock may be less attractive to certain investors than the stock of companies with a history of paying regular dividends.

Risks Related to Our Capital Structure

Our debt agreement imposes limitations on our operations, which could impede our ability to respond to market conditions, address unanticipated capital investments and/or pursue business opportunities.

We have a $75 million senior secured revolving credit facility that imposes limitations on our operations, such as limitations on distributions, limitations on incurrence and repayment of indebtedness, and maintenance of a fixed charge coverage financial ratio. These limitations could impede our ability to respond to market conditions, address unanticipated capital investment needs and/or pursue business opportunities.

We may not have sufficient cash to repurchase our convertible debentures at the option of the holder or upon a change of control or to pay the cash payable upon a conversion.

Upon a change of control, subject to certain conditions, we will be required to make an offer to repurchase for cash all outstanding convertible debentures at 100% of their principal amount plus accrued and unpaid interest, including liquidated damages, if any, up to but not including the date of repurchase. Upon a conversion, we will be required to make a cash payment of up to $1,000 for each $1,000 in principal amount of debentures converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of tendered debentures or settlement of converted debentures. Any credit facility in place at the time of a repurchase or conversion of the debentures may also limit our ability to use borrowings to pay any cash payable on a repurchase or conversion of the debentures and may prohibit us from making any cash payments on the repurchase or conversion of the debentures if a default or event of default has occurred under that facility without the consent of the lenders under that credit facility. Our current $75 million senior secured credit facility prohibits distributions from our subsidiaries to us to make payments of interest on the debentures if a default or event of default exists under the facility. Our senior secured credit facility also prohibits prepayments of the debentures or distributions from our subsidiaries to us to make principal payments or payments upon conversion of the debentures if a default or event of default exists under the facility or the amount of the borrowing base under the facility, less the amount of outstanding borrowings under the facility and letters of credit and reserves, is less than $20 million. Our failure to repurchase tendered debentures at a time when the repurchase is required by the indenture or to pay any cash payable on a conversion of the debentures would constitute a default under the indenture. A default under the indenture or the change of control itself could lead to a default under the other existing and future agreements governing our indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the debentures or make cash payments upon conversion thereof.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We are headquartered in Charlotte, North Carolina and have 42 primary manufacturing facilities in 10 states within the U.S. and 10 countries outside of the U.S. The following table outlines the location, business segment and size of our largest facilities, along with whether we own or lease each facility:

Location	Segment	Owned/ Leased	Size (Square Feet)
U.S.			
Palmyra, New York	Sealing Products	Owned	638,000
Longview, Texas	Sealing Products	Owned	210,000
Paragould, Arkansas	Sealing Products	Owned	142,000
Quincy, Illinois	Engineered Products	Owned	323,000
Bay Minette, Alabama	Engineered Products	Leased	143,000
Thorofare, New Jersey	Engineered Products	Owned	120,000
Beloit, Wisconsin	Engine Products and Services	Owned	433,000
Foreign			
Mexico City, Mexico	Sealing Products	Owned	131,000
Saint Etienne, France	Sealing Products	Owned	108,000
Annecy, France	Engineered Products	Leased	196,000
Heilbronn, Germany	Engineered Products	Owned	127,000
Sucany, Slovakia	Engineered Products	Owned	109,000

Our manufacturing capabilities are flexible and allow us to customize the manufacturing process to increase performance and value for our customers and meet particular specifications. We also maintain numerous sales offices and warehouse facilities in strategic locations in the U.S., Canada and other countries. We believe that all of our facilities and equipment are in good condition and are well maintained and able to continue to operate at present levels.

ITEM 3. LEGAL PROCEEDINGS

Descriptions of environmental, asbestos and legal matters are included in Item 7 of this annual report under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations – Contingencies" and in Note 17 to our Consolidated Financial Statements which descriptions are incorporated by reference herein.

In addition to the matters referenced above, we are from time to time subject to, and are presently involved in, other litigation and legal proceedings arising in the ordinary course of business. We believe that the outcome of such other litigation and legal proceedings will not have a material adverse affect on our financial condition, results of operations or cash flows.

We were not required to pay any penalties for failure to disclose certain "reportable transactions" under Section 6707A of the Internal Revenue Code.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this annual report.

EXECUTIVE OFFICERS OF THE REGISTRANT

Information concerning our executive officers is set forth below:

Name	Age	Position
Ernest F. Schaub	64	President, Chief Executive Officer and Director
William Dries	56	Senior Vice President and Chief Financial Officer
Richard L. Magee	50	Senior Vice President, General Counsel and Secretary
J. Milton Childress II	50	Vice President, Strategic Planning and Business Development
Donald G. Pomeroy II	40	Vice President and Controller
Robert D. Rehley	47	Vice President and Treasurer

Ernest F. Schaub is currently President and Chief Executive Officer and has held these positions since May 2002. He is also a director of the Company. From 1999 until joining the Company, he was Executive Vice President of Goodrich Corporation and President and Chief Operating Officer of Goodrich's Engineered Industrial Products Segment. From 1990 to 1999, Mr. Schaub was Group President, Landing Systems of Goodrich. Mr. Schaub joined Goodrich in 1971, and held a variety of engineering, manufacturing and management positions.

William Dries is currently Senior Vice President and Chief Financial Officer and has held these positions since May 2002. He served as a consultant to Goodrich Corporation from September 2001 through December 2001 and was employed by Coltec Industries Inc from January 2002 through April 2002. Prior to that, Mr. Dries was employed by United Dominion Industries, Inc. He was Senior Vice President and Chief Financial Officer of United Dominion from December 1999 until May 2001, having previously served as Senior Vice President – Finance, Vice President and Controller. Mr. Dries, a certified public accountant, was with Ernst & Young LLP in New York prior to joining United Dominion in 1985.

Richard L. Magee is currently Senior Vice President, General Counsel and Secretary and has held these positions since May 2002. He served as a consultant to Goodrich Corporation from October 2001 through December 2001, and was employed by Coltec Industries Inc from January 2002 through April 2002. Prior to that, Mr. Magee was Senior Vice President, General Counsel and Secretary of United Dominion Industries, Inc. from April 2000 until July 2001, having previously served as Vice President, Secretary and General Counsel. Mr. Magee was a partner in the Charlotte, North Carolina law firm Robinson, Bradshaw & Hinson, P.A. prior to joining United Dominion in 1989.

J. Milton Childress II joined the EnPro corporate staff in December 2005. Mr. Childress was elected Vice President, Strategic Planning and Business Development in February 2006. He was a co-founder of and served from October 2001 through December 2005 as Managing Director of Charlotte-based McGuireWoods Capital Group. Prior to that, Mr. Childress was Senior Vice President, Planning and Development of United Dominion Industries, Inc. from December 1999 until May 2001, having previously served as Vice President. Mr. Childress held a number of positions with Ernst & Young's corporate finance consulting group prior to joining United Dominion in 1992.

Donald G. Pomeroy II is currently Vice President and Controller and has held this position since September 2007. Mr. Pomeroy served as the Vice President, Finance for Garlock Sealing Technologies from August 2004 until August 2007, having previously served as the Company's Vice President and Controller from May 2002 through August 2004. He was Vice President, Finance and Information Technology at Stemco for Coltec Industries Inc from August 1998 until October 2001, and an employee of Coltec Industries Inc from November 2001 through May 2002. From May 1995 to February 1996, Mr. Pomeroy was a financial analyst, and from February 1996 to August 1998, he was Controller – International Operations at Garlock Sealing Technologies. Prior to joining Garlock Sealing Technologies, Mr. Pomeroy, a certified public accountant, was with Coopers & Lybrand LLP.

Robert D. Rehley is currently Vice President and Treasurer and has held these positions since May 2002. He was employed by Coltec Industries Inc from January 2002 through April 2002. Mr. Rehley was Assistant Treasurer of Metaldyne Corporation from October 2001 to January 2002, and was Executive Director – Corporate Tax for Metaldyne from December 2000 until October 2001. Previously, he was Treasurer of Simpson Industries from April 1998 until December 2000. Mr. Rehley was Director – Finance and Business Development for Cummins Engine Company, Inc. from October 1996 until April 1998.

PART II

ITEM 5. REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our common stock is publicly traded on the New York Stock Exchange ("NYSE") under the symbol "NPO." As required by Section 3.03A.12(a) of the NYSE listing standards, we filed with the NYSE the certification of our Chief Executive Officer that he is not aware of any violation by the Company of NYSE corporate governance listing standards.

As of February 15, 2008, there were 5,440 holders of record of our common stock. The price range of our common stock from January 1, 2006 through December 31, 2007 is listed below by quarter:

	Low Sale Price	High Sale Price
Fiscal 2007:		
Fourth Quarter	**$29.65**	**$43.32**
Third Quarter	**31.01**	**46.46**
Second Quarter	**35.85**	**44.99**
First Quarter	**30.87**	**40.70**
Fiscal 2006:		
Fourth Quarter	$29.49	$35.75
Third Quarter	29.28	35.01
Second Quarter	31.61	40.08
First Quarter	26.30	34.70

We did not declare any cash dividends to our shareholders during 2007. For a discussion of the restrictions on payment of dividends on our common stock, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Dividends."

The following table sets forth all purchases made by us or on our behalf or any "affiliated purchaser," as defined in Rule 10b-18(a)(3) under the Exchange Act, of shares of our common stock during each month in the fourth quarter of 2007.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
October 1 – October 31, 2007	0	–	–	–
November 1 – November 30, 2007	–	–	–	–
December 1 – December 31, 2007	1,228 (1)	$30.56	–	–
Total	1,228 (1)	$30.56	–	–

(1) Shares were transferred to a rabbi trust that we established in connection with our Deferred Compensation Plan for Non-Employee Directors, pursuant to which non-employee directors may elect to defer directors' fees into common stock units. Coltec, which is a wholly owned subsidiary of EnPro, furnished these shares in exchange for management and other services provided by EnPro. These shares were valued at a price of $30.56 per share, the average of the high and low prices of our common stock on December 31, 2007. We do not consider the transfer of shares from Coltec in this context to be pursuant to a publicly announced plan or program.

CUMULATIVE TOTAL RETURN PERFORMANCE GRAPH

Set forth below is a line graph showing the yearly percentage change in the cumulative total shareholder return for our common stock as compared to similar returns for the Russell 2000® Stock Index and a group of our peers consisting of Flowserve Corporation, Robbins & Myers, Inc., Gardner Denver, Inc., Circor International, Inc., IDEX Corporation and The Gormann-Rupp Company. These manufacturing companies were chosen because they are all similarly situated to EnPro in terms of size and markets served. Each of the returns is calculated assuming the investment of $100 in each of the securities on December 31, 2002 and reinvestment of dividends into additional shares of the respective equity securities when paid. The graph plots the respective values beginning on December 31, 2002 and continuing through December 31, 2007. Past performance is not necessarily indicative of future performance.


$900
675
450
225
0

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
EnPro Industries, Inc.	100.00	348.75	739.25	673.75	830.25	766.25
Peer Group Index	100.00	130.09	175.22	206.62	282.49	400.90
Russell 2000 Index	100.00	145.37	170.81	176.48	206.61	196.40

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following historical consolidated financial information as of and for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003 has been derived from, and should be read together with, our audited Consolidated Financial Statements and the related notes, for each of those years. The audited Consolidated Financial Statements and related notes as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are included elsewhere in this annual report. The information presented below with respect to the last three completed fiscal years should also be read together with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
(in millions, except per share data)	**2007**	2006	2005	2004	2003
Statement of Operations Data:					
Net sales	**$1,030.0**	$ 928.4	$ 838.6	$ 826.3	$ 730.1
Income (loss) before extraordinary item	**$ 37.7**	$ (158.9)	$ 58.6	$ 33.8	$ 33.2
Balance Sheet Data:					
Total assets (1)	**$1,470.3**	$1,406.6	$1,276.2	$1,181.0	$1,020.7
Long-term debt (including current portion)	**$ 185.7**	$ 185.7	$ 185.2	$ 164.8	$ 170.2
Per Common Share Data – Diluted:					
Income (loss) from continuing operations	**$ 1.80**	$ (7.60)	$ 2.75	$ 1.60	$ 1.61

(1) For years prior to 2005, the total assets reported in the table above contain immaterial errors relating to the translation of foreign currency denominated goodwill and other intangible assets. If the translation adjustments had been properly recorded, total assets would have been $1,213.2 million and $1,044.2 million for the years 2004 and 2003, respectively. There would have been no impact upon net income, earnings per share or cash flows for any of these periods due to the errors.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors that have affected our consolidated financial condition and operating results during the periods included in the accompanying audited Consolidated Financial Statements and the related notes. You should read the following discussion in conjunction with our audited Consolidated Financial Statements and the related notes, included elsewhere in this annual report.

Forward-Looking Statements

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission. The words "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. We believe that it is important to communicate our future expectations to our shareholders, and we therefore make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We advise you to read further about certain of these and other risk factors set forth in Item 1A of this annual report, entitled "Risk Factors" We undertake no obligation to publicly update or revise any forward-looking statement, either as a result of new information, future events or otherwise. Whenever you read or hear any subsequent written or oral forward-looking statements attributed to us or any person acting on our behalf, you should keep in mind the cautionary statements contained or referred to in this section.

Overview

OVERVIEW. EnPro is a leader in the design, development, manufacturing and marketing of proprietary engineered industrial products. We have 42 primary manufacturing facilities located in the United States and 10 countries outside the United States.

We focus on four management initiatives: improving operational efficiencies through our Total Customer Value, or TCV, lean enterprise program; expanding our product offerings and customer base through our EnNovation initiative and new operations in new geographic markets; strengthening the mix of our business by strategic acquisitions and divestitures; and managing the asbestos settlements of our subsidiaries to minimize the impact on cash flows and enhance our liquidity. We believe these strategic initiatives will increase our sales growth, increase our gross profit, provide additional earnings leverage over time through reduced manufacturing, selling and administrative expenses as a percent of revenue, increase our income from continuing operations, and provide the cash required to sustain and grow the Company.

We manage our business as three segments: a sealing products segment, an engineered products segment, and an engine products and services segment.

Our Sealing Products segment designs, manufactures and sells sealing products, including metallic, non-metallic and composite material gaskets, rotary seals, compression packing, resilient metal seals, elastomeric seals, hydraulic components and expansion joints, as well as wheel-end component systems, PTFE products, conveyor belting and sheeted rubber products. These products are used in a variety of industries, including chemical and petrochemical processing, petroleum extraction and refining, pulp and paper processing, heavy-duty trucking, power generation, food and pharmaceutical processing, primary metal manufacturing, mining, water and waste treatment and semiconductor fabrication.

Our Engineered Products segment includes operations that design, manufacture and sell self-lubricating, non-rolling, metal-polymer bearings, filament wound solid polymer bearings, aluminum blocks for hydraulic applications, rotary and reciprocating air compressors, vacuum pumps, air systems and reciprocating compressor components. These products are used in a wide range of applications, including the automotive, pharmaceutical, pulp and paper, gas transmission, health, construction, petrochemical and general industrial markets.

On July 31, 2007, we acquired Compressor Products International Ltd. and combined its operations with the operations of France Compressor Products in the Engineered Products segment. Beginning in May 2006, we completed four smaller acquisitions for France Compressor Products. The four are Allwest Compressor Services, Southwest Compressor Services, H.A.R. Compressor Products and Texflo Machining Ltd. This combination of companies created the world's leading manufacturer of reciprocating compressor components and one of the world's largest producers of reciprocating compressor valves. To accurately reflect the combined company's products, international presence and objectives for growth, these operations conduct business under the Compressor Products International brand name. We now refer to these operations as Compressor Products International, or CPI.

Our Engine Products and Services segment designs, manufactures, sells and services heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. The United States government and general market for marine propulsion, power generation, and pump and compressor applications use these products and services.

As described elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations, we actively manage the asbestos claims against our subsidiaries and have a sizeable amount of insurance remaining for the payment of these claims. We accrue an estimated liability for both pending and future asbestos claims for the next ten years. For additional information on this subject, see "– Contingencies-Asbestos."

Outlook

We continue to make progress in connection with our strategies to improve operating efficiency through our TCV initiative; to expand our product offerings, our markets, and our customer base; to strengthen the mix of our businesses; and to manage asbestos settlements by our subsidiaries. Our strong liquidity, cash flows and relatively low debt ratio provide us with a sound financial base upon which we can continue to grow the company.

We expect sales to increase in 2008 compared to 2007, mainly because of improved volumes from market share gained as a result of new products and geographic expansion; market growth; full year results associated with the acquisitions completed in 2007; and price increases. We expect higher sales volumes, productivity improvements and restructuring initiatives associated with our TCV lean manufacturing program, continued focus on low cost manufacturing operations, and price increases to contribute to operating margins and increased operating profits in 2008.

Improvements in operating margins may be offset, in whole or in part, by the effect of the acquisition of operations with operating margins less than our existing businesses primarily due to amortization of the intangible assets of the acquired operations. We expect gross profit will continue to increase as a result of acquisitions, but operating margins may increase, be flat or decline depending on the operating margins of the acquired operations and their proportion of our total results.

We anticipate that cash flows in 2008 will benefit from improved operating income partially offset by increases in capital expenditures and net asbestos-related payments. Capital spending in 2008 is expected to be higher than 2007 levels as a result of continued investments to expand geographically, and our strategy to improve operational efficiency. Net asbestos-related payments are expected to increase in 2008 because we expect to collect significantly less from our insurance than in 2007.

As part of our operating strategy to strengthen our mix of businesses, we will continue to evaluate strategic acquisitions and divestitures in 2008; however, the impact of such acquisitions or divestitures cannot be predicted and therefore is not reflected in this outlook.

Results of Operations

(in millions)	2007	2006	2005
	Years Ended December 31,		
Sales			
Sealing Products	**$ 457.3**	$ 432.5	$392.9
Engineered Products	**445.5**	391.7	346.0
Engine Products and Services	**128.1**	105.2	101.1
	1,030.9	929.4	840.0
Intersegment sales	**(0.9)**	(1.0)	(1.4)
Total sales	**$1,030.0**	$ 928.4	$838.6
Segment Profit			
Sealing Products	**$ 78.0**	$ 76.5	$ 66.1
Engineered Products	**69.4**	61.5	45.4
Engine Products and Services	**15.3**	4.9	5.9
Total segment profit	**162.7**	142.9	117.4
Corporate expenses	**(34.1)**	(31.6)	(25.5)
Asbestos-related expenses	**(68.4)**	(359.4)	(11.7)
Gain (loss) on sale of assets, net	**–**	(0.6)	5.8
Interest income (expense), net	**0.2**	(3.2)	(6.1)
Other income (expense), net	**(2.4)**	(2.3)	12.2
Income (loss) before income taxes	**58.0**	(254.2)	92.1
Income tax benefit (expense)	**(20.3)**	95.3	(33.5)
Income (loss) before extraordinary item	**37.7**	(158.9)	58.6
Extraordinary item, net of taxes	**2.5**	–	–
Net income (loss)	**$ 40.2**	$(158.9)	$ 58.6

Segment profit is total segment revenue reduced by operating expenses and restructuring and other costs identifiable with the segment. Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, asbestos-related expenses, gains/losses or impairments related to the sale of assets and income taxes are not included in the computation of segment profit. The accounting policies of the reportable segments are the same as those for EnPro.

2007 Compared to 2006

Sales were $1.03 billion in 2007, a new record and an 11% increase compared to the $928.4 million recorded in 2006. Increases in foreign currency exchange rates relative to the U.S. dollar, with the euro being the most significant, and acquisitions completed in 2007 added approximately six percentage points to revenue growth on a year-over-year basis. The five percentage points of organic growth were the result of stronger demand from Garlock Sealing Technologies' U.S. and European markets, higher shipments from GGB's European operations, continued strong demand in the energy-related markets of Compressor Products International, increased engine and parts shipments from Fairbanks Morse Engine, and selected price increases at several businesses. These favorable variances were partially offset by lower OEM and aftermarket volumes in Stemco's heavy duty truck market, a drop in demand for Plastomer Technologies' products in the semiconductor and industrial markets, and a small decrease in shipments from Quincy Compressor, coming off of a strong year in 2006, for key markets such as energy, industrial and contractors.

Segment profit, one of management's primary measures of how our operations perform, increased 14% from $142.9 million in 2006 to $162.7 million in 2007. Segment profit was impacted by selected price increases and increased sales volume at several businesses, improved margins on Fairbanks Morse Engine shipments, a contract loss provision for Fairbanks Morse Engine in 2006 that did not recur this year, a reduction in U.S. defined benefit pension expense, contributions from acquisitions, and favorable foreign currency exchange rates. The defined benefit pension expense declined because amendments to our U.S. salaried defined benefit plan implemented in the first quarter of 2007 lowered service costs and because returns on pension assets improved. Despite the lower demand experienced by Quincy Compressor and Garlock Rubber Technologies, each contributed to the year-over-year increase in segment profit as a result of cost savings and price increases. Volume declines at Stemco and Plastomer Technologies and an increase in restructuring expenses in 2007 partially offset the favorable affects of the previously mentioned items. Restructuring expenses in 2007 were $6.0 million compared to $2.3 million in 2006. The restructuring costs in each year were primarily for the modernization project at the Garlock Sealing Technologies facilities in Palmyra, New York. Segment margins, defined as segment profit divided by sales, increased from 15.4% in 2006 to 15.8% in 2007.

Asbestos expenses in 2007 were $68.4 million and included net cash outlays of $25.8 million for legal fees and expenses incurred during the year and $42.6 million in non-cash charges to maintain a ten-year liability estimate for future claims and to reflect an adjustment to our internal estimate of the liability. In 2006, asbestos expenses were $359.4 million. The higher expense in 2006 was primarily the result of an adjustment we made to record the asbestos liability at a point that we believe to be the best estimate within our outside expert's range of equally likely estimates for the next ten years. For a further discussion of asbestos expenses, see "– Contingencies – Asbestos."

Net interest income in 2007 was $0.2 million compared to net interest expense of $3.2 million last year. The net interest income was a result of the increase in invested cash balances while the yield on those funds was essentially flat.

Our effective tax rate for 2007 was 35.0% compared to 37.5% in 2006. The decrease in the rate for 2007 was principally due to the effect on our deferred tax balances of the enactment of reduced income and trade tax rates in Germany. This was partially offset by an unfavorable change in the mix of foreign and U.S. state and local taxable income.

In 2007, we recorded an extraordinary gain of $2.5 million, net of $1.6 million of taxes, related to the acquisition of the outstanding shares of a subsidiary held by minority shareholders.

Following is a discussion of operating results for each segment during the year:

SEALING PRODUCTS. Sales of $457.3 million in 2007 were 6% higher than the $432.5 million reported in 2006. The favorable impact of the euro accounted for three percentage points of the growth. Sales at Garlock Sealing Technologies benefited from increased demand in its European markets, continued strength in the oil and gas sector, selected price increases and the stronger euro. Aftermarket and OEM sales decreased at Stemco due to lower demand in the U.S. heavy-duty truck market. Fewer new trucks and trailers were built as usage of existing trucks declined. A decline in sales to Plastomer Technologies' semiconductor market partially offset the increase attributable to including the Amicon business, acquired in July 2006, for a full year in 2007.

Segment profit increased by 2% from $76.5 million in 2006 to $78.0 million in 2007. Profits at Garlock Sealing Technologies benefited from higher volumes and selected price increases. These benefits were partially offset by increased restructuring costs for the modernization project at the Garlock Sealing Technologies facilities in Palmyra, NY and additional spending in marketing, business development and R&D. Stemco reported a decline in profit in connection with its sales decrease and increased costs, but the decline was partially mitigated by price increases. Garlock Rubber Technologies increased its profit significantly in 2007 by focusing on cost reductions that increased operating margins. Lower volumes negatively impacted Plastomer Technologies' results, as did increased restructuring expenses for the reorganization of its facilities. Segment margins decreased from 17.7% in 2006 to 17.1% in 2007.

ENGINEERED PRODUCTS. Sales of $445.5 million in 2007 were 14% higher than the $391.7 million reported in 2006. The increase in the value of the euro and the acquisitions completed in 2007 favorably impacted revenue by eleven percentage points when compared to 2006. Sales for Compressor Products International were higher in 2007 due to the additional volume from the acquisitions completed in 2006 and 2007 and increased activity in its North American and European markets. In 2007, GGB benefited from the favorable euro exchange rate and increased volume in Europe. Quincy Compressor's sales were below the record levels of 2006 as demand declined in energy and construction markets.

Segment profits of $69.4 million in 2007 were 13% higher than the $61.5 million reported in 2006. GGB's profits increased in 2007, when compared to 2006, due to higher volumes, a stronger euro and selected price increases. Profits at Compressor Products International improved principally as a result of the acquisitions and selected price increases. However, amortization of intangible assets associated with the acquisitions resulted in lower operating margins at both CPI and the segment. Despite the decline in revenue, Quincy Compressor was able to increase its profitability slightly as a result of price increases and cost reductions. Segment margins were essentially flat at 15.6% in 2007 and 15.7% in 2006.

ENGINE PRODUCTS AND SERVICES. Sales increased 22% from the $105.2 million reported in 2006 to $128.1 million in 2007. About half of the increase was attributable to additional engine and related parts shipments for U.S. Navy shipbuilding programs with the other half from sales of aftermarket parts and service and selected price increases.

The segment reported a profit of $15.3 million in 2007 compared to $4.9 million in 2006. The year-over-year improvement was a result of better margins on engine shipments, an increase in parts shipments, which have better margins than engine sales, net cost savings in manufacturing and administration expenses, and a $3.1 million contract loss on a U.S. Navy engine program recorded in 2006. Segment margins in 2007 were 11.9% compared to 4.7% in 2006.

2006 Compared to 2005

Sales increased 11% from $838.6 million in 2005 to $928.4 million in 2006. Sales in 2006 were favorably impacted by increased demand in Garlock Sealing Technologies' markets and increased activity in Stemco's heavy-duty truck market. Sales in 2006 also benefited from strong market demand and new product introductions at Quincy Compressor, increased activities in the industrial markets of GGB Europe and the automotive markets of GGB Americas, and higher value engine shipments at Fairbanks Morse Engine. Additionally, the acquisitions completed earlier in the year and favorable foreign currency rates accounted for two percentage points of the sales increase in 2006.

Segment profit, one of management's primary measures of how our operations performed during the year, increased 22% from $117.4 million in 2005 to $142.9 million in 2006. Higher volumes, price increases and cost reduction initiatives associated with our TCV program contributed to higher profitability in 2006. These favorable variances were partially offset by lower segment profit at Garlock Rubber Technologies due to productivity issues and lower aftermarket sales at Fairbanks Morse Engine. Segment margins were 15.4% in 2006 compared to 14.0% in 2005.

Corporate expenses for 2006 were $31.6 million compared to $25.5 million in 2005. This increase was primarily the result of higher achievement levels associated with performance-based compensation in 2006.

Asbestos expenses in 2006 were $359.4 million, compared to $11.7 million in 2005. The increase in 2006 was primarily the result of a revision to our estimated asbestos liability. Previously, we had recorded the liability at the low end of a broad ten-year range of equally likely estimates provided by an outside expert. In the fourth quarter of 2006, based on our experience over the last two years, we identified a best estimate within the expert's range and adjusted the liability accordingly. As a result, the estimated liability recorded at December 31, 2006 was $567.9 million. For additional information on this subject, see "Contingencies – Asbestos" in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Net interest expense for the year ending December 31, 2006 was $3.2 million, compared to $6.1 million in 2005. The decrease in net interest expense in 2006 was a result of lower interest rates associated with our convertible debt financing completed in the second half of 2005, as well as an increase in interest income in 2006 associated with higher short-term interest rates.

Other income, net for 2005 was $12.2 million compared to an expense of $2.3 million in 2006. The results in 2005 benefited from the receipt of $11.0 million associated with excess assets in a trust that was established for a divested business and a reduction in liabilities due to the dismissal of product liability and indemnity lawsuits associated with a previously owned subsidiary.

Our effective tax rate for the year ending December 31, 2006 was 37.5%, compared to 36.3% in 2005. The increase in 2006 was largely due to a change in the mix of our pre-tax earnings between the U.S. and non-U.S. jurisdictions.

The net loss for 2006 was $(158.9) million, or $(7.60) per share, compared to net income of $58.6 million, or $2.75 per share, in 2005. The decline was the result of the asbestos charge recorded in the fourth quarter of 2006. Earnings per share are expressed on a diluted basis.

Following is a discussion of the 2006 operating results for each segment.

SEALING PRODUCTS. Sales increased 10% for the year ending December 31, 2006 to $432.5 million from $392.9 million in 2005. Sales at Stemco increased as original equipment demand in the heavy-duty truck market exceeded prior year requirements and aftermarket activity improved compared to 2005. Sales at Garlock Sealing Technologies increased in 2006 due to higher demand and selected price increases in its major markets, including the oil and gas and power generation markets. Plastomer Technologies benefited from increased demand in sheet products, machined components, and the incremental revenue from the Amicon acquisition completed early in the third quarter of 2006.

Segment profit increased from $66.1 million in 2005 to $76.5 million for the year ending December 31, 2006. Profits at Garlock Sealing Technologies were favorably impacted by higher volumes and selected price increases, partially offset by charges for the modernization project at the Palmyra, New York facility. Plastomer Technologies' profit increased as a result of higher demand and the accretive impact of the Amicon acquisition. Stemco's profit in 2006 was favorably impacted by increased volumes and selected price increases, partially offset by unfavorable product mix and higher manufacturing costs; while Garlock Rubber Technologies' profit was negatively impacted by lower productivity. Segment margins increased from 16.8% in 2005 to 17.7% in 2006.

ENGINEERED PRODUCTS. Sales of $391.7 million for the year ending December 31, 2006 were 13% higher than the $346.0 million reported in 2005. Sales volumes at Quincy Compressor were significantly higher in 2006 as a result of strength in its U.S. markets and new product introductions. Sales increased at GGB in 2006 due to higher volumes in the industrial markets of Europe and increased automotive demand in the Americas. Sales at France Compressor Products exceeded 2005 levels due to higher volumes in Europe and the favorable impact associated with the Allwest acquisition completed in the second quarter of 2006.

Segment profits were $61.5 million for the year ending December 31, 2006, or 35% higher than the $45.4 million reported in 2005. Profits at Quincy Compressor increased as a result of higher sales volume, selected price increases and cost reduction initiatives. GGB's profits increased in 2006 due to higher volumes, improved operating efficiencies at its Slovakian manufacturing facility and cost reduction initiatives associated with our TCV program. Profits at France Compressor Products exceeded 2005 levels as a result of higher volumes in Europe, selected price increases and the favorable impact associated with the Allwest acquisition. Segment margins increased from 13.1% in 2005 to 15.7% in 2006.

ENGINE PRODUCTS AND SERVICES. Sales in 2006 were $105.2 million, compared to $101.1 million in 2005. Higher revenue associated with U.S. Navy shipbuilding programs contributed to the increase in 2006. However, this increase was partially offset by lower parts and service revenue.

The segment reported a profit of $4.9 million in 2006, compared to a profit of $5.9 million in 2005. The results in 2006 were impacted by an unfavorable product mix associated with lower aftermarket and service revenue. Results in 2006 also include a loss contract charge of $3.1 million while a loss contract charge of $3.5 million was recorded in 2005. Segment margins in 2006 were 4.7%, compared to 5.8% in 2005.

Restructuring and Other Costs

Restructuring expense was $6.0 million, $2.3 million and $1.0 million for 2007, 2006 and 2005, respectively. The expense in all three years was primarily related to restructuring activities associated with the modernization project at our Garlock Sealing Technologies manufacturing facilities in Palmyra, New York. Garlock Sealing Technologies has been on its current site since the early 1900s, with buildings dating from 1907 to 1956. The project, which is ongoing, will reduce the number of buildings on the site from 26 to 7 and eliminate approximately 350,000 square feet of space, or approximately half of the space under roof at the beginning of the project. The modernization will be completed over five years at an expected cost, including expenses and capital expenditures, of approximately $35 million, excluding the impact of economic development grants, tax abatements and tax credits. See Note 3 to the Consolidated Financial Statements for additional information regarding restructuring and other costs in each year.

Critical Accounting Policies and Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures pertaining to contingent assets and liabilities. Note 1, "Overview and Significant Accounting Policies," to the Consolidated Financial Statements describes the significant accounting policies used to prepare the Consolidated Financial Statements. On an ongoing basis we evaluate our estimates, including, but not limited to, those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring, pensions and other postretirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

We believe that the following accounting policies and estimates are the most critical. Some of them involve significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions.

Revenue Recognition

Revenue is recognized at the time title and risk of ownership is transferred or when services are rendered. Any shipping costs billed to customers are recognized as revenue and expensed in cost of goods sold.

Asbestos

In 2005 and the first three quarters of 2006, we recorded a liability related to asbestos claims at the low end of a broad ten-year range of equally likely estimates provided by the firm of Bates White, LLC ("Bates White"), a recognized expert in the field of estimating asbestos-related liabilities. Due to the uncertain nature of the estimated liability, we and Bates White believed that no single amount in the range was a better estimate than any other amount in the range. In accordance with the applicable accounting rules, we recorded a liability for these claims at the low end of the range of estimated potential liabilities. In the fourth quarter of 2006, based on our experience during the preceding two years and other factors, we identified a best estimate within the Bates White range and adjusted the liability accordingly.

The significant assumptions underlying the material components of the estimated liability include: the number and trend of claims to be asserted; the mix of alleged diseases or impairment; the trend in the number of claims for non-malignant cases; the probability that some existing and potential future claims will eventually be dismissed without payment; the estimated amount to be paid per claim; and the timing and impact of large amounts that will become available for the payment of claims from the 524(g) trusts of former defendants in bankruptcy. The actual number of future actions filed per year and the payments made to resolve those claims could exceed those reflected in our estimate.

With the assistance of Bates White, we periodically review the period over which we can make a reasonable estimate, the assumptions underlying our estimate, the range of reasonably possible potential liabilities and management's estimate of the liability, and we adjust the liability if necessary. Changing circumstances and new data that may become available could cause a change in the estimated liability in the future by an amount that cannot currently be reasonably estimated, and that increase could be significant and material. Additional discussion is included in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Contingencies – Asbestos."

Foreign Currency Translation

The financial statements of our operations whose functional currency is a foreign currency are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated in U.S. dollars using current exchange rates, and income statement activities are translated using weighted average exchange rates. The foreign currency translation adjustment is reflected in our Consolidated Statements of Changes in Shareholders' Equity and is included in accumulated other comprehensive income in the Consolidated Balance Sheets.

Derivative Instruments and Hedging Activities

We have entered into contracts to hedge forecasted transactions occurring at various dates through December 2010 that are denominated in foreign currencies. These contracts are accounted for as cash flow hedges. As cash flow hedges, the effective portion of the gain or loss on the contracts is reported in other comprehensive income and the ineffective portion is reported in income. Amounts in accumulated other comprehensive income are reclassified into income in the period when the hedged transactions occur.

Pensions and Postretirement Benefits

We and certain of our subsidiaries sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels and assumed health care cost trend rates. Assumptions are determined based on data available to us and appropriate market indicators, and are evaluated each year as of the plans' measurement date. A change in any of these assumptions could have a material effect on net periodic pension and postretirement benefit costs reported in the Consolidated Statements of Operations, as well as amounts recognized in the Consolidated Balance Sheets. See Note 13 to the Consolidated Financial Statements for a discussion of pension and postretirement benefits.

Income Taxes

We use the asset and liability method of accounting for income taxes. Temporary differences arising from the difference between the tax and book basis of an asset or liability are used to compute future tax assets or liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income (losses) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the period that includes the enactment date. See Note 6 to the Consolidated Financial Statements for a discussion of income taxes.

New Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for a description of new accounting pronouncements, including the expected dates of adoption and the expected effects on results of operations, cash flows and financial condition, if any.

Liquidity and Capital Resources

Operating Cash Flows

Operating activities provided $104.8 million, $75.6 million and $76.4 million in 2007, 2006 and 2005, respectively. In 2007, operating cash flows increased from the prior year chiefly as a result of higher net earnings, lower net asbestos payments and a decrease in working capital levels compared to 2006. These improvements were partially offset by an increase in payments for environmental remediation activities in 2007, which were included in the change in other noncurrent assets and liabilities. In 2006, working capital increased primarily due to higher inventories and customer receivables at several of our operations. Inventory levels were higher in 2006 primarily due to higher material requirements for engine programs at Fairbanks Morse Engine. Although the 2006 working capital was impacted by an increase in accounts receivable relating to increased sales activity, the days sales outstanding for receivables remained constant on a year-over-year basis at 51 days. Payments for asbestos-related claims and expenses, net of insurance recoveries, were $24.9 million in 2007 compared to $38.0 million in 2006.

Investing Cash Flows

We used $142.3 million, $27.5 million and $64.1 million in investing activities in 2007, 2006 and 2005, respectively. Investing activities in 2007 and 2006 included net payments of $77.0 million and $27.3 million, respectively, associated with acquisitions, primarily related to the newly constituted Compressor Products International. Our investing activities in 2007 also included capital expenditures of $46.8 million associated with our manufacturing facilities, compared to $41.3 million in 2006 and $32.2 million in 2005. The increases in capital expenditures in 2007 and 2006 reflected spending associated with the modernization activities at our manufacturing facilities in Palmyra, New York and our continued strategy to expand geographically and to increase investments in our operations as part of an effort to improve customer satisfaction and reduce costs. The results in 2007 were impacted by the reclassification of $19.5 million of unrestricted cash balances to other current and noncurrent assets based on changes in expected maturity dates of the underlying investments. The results in 2005 were impacted by a $41.1 million reclassification of unrestricted cash balances to restricted cash balances as a result of posting cash collateral required to secure bonds associated with adverse asbestos verdicts on appeal. The 2006 results benefited from the reclassification of $39.8 million from restricted cash to unrestricted cash due to the resolution of several verdicts on appeal.

Financing Cash Flows

Financing activities provided $2.7 million and $0.9 million, respectively, in 2007 and 2006, and used $9.1 million in cash in 2005. Financing cash flows in 2005 included proceeds from the sale of $172.5 million of our convertible debentures. We used a substantial portion of the net proceeds from this sale to redeem the $145 million of outstanding Convertible Preferred Securities – Term Income Deferred Equity Securities, or TIDES. We also used a portion of the net proceeds from the sale of the debentures to enter into hedge and warrant transactions, which will reduce potential dilution of our common stock from the conversion of the debentures by increasing their effective conversion price. Debt issuance costs associated with this transaction were $5.2 million and are being amortized over the term of the debentures. Subsequent to the debenture offering, we sold our Goodrich call options and received proceeds of $3.0 million (which is included in net cash used in investing activities described above).

Capital Resources

Our primary U.S. operating subsidiaries have a senior secured revolving credit facility with a group of banks which matures on April 21, 2011. We have not borrowed against this facility. The facility is collateralized by our receivables, inventories, intellectual property, insurance receivables and all other personal property assets (other than fixed assets), and by pledges of 65% of the capital stock of our direct foreign subsidiaries and 100% of the capital stock of our direct and indirect U.S. subsidiaries. The facility contains covenants and restrictions that are customary for an asset-based loan, including limitations on dividends, limitations on incurrence and repayment of indebtedness and maintenance of a fixed charge coverage financial ratio. Certain of the covenants and restrictions apply only if availability under the facility falls below certain levels.

The maximum initial amount available for borrowings under the facility is $75 million. Under certain conditions, the borrowers may request that the facility be increased by up to $25 million, to $100 million in total. Actual borrowing availability at any date is determined by reference to a borrowing base of specified percentages of eligible accounts receivable and inventory and is reduced by usage of the facility (including outstanding letters of credit) and any reserves. The actual borrowing availability at December 31, 2007, under our senior secured revolving credit facility was $69.8 million. The borrowing availability was less than the full amount of the facility because the borrowing base was less than the facility limit at December 31, 2007.

We issued $172.5 million of convertible debentures in 2005. The debentures bear interest at an annual rate of 3.9375%, and we pay accrued interest on April 15 and October 15 of each year. The debentures will mature on October 15, 2015. The debentures are direct, unsecured and unsubordinated obligations and rank equal in priority with our unsecured and unsubordinated indebtedness and will be senior in right of payment to all subordinated indebtedness. They effectively rank junior to our secured indebtedness to the extent of the value of the assets securing such indebtedness. The debentures do not contain any financial covenants. Holders may convert the debentures into cash and shares of our common stock, if any, at an initial conversion rate of 29.5972 shares of common stock per $1,000 principal amount of debentures (which is equal to an initial conversion price of $33.79 per share), subject to adjustment, before the close of business on October 15, 2015. Upon conversion, we would deliver (i) cash equal to the lesser of the aggregate principal amount of the debentures to be converted or our total conversion obligation, and (ii) shares of our common stock in respect of the remainder, if any, of our conversion obligation. Conversion is permitted only under certain circumstances that had not occurred at December 31, 2007. Additional discussion regarding the convertible debentures is included in Note 11 to the Consolidated Financial Statements.

We used a portion of the net proceeds from the sale of the debentures to enter into call options (hedge and warrant transactions), which entitle us to purchase shares of our stock from a financial institution at $33.79 per share and entitle the financial institution to purchase shares of our stock from us at $46.78 per share. This will reduce potential dilution to our common stock from conversion of the debentures and have the effect to us of increasing the conversion price of the debentures to $46.78 per share.

Dividends

To date, we have not paid dividends. If availability under our senior secured revolving credit facility falls below $20 million, we would be limited in our ability to pay dividends. The indenture that governs the convertible debentures does not restrict us from paying dividends.

Contingencies

General

Various claims, lawsuits and administrative proceedings with respect to commercial, product liability, asbestos and environmental matters, all arising in the ordinary course of business, are pending or threatened against us or our subsidiaries and seek monetary damages and/or other remedies. We believe that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on our consolidated financial condition or results of operations. From time to time, we and our subsidiaries are also involved as plaintiffs in legal proceedings involving contract, patent protection, environmental, insurance and other matters.

Environmental

Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the U.S. and foreign countries. We take a proactive approach in our efforts to comply with all environmental, health and safety laws as they relate to our manufacturing operations and in proposing and implementing any remedial plans that may be necessary. We also regularly conduct comprehensive environmental, health and safety audits at our facilities to maintain compliance and improve operational efficiency.

Although we believe past operations were in substantial compliance with the then applicable regulations, we or one of our subsidiaries have been named as a potentially responsible party, or are otherwise involved, at 21 sites where the costs to us are expected to exceed $100,000. Investigations have been completed for 15 sites and are in progress at the other six sites. The majority of these sites relate to remediation projects at former operating facilities that were sold or closed and primarily deal with soil and groundwater contamination.

As of December 31, 2007 and 2006, EnPro had accrued liabilities of $27.7 million and $33.2 million, respectively, for estimated future expenditures relating to environmental contingencies. See Note 17 to the Consolidated Financial Statements for additional information regarding our environmental contingencies.

Colt Firearms and Central Moloney

We have contingent liabilities related to divested businesses for which certain of our subsidiaries retained liability or are obligated under indemnity agreements. These contingent liabilities include, but are not limited to, potential product liability and associated claims related to Coltec's former Colt Firearms subsidiary for firearms manufactured prior to its divestiture in 1990 and Coltec's former Central Moloney subsidiary for electrical transformers manufactured prior to its divestiture in 1994. No product liability claims are currently pending against Coltec related to Colt Firearms or Central Moloney. Coltec also has ongoing obligations, which are included in retained liabilities of previously owned businesses in our Consolidated Balance Sheets, with regard to workers' compensation, retiree medical and other retiree benefit matters that relate to Coltec's periods of ownership of these operations.

Crucible Materials Corporation

Crucible Materials Corporation ("Crucible"), which is engaged primarily in the manufacture and distribution of specialty metal products, was a wholly owned subsidiary of Coltec until 1985 when a majority of the outstanding shares were sold. Coltec sold its remaining minority interest in 2004. See Note 17 to the Consolidated Financial Statements for information about certain liabilities relating to Coltec's ownership of Crucible.

Debt and Capital Lease Guarantees

As of December 31, 2007, we had contingent liabilities for potential payments on guarantees of certain debt and lease obligations totaling $9.9 million. These guarantees arose from the divestitures of Crucible, Central Moloney and Haber Tool, and expire at various dates through 2010. There is no liability for these guarantees reflected in our Consolidated Balance Sheets. In the event that the other parties do not fulfill their obligations under the debt or lease agreements, we could be responsible for these obligations.

Asbestos

HISTORY. Certain of our subsidiaries, primarily Garlock Sealing Technologies LLC ("Garlock") and The Anchor Packing Company ("Anchor"), are among a large number of defendants in actions filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Among the products at issue in these actions are industrial sealing products, including gaskets and packing products. Since the first asbestos-related lawsuits were filed against Garlock in 1975, Garlock and Anchor have processed approximately 900,000 asbestos claims to conclusion (including judgments, settlements and dismissals) and, together with their insurers, have paid approximately $1.3 billion in settlements and judgments and over $400 million in fees and expenses. See Note 17 to the Consolidated Financial Statements for information on the disease mix in the claims, new claims recently filed, product defenses asserted by our subsidiaries, recent trial and appeal results, and settlements.

STATUS OF ANCHOR. Anchor is an inactive and insolvent indirect subsidiary of Coltec. There is no remaining insurance coverage available to Anchor. Anchor has no remaining assets and has not committed to settle any actions since 1998. As cases reach the trial stage, Anchor is typically dismissed without payment.

INSURANCE COVERAGE. At December 31, 2007, Garlock had available $381.5 million of solvent insurance and trust coverage that we believe will be available to cover future asbestos claims and certain expense payments. In addition, at December 31, 2007, Garlock classified $56 million of otherwise available insurance as insolvent. We believe that Garlock will recover some of the insolvent insurance over time. In fact, Garlock collected approximately $1 million from insolvent carriers in 2007, bringing total collections from insolvent carriers from 2002 through 2007 to approximately $39.3 million. There can be no assurance that Garlock will collect any of the remaining insolvent insurance. See Note 17 to the Consolidated Financial Statements for additional information about the quality of Garlock's insurance, arrangements for payments with certain insurers, the resolution of past insurance disputes, and coverage exclusions for exposure after July 1, 1984.

OUR LIABILITY ESTIMATE. Prior to mid-2004, we maintained that our subsidiaries' liability for unasserted claims was not reasonably estimable. We estimated and recorded liabilities only for pending claims in advanced stages of processing, for which we believed we had a basis for making a reasonable estimate. We disclosed the significance of the total potential liability for unasserted claims in considerable detail. By 2004, however, most asbestos defendants who disclose their liabilities were recording estimates of their liabilities for pending and unasserted claims. In view of the change in practice by other defendants, during 2004 we authorized counsel to retain a recognized expert to assist in estimating our subsidiaries' liability for pending and future asbestos claims. After interviewing and qualifying several recognized experts with us, counsel selected Bates White.

Bates White's first report, dated February 17, 2005, provided an estimate of the liability as of December 31, 2004 for the following ten years, which represented a time horizon within which Bates White believed such liability was both probable and estimable within a range of values. Bates White opined that each value within the range of $227 million to $382 million was an equally likely estimate of the liability. We adopted the Bates White estimate and, accordingly, recorded an additional liability for pending and unasserted claims as of December 31, 2004 to increase our liability to an amount equal to the low end of the estimated range ($227 million). The recording of such increased asbestos liability resulted in our also recording an increase to our insurance receivable.

Bates White has updated its estimate every quarter since the end of 2004. The estimated range of potential liabilities provided by Bates White at December 31, 2007 was $431 million to $626 million. According to Bates White, increases have been attributable primarily to (1) an increase in settlement values of mesothelioma claims, (2) an increase in claims filings and values in some jurisdictions, most notably California, and (3) the delay in, and uncertain impact of, the funding and implementation of trusts formed under Section 524(g) of the United States Bankruptcy Code to pay asbestos claims against numerous defendants in Chapter 11 reorganization cases. Because the 524(g) trusts are estimated to have more than $30 billion that will be available for the payment of asbestos claims, they could have a significant impact on our future settlement payments and could therefore significantly affect our liability.

Each quarter until the fourth quarter of 2006, we adopted the Bates White estimate and adjusted the liability to equal the low end of the then-current range. Until the second quarter of 2006, the additional liability was recorded with a corresponding increase in our insurance receivable, and thus did not affect net income. During the second quarter of 2006, however, our insurance was fully allocated to past, present and future claims, and therefore subsequent changes to the Bates White estimate were recorded as charges to income.

We have independently developed internal estimates for asbestos-related liabilities. We have used those estimates for a variety of purposes, including guidance for settlement negotiations and trial strategy, in our strategic planning, budgeting and cash flow planning processes, and in setting targets for annual and long-term incentive compensation. Until the end of 2006, we did not have sufficient history comparing claims payments to our internal estimates to allow us to identify a most likely point within the Bates White range. Therefore, prior to the fourth quarter of 2006, we had adopted the low-end of the range provided by Bates White. However, our internal estimate has been within the Bates White range of equally likely estimates and has proven to be a more precise predictor of the actual amounts spent on settlements and verdicts than the low end of the range. As a result, while the low end of the Bates White range still provides a reasonable lower boundary of possible outcomes, Bates White and management believe that our internal estimate for the next ten years represents the most likely point within the range. Accordingly, we adjusted the recorded liability from the low end of the Bates White estimate to our point estimate in the fourth quarter of 2006 and have adjusted the liability in each subsequent quarter consistent with our internal estimate. During the fourth quarter of 2006, we recorded a pre-tax charge of $305.1 million to reflect our estimate.

We focus on future cash flows to prepare our estimate. We make assumptions about declining future asbestos spending based on (1) past trends, (2) publicly available epidemiological data, (3) current agreements with plaintiff firms and our judgment about the current and future litigation environment, (4) the availability to claimants of other payment sources, both co-defendants and the 524(g) trusts, and (5) the input and insight provided to us by Bates White. We adjust our estimate when current cash flow results and long-term trends suggest that our targets cannot be met. As a result, we have a process that we believe produces the best estimate of the future liability for the ten-year time period within the Bates White range.

We currently estimate that the liability of our subsidiaries for the indemnity cost of resolving asbestos claims for the next ten years will be $519.0 million. The estimated liability of $519.0 million is before any tax benefit and is not discounted to present value, and it does not include fees and expenses, which are recorded as incurred. The recorded liability will continue to be impacted by our actual claims and settlement experience and any change in the legal environment that could cause a significant increase or decrease in the long-term expectations of management and Bates White. We expect the recorded liability to fluctuate, perhaps significantly. Any significant change in the estimated liability could have a material effect on our consolidated financial position and results of operations.

Although we believe that our estimate is the best estimate within the Bates White range of reasonable and probable estimates of Garlock's future obligation, we note that Bates White also indicated a broader range of potential estimates from $199 million to $733 million. We caution that points within that broader range remain possible outcomes. Also, while we agree with our expert that "beyond two to four years for Garlock's economically-driven non-malignant claims and beyond ten years for Garlock's cancer claims and medically-driven non-malignant claims, there are reasonable scenarios in which the [asbestos] expenditure is de minimus," we caution that the process of estimating future liabilities is highly uncertain. Adjusting our liability to the best estimate within the range does not change that fact. In the words of the Bates White report, "the reliability of estimates of future probable expenditures of Garlock for asbestos-related personal injury claims declines significantly for each year further into the future." Scenarios continue to exist that could result in a total future asbestos liability for Garlock in excess of $1 billion.

As previously mentioned, the liability estimate does not include legal fees and expenses, which add considerably to the costs each year. Over the last two years, these expenses have averaged approximately $7 million per quarter. In addition to these legal fees and expenses, we expect to continue to record charges to income in future quarters for:

- Increases, if any, in our estimate of Garlock's potential liability, plus
- Increases, if any, that result from additional quarters added to maintain the ten-year estimation period (increases of this type have averaged approximately $7 – 8 million per quarter for the last two years), plus
- Amounts, if any, of solvent insurance lost or commuted, offset by insolvent recoveries and earnings from insurance settlement trusts.

In 2007, we recorded a pre-tax charge to income of $68.4 million to reflect net cash outlays of $25.8 million for legal fees and expenses incurred during the year, and a $42.6 million non-cash charge. The non-cash charge included $23.2 million related to the addition of periods to maintain a ten-year liability estimate and $19.4 million to adjust the liability based on revisions to management's estimate. A portion of the non-cash charge ($19.4 million) resulted from adjustments made to management's estimation model in the fourth quarter of 2007. We made this adjustment based on our review of negotiations and payment trends and our belief that it is more likely that, in the future, a higher percentage of settlement commitments made in any year will also be paid in that same year.

QUANTITATIVE CLAIMS AND INSURANCE INFORMATION. Our liability as of December 31, 2007 was $524.4 million (our estimate of the liability described above of $519.0 million plus $5.4 million of accrued legal and other fees already incurred but not yet paid). The total liability as of December 31, 2007, included $86.9 million classified as a current liability and $437.5 million classified as a noncurrent liability. The recorded amounts do not include legal fees and expenses to be incurred in the future. See Note 17 to the Consolidated Financial Statements for additional information about pending cases, insurance, cash flows and our liability.

STRATEGY. Garlock's strategy is to focus on trial-listed cases and other cases in advanced stages, to reduce new settlement commitments each year, to carefully manage and maximize insurance collections, and to proactively support legislative and other efforts aimed at meaningful asbestos reform. We believe that this strategy should result in the continued reduction of the negative annual cash flow impact from asbestos claims. However, the risk of large verdicts sometimes impacts the implementation of the strategy, and therefore it is likely that, from time to time, Garlock will enter into settlements that involve large numbers of cases, including early-stage cases, when it believes that the risk outweighs the benefits of the strategy. We believe that, as predicted in various epidemiological studies that are publicly available, the incidence of asbestos-related disease is in decline and should continue to decline steadily over the next decade and thereafter, so that claims activity against Garlock will eventually decline to a level that can be paid from the cash flow expected from Garlock's operations, even after Garlock exhausts its insurance coverage. However, there can be no assurance that epidemiological predictions about incidence of asbestos-related disease will prove to be accurate, or that, even if they are, there will be a commensurate decline in the number of asbestos-related claims filings.

Considering the foregoing, as well as the experience of our subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, bankruptcies of other defendants, and legislative efforts, and given the amount of insurance coverage available to our subsidiaries from solvent insurance carriers, we believe that pending asbestos actions against our subsidiaries are not likely to have a material adverse effect on our financial condition, but could be material to our results of operations or cash flows in given future periods. We anticipate that asbestos claims will continue to be filed against our subsidiaries. Because of (1) the uncertainty as to the number and timing of potential future claims and the amount that will have to be paid to litigate, settle or satisfy claims, and (2) the finite amount of insurance available for future payments, future claims could have a material adverse effect on our financial condition, results of operations and cash flows.

REFORM LEGISLATION. While reform measures have been adopted in several states and are likely to be considered from time to time on a state-by-state basis in a number of other jurisdictions, the outlook for federal legislation to provide national asbestos litigation reform continues to be uncertain. While reform legislation ultimately may be adopted by the U.S. Congress, it appears unlikely that any federal asbestos legislation will be enacted in the near future.

Off-Balance Sheet Arrangements

Lease Agreements

We have several operating leases primarily for real estate, equipment and vehicles. Operating lease arrangements are generally utilized to secure the use of assets from time to time if the terms and conditions of the lease or the nature of the asset makes the lease arrangement more favorable than a purchase. As of December 31, 2007, approximately $43.9 million of future minimum lease payments were outstanding under these agreements. See Note 17, "Commitments and Contingencies – Other Commitments," to the Consolidated Financial Statements for additional disclosure.

Debt and Capital Lease Guarantees

At December 31, 2007, we have outstanding contingent liabilities for guaranteed debt and lease payments of $9.9 million related to previously divested businesses.

Contractual Obligations

A summary of our contractual obligations and commitments at December 31, 2007 is as follows:

	Payments Due by Period (in millions)				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$185.7	$ 3.6	$ 9.6	$ –	$172.5
Interest on long-term debt	54.3	7.5	13.7	13.6	19.5
Operating leases	43.9	9.8	16.0	10.4	7.7
Other long-term liabilities	60.1	8.7	6.4	5.7	39.3
Total	$344.0	$29.6	$45.7	$29.7	$239.0

Payment for long-term debt may be accelerated under certain circumstances because the convertible debentures due in 2015 may be converted earlier, requiring payment of the principal amount thereof in cash. Additional discussion regarding the convertible debentures is included in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Liquidity and Capital Resources – Capital Resources," and in Note 11 to the Consolidated Financial Statements.

Payments for other long-term liabilities are estimates of amounts that will be paid for environmental and retained liabilities of previously owned businesses included in the Consolidated Balance Sheets at December 31, 2007. These estimated payments are based on information currently known to us. However, it is possible that these estimates will vary from actual results if new information becomes available in the future or if there are changes in the facts and circumstances related to these liabilities. Additional discussion regarding these liabilities is included earlier in this Management's Discussion and Analysis of Financial Condition and Results of Operations in "Contingencies – Environmental, – Other Contingent Liability Matters," and in Note 17 to the Consolidated Financial Statements.

At December 31, 2007, we had a $17.2 million reserve for unrecognized tax benefits which is not reflected in the table above. Substantially all of this tax reserve is classified in other long-term liabilities and deferred income taxes in our Consolidated Balance Sheet. The table also does not include obligations under our pension and postretirement benefit plans, which are included in Note 13 to the Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in interest rates and foreign currency exchange rates that could impact our financial condition, results of operations and cash flows. We plan to manage our exposure to these and other market risks through regular operating and financing activities, and on a limited basis, through the use of derivative financial instruments. We intend to use such derivative financial instruments as risk management tools and not for speculative investment purposes.

Interest Rate Risk

We are exposed to interest rate risk as a result of our outstanding debt obligations. The table below provides information about our debt obligations as of December 31, 2007. The table represents principal cash flows (in millions) and related weighted average interest rates by expected (contractual) maturity dates.

	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Fixed rate debt	$3.6	$9.6	–	–	–	$172.5	$185.7	$215.9
Average interest rate	7.2%	6.5%	–	–	–	3.9%	4.1%	

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances on our foreign subsidiaries' balance sheets, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to control our exposure to these risks through our normal operating activities and, where appropriate, through foreign currency forward or option contracts. The following table provides information about our outstanding foreign currency forward and option contracts as of December 31, 2007.

Transaction Type	Notional Amount Outstanding in Millions of U.S. Dollars (USD)	Maturity Dates	Exchange Rate Ranges
Forward Contracts			
Sell Slovakian koruna/buy euro	$ 26.9	Jan 2008	33.660 to 33.671 koruna/euro
Sell British pound/buy euro	19.7	Jan 2008	0.723 to 0.724 euro/pound
Buy euro/sell US dollar	17.6	Jan 2008 – Jan 2010	1.275 to 1.450 USD/euro
Buy US dollar/sell euro	14.1	Jan 2008 – Dec 2008	1.377 to 1.382 USD/euro
Sell euro/buy Australian dollar	9.4	Jan 2008	1.660 to 1.664 Australian dollar/euro
Buy US dollar/sell Canadian dollar	8.0	Jan 2008 – Dec 2008	1.041 to 1.042 Canadian dollar/USD
Buy Slovakian koruna/sell euro	7.3	Jan 2008 – Dec 2008	32.829 to 33.021 koruna/euro
Buy US dollar/sell Australian dollar	4.2	Jan 2008 – Dec 2008	0.859 to 0.876 Australian dollar/USD
Buy euro/sell peso	3.9	Jan 2008	15.53 to 15.57 peso/euro
Sell US dollar/buy peso	2.7	Jan 2008 – Dec 2008	10.996 to 11.268 peso/USD
Sell Singapore dollar/buy euro	0.2	Jan 2008	2.092 to 2.094 euro/Singapore dollar
	114.0		
Option Contracts			
Buy euro/sell US dollar	27.5	May 2008 – Dec 2010	1.336 USD/euro
	$141.5		

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

ENPRO INDUSTRIES, INC.

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	33
Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	34
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	35
Consolidated Balance Sheets as of December 31, 2007 and 2006	36
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2007, 2006 and 2005	37
Notes to Consolidated Financial Statements	38

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The purpose of our disclosure controls and procedures is to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, including this report, is recorded, processed, summarized and reported within the time periods specified, and that such information is accumulated and communicated to our management to allow timely decisions regarding disclosure.

Management does not expect that our disclosure controls and procedures or internal controls will prevent all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with polices or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Based on the controls evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified, and that management will be timely alerted to material information required to be included in our periodic reports filed with the Securities and Exchange Commission.

In addition, no change in our internal control over financial reporting has occurred during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We carried out an evaluation, under the supervision and with the participation of our chief executive officer and our chief financial officer, of the effectiveness of our internal control over financial reporting as of the end of the period covered by this report. However, the assessment did not include the following operations that we acquired within the past year, none of which, individually or in the aggregate, would be considered significant under Rule 1-02(w) of Regulation S-X of the SEC: Compressor Products International Ltd., Texflo Machining Ltd and Böhringer GmbH. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we have concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning our directors and officers appearing under the captions "Election of Directors," "Legal Proceedings," "Corporate Governance Policies and Practices," and information under the caption "Security Ownership of Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the 2008 annual meeting of shareholders is incorporated herein by reference.

We adopted a written Code of Business Conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code is available on our Internet site at www.enproindustries.com. We intend to disclose on our Internet site any substantive changes to the Code and any waivers granted under the Code to the specified officers.

ITEM 11. EXECUTIVE COMPENSATION

A description of the compensation of our executive officers is set forth under the caption "Executive Compensation" in our definitive proxy statement for the 2008 annual meeting of shareholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

Security ownership data appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for the 2008 annual meeting of shareholders is incorporated herein by reference.

The table below contains information as of February 15, 2008, about our Amended and Restated 2002 Equity Compensation Plan, the only compensation plan or arrangement (other than our tax-qualified plans) under which we have equity securities authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,606,784	$4.97	954,175
Equity compensation plans not approved by security holders	–	–	–
Total	1,606,784	$4.97	954,175

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning the independence of our directors is set forth under the caption "Corporate Governance Policies and Practices – Director Independence" in our definitive proxy statement for the 2008 annual meeting of shareholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information appearing under the caption "Independent Registered Public Accounting Firm" in our definitive proxy statement for the 2008 annual meeting of shareholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements
   The financial statements filed as part of this report are listed in Part II, Item 8 of this report on the Index to Consolidated Financial Statements.

2. Financial Statement Schedule
   Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2007, 2006 and 2005 appears on page 67.

   Other schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the Consolidated Financial Statements or notes thereto.

3. Exhibits
   The exhibits to this report on Form 10-K are listed in the Exhibit Index appearing on pages 31 to 32.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, North Carolina on this 25th day of February, 2008.

ENPRO INDUSTRIES, INC.

By: /s/ Richard L. Magee
Richard L. Magee
Senior Vice President, General Counsel and Secretary

Date: February 25, 2008

By: /s/ Donald G. Pomeroy II
Donald G. Pomeroy II
Vice President and Controller
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, or in their behalf by their duly appointed attorney in fact, on behalf of the registrant in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Ernest F. Schaub Ernest F. Schaub	President and Chief Executive Officer (Principal Executive Officer) and Director	February 25, 2008
/s/ William Dries William Dries	Senior Vice President and Chief Financial Officer	February 25, 2008
/s/ William R. Holland William R. Holland*	Chairman of the Board and Director	February 25, 2008
/s/ J. P. Bolduc J. P. Bolduc*	Director	February 25, 2008
/s/ Peter C. Browning Peter C. Browning*	Director	February 25, 2008
/s/ Joe T. Ford Joe T. Ford*	Director	February 25, 2008
/s/ Gordon D. Harnett Gordon D. Harnett*	Director	February 25, 2008
/s/ David L. Hauser David L. Hauser*	Director	February 25, 2008
/s/ Wilbur J. Prezzano, Jr. Wilbur J. Prezzano, Jr.*	Director	February 25, 2008

*By: /s/ Richard L. Magee
Richard L. Magee, Attorney-in-Fact

EXHIBIT INDEX

3.1 Restated Articles of Incorporation of EnPro Industries, Inc., as amended (incorporated by reference to Exhibits 4.3 and 4.4 to the Registration Statement on Form S-8 filed by EnPro Industries, Inc., the EnPro Industries, Inc. Retirement Savings Plan for Hourly Workers and the EnPro Industries, Inc. Retirement Savings Plan for Salaried Workers (File No. 333-89576))

3.2 Amended Bylaws of EnPro Industries, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K dated December 12, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))

4.1 Form of certificate representing shares of common stock, par value $0.01 per share, of EnPro Industries, Inc. (incorporated by reference to Amendment No. 4 of the Registration Statement on Form 10 of EnPro Industries, Inc. (File No. 001-31225))

4.2 Rights Agreement between EnPro Industries, Inc. and The Bank of New York, as rights agent (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 filed by EnPro Industries, Inc., the EnPro Industries, Inc. Retirement Savings Plan for Hourly Workers and the EnPro Industries, Inc. Retirement Savings Plan for Salaried Workers (File No. 333-89576))

4.3 Indenture dated as of April 16, 1998, between Coltec Industries Inc and Bankers Trust Company as Trustee, relating to the Coltec Industries Inc 7½% Senior Notes due 2008 (incorporated by reference to Exhibit 4.1 to Coltec Industries Inc's Registration Statement on Form S-4 (File No. 333 53005))

4.4 Form of 7½% Senior Note due 2008 (included in Exhibit 4.3 above)

4.5 Indenture dated as of October 26, 2005 between EnPro Industries, Inc. and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K dated October 26, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))

10.1 Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.5 to Amendment No. 3 of the Registration Statement on Form 10 of EnPro Industries, Inc. (File No. 001-31225))

10.2+ EnPro Industries, Inc. 2002 Equity Compensation Plan (2005 Amendment and Restatement) (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A dated March 29, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))

10.3+ EnPro Industries, Inc. Senior Executive Annual Performance Plan (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A dated March 22, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))

10.4+ EnPro Industries, Inc. Long-Term Incentive Plan (incorporated by reference to Appendix B to the Proxy Statement on Schedule 14A dated March 22, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))

10.5+* Form of EnPro Industries, Inc. Long-Term Incentive Plan Award Grant

10.6+* Form of EnPro Industries, Inc. Phantom Share Award Grant for Outside Directors (2005 Amendment and Restatement)

10.7+ Form of EnPro Industries, Inc. Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K dated February 14, 2008 filed by EnPro Industries, Inc. (File No. 001-31225))

10.8+* EnPro Industries, Inc. Defined Benefit Restoration Plan (amended and restated effective as of January 1, 2007) (incorporated by reference to Exhibit 10.25 to the Form 10-K for the year ended December 31, 2006 filed by EnPro Industries, Inc. (File No. 001-31225))

10.9+* EnPro Industries, Inc. Deferred Compensation Plan (as amended and restated effective January 1, 2007)

10.10+* EnPro Industries, Inc. Deferred Compensation Plan for Non-Employee Directors (as amended and restated effective January 1, 2007)

10.11+ EnPro Industries, Inc. Outside Directors' Phantom Share Plan (incorporated by reference to Exhibit 10.14 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))

10.12 Amended and Restated Loan and Security Agreement, dated April 26, 2006 by and among Coltec Industries Inc, Coltec Industrial Products LLC, Garlock Sealing Technologies LLC, GGB LLC, Corrosion Control Corporation and Stemco LP, as Borrowers; EnPro Industries, Inc., as Parent; QFM Sales and Services, Inc., Coltec International Services Co, Garrison Litigation Management Group, Ltd., GGB, Inc., Garlock International Inc, Stemco Delaware LP, Stemco Holdings, Inc., Stemco Holdings Delaware, Inc. and Garlock Overseas Corporation, as Subsidiary Guarantors; the various financial institutions listed on the signature pages thereof, as Lenders; Bank of America, N.A., as Agent and Issuing Bank; and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager (incorporated by reference to Exhibit 10.1 to the Form 8-K dated April 26, 2006 filed by EnPro Industries, Inc. (File No. 001-31225))

10.13+ Management Continuity Agreement dated as of August 1, 2002 between EnPro Industries, Inc. and Ernest F. Schaub (incorporated by reference to Exhibit 10.21 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))

10.14+ Management Continuity Agreement dated as of August 1, 2002 between EnPro Industries, Inc. and William Dries (incorporated by reference to Exhibit 10.23 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))

10.15+	Management Continuity Agreement dated as of August 1, 2002 between EnPro Industries, Inc. and Richard L. Magee (incorporated by reference to Exhibit 10.25 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))
10.16+	Management Continuity Agreement dated as of August 1, 2002 between EnPro Industries, Inc. and Robert D. Rehley (incorporated by reference to Exhibit 10.28 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))
10.17+	Management Continuity Agreement dated as of January 30, 2006 between EnPro Industries, Inc. and J. Milton Childress II (incorporated by reference to Exhibit 10.28 to the Form 10-K for the year ended December 31, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))
10.18+	Management Continuity Agreement dated as of September 1, 2007 between EnPro Industries, Inc. and Donald G. Pomeroy II (incorporated by reference to Exhibit 10.1 to the Form 8-K dated August 17, 2007 filed by EnPro Industries, Inc. (File No. 001-31225))
10.19+	Death Benefits Agreement dated as of December 12, 2002 between EnPro Industries, Inc. and Ernest F. Schaub (incorporated by reference to Exhibit 10.29 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))
10.20+	Death Benefits Agreement dated as of December 12, 2002 between EnPro Industries, Inc. and William Dries (incorporated by reference to Exhibit 10.31 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))
10.21+	Death Benefits Agreement dated as of December 12, 2002 between EnPro Industries, Inc. and Richard L. Magee (incorporated by reference to Exhibit 10.33 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))
10.22+	Supplemental Retirement and Death Benefits Agreement dated as of November 8, 2005 between EnPro Industries, Inc. and Ernest F. Schaub (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended September 30, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))
10.23+	Supplemental Retirement and Death Benefits Agreement dated as of November 8, 2005 between EnPro Industries, Inc. and William Dries (incorporated by reference to Exhibit 10.2 to the Form 10-Q for the quarter ended September 30, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))
10.24+	Supplemental Retirement and Death Benefits Agreement dated as of November 8, 2005 between EnPro Industries, Inc. and Richard L. Magee (incorporated by reference to Exhibit 10.3 to the Form 10-Q for the quarter ended September 30, 2005 filed by EnPro Industries, Inc. (File No. 001-31225))
10.25+*	EnPro Industries, Inc. Senior Officer Severance Plan (effective as of January 1, 2008)
10.26+*	Summary of Executive and Director Compensation Arrangements
14	EnPro Industries, Inc. Code of Business Conduct (incorporated by reference to Exhibit 14 to the Form 10-K for the year ended December 31, 2002 filed by EnPro Industries, Inc. (File No. 001-31225))
21*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Bates White, LLC
24.1*	Power of Attorney from J. P. Bolduc
24.2*	Power of Attorney from Peter C. Browning
24.3*	Power of Attorney from Joe T. Ford
24.4*	Power of Attorney from Gordon D. Harnett
24.5*	Power of Attorney from David L. Hauser
24.6*	Power of Attorney from William R. Holland
24.7*	Power of Attorney from Wilbur J. Prezzano, Jr.
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a)/15d – 14(a)
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a)/15d – 14(a)
32*	Certification pursuant to Section 1350

* Items marked with an asterisk are filed herewith.

\+ Management contract or compensatory plan required to be filed under Item 15(c) of this report and Item 601 of Regulation S-K of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of EnPro Industries, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of EnPro Industries, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 25, 2008

Consolidated Statements of Operations

Years Ended December 31, 2007, 2006 and 2005

(in millions, except per share data)	2007	2006	2005
Net sales	**$1,030.0**	$928.4	$838.6
Cost of sales	**670.0**	621.1	565.7
Gross profit	**360.0**	307.3	272.9
Operating expenses:			
Selling, general and administrative expenses	**228.4**	196.3	183.8
Asbestos-related expenses	**68.4**	359.4	11.7
Restructuring and other costs	**6.0**	2.3	1.0
Loss (gain) on sale of assets, net	**–**	0.6	(5.8)
	302.8	558.6	190.7
Operating income (loss)	**57.2**	(251.3)	82.2
Interest expense	**(8.1)**	(8.1)	(9.7)
Interest income	**8.3**	4.9	3.6
Other income, net	**0.6**	0.3	16.0
Income (loss) before income taxes	**58.0**	(254.2)	92.1
Income tax benefit (expense)	**(20.3)**	95.3	(33.5)
Income (loss) before extraordinary item	**37.7**	(158.9)	58.6
Extraordinary item, net of taxes	**2.5**	–	–
Net income (loss)	**$ 40.2**	$(158.9)	$ 58.6
Basic earnings (loss) per share:			
Income (loss) before extraordinary item	**$ 1.77**	$ (7.60)	$ 2.83
Extraordinary item	**0.12**	–	–
Net income (loss)	**$ 1.89**	$ (7.60)	$ 2.83
Diluted earnings (loss) per share:			
Income (loss) before extraordinary item	**$ 1.69**	$ (7.60)	$ 2.75
Extraordinary item	**0.11**	–	–
Net income (loss)	**$ 1.80**	$ (7.60)	$ 2.75

See notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

(in millions)	2007	2006	2005
OPERATING ACTIVITIES			
Net income (loss)	**$ 40.2**	$(158.9)	$ 58.6
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	**29.1**	26.4	24.0
Amortization	**11.1**	8.8	7.3
Deferred income taxes	**(8.4)**	(104.5)	14.6
Stock-based compensation	**3.6**	5.5	2.9
Excess tax benefits from stock-based compensation	**(3.8)**	(1.3)	(1.3)
Extraordinary gain, net of taxes	**(2.5)**	–	–
Loss (gain) on sale of assets, net	**–**	0.6	(5.8)
Change in assets and liabilities, net of effects of acquisitions of businesses:			
Asbestos liabilities, net of receivables	**43.0**	321.4	(10.1)
Receivables	**(11.0)**	(7.9)	(3.7)
Inventories	**18.2**	(9.7)	(8.6)
Accounts payable	**11.9**	3.7	2.6
Other current assets and liabilities	**(6.4)**	(2.9)	5.7
Other noncurrent assets and liabilities	**(20.2)**	(5.6)	(9.8)
Net cash provided by operating activities	**104.8**	75.6	76.4
INVESTING ACTIVITIES			
Purchases of property, plant and equipment	**(46.8)**	(41.3)	(32.2)
Proceeds from sales of assets	**0.3**	0.2	7.9
Reclassification of investments from cash equivalents	**(19.5)**	–	–
Receipts from (deposits into) restricted cash accounts	**0.2**	39.8	(41.1)
Acquisitions, net of cash acquired	**(77.0)**	(27.3)	(1.7)
Other	**0.5**	1.1	3.0
Net cash used in investing activities	**(142.3)**	(27.5)	(64.1)
FINANCING ACTIVITIES			
Borrowings	**–**	–	172.5
Repayments of debt	**(2.1)**	(0.5)	(152.1)
Purchase of call options related to convertible debentures	**–**	–	(26.7)
Debt issue costs	**–**	(0.6)	(5.2)
Proceeds from issuance of common stock	**1.0**	0.7	1.1
Excess tax benefits from stock-based compensation	**3.8**	1.3	1.3
Net cash provided by (used in) financing activities	**2.7**	0.9	(9.1)
Effect of exchange rate changes on cash and cash equivalents	**3.0**	2.5	(1.7)
Net increase (decrease) in cash and cash equivalents	**(31.8)**	51.5	1.5
Cash and cash equivalents at beginning of year	**161.0**	109.5	108.0
Cash and cash equivalents at end of year	**$ 129.2**	$ 161.0	$ 109.5
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$8.1**	$7.9	$10.1
Income taxes	**$21.7**	$13.0	$13.1
Payments for asbestos-related claims and expenses, net of insurance recoveries	**$24.9**	$38.0	$21.8

See notes to Consolidated Financial Statements.

Consolidated Balance Sheets

As of December 31, 2007 and 2006

(in millions, except share amounts)	2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	**$ 129.2**	$ 161.0
Accounts and notes receivable, less allowance for doubtful accounts of $3.6 in 2007 and $2.8 in 2006	**167.6**	138.3
Asbestos insurance receivable	**70.0**	71.3
Inventories	**70.3**	79.3
Other current assets	**55.3**	22.4
Total current assets	**492.4**	472.3
Property, plant and equipment	**193.5**	166.3
Goodwill	**213.8**	161.6
Other intangible assets	**103.5**	70.1
Asbestos insurance receivable	**311.5**	396.7
Deferred income taxes	**90.3**	80.2
Other assets	**65.3**	59.4
Total assets	**$1,470.3**	$1,406.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	**$ 3.6**	$ –
Accounts payable	**80.1**	62.2
Asbestos liability	**86.9**	88.8
Other accrued expenses	**89.8**	74.1
Total current liabilities	**260.4**	225.1
Long-term debt	**182.1**	185.7
Retained liabilities of previously owned businesses	**31.0**	30.3
Environmental liabilities	**20.4**	25.1
Asbestos liability	**437.5**	479.1
Other liabilities	**63.8**	57.4
Total liabilities	995.2	1,002.7
Commitments and contingencies		
Shareholders' equity		
Common stock – $.01 par value; 100,000,000 shares authorized; issued 21,631,176 shares at December 31, 2007 and 21,211,044 shares at December 31, 2006	**0.2**	0.2
Additional paid-in capital	**427.2**	418.9
Accumulated deficit	**(0.7)**	(41.0)
Accumulated other comprehensive income	**49.9**	27.3
Common stock held in treasury, at cost – 223,081 shares at December 31, 2007 and 228,126 shares at December 31, 2006	**(1.5)**	(1.5)
Total shareholders' equity	**475.1**	403.9
Total liabilities and shareholders' equity	**$1,470.3**	$1,406.6

See notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2007, 2006 and 2005

(dollars and shares in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
Balance, December 31, 2004	20.6	$0.2	$411.6	$ 59.3	$ 7.0	$(1.6)	$ 476.5
Net income	–	–	–	58.6	–	–	58.6
Other comprehensive income:							
Cumulative translation adjustment	–	–	–	–	10.0 [(1)]	–	10.0 [(1)]
Minimum pension liability adjustment	–	–	–	–	(4.7)	–	(4.7)
Loss on cash flow hedges	–	–	–	–	(0.3)	–	(0.3)
Total comprehensive income							63.6
Purchase of call options related to convertible debentures, net of tax benefit of $21.3 million	–	–	(5.4)	–	–	–	(5.4)
Exercise of stock options and other incentive plan activity	0.2	–	5.2	–	–	–	5.2
Balance, December 31, 2005	20.8	0.2	411.4	117.9	12.0	(1.6)	539.9
Net loss	–	–	–	(158.9)	–	–	(158.9)
Other comprehensive loss:							
Cumulative translation adjustment	–	–	–	–	17.3	–	17.3
Minimum pension liability adjustment	–	–	–	–	11.9	–	11.9
Gain on cash flow hedges	–	–	–	–	0.7	–	0.7
Total comprehensive loss							(129.0)
Adjustment to initially apply SFAS No. 158, net of tax benefit of $8.7 million	–	–	–	–	(14.6)	–	(14.6)
Exercise of stock options and other incentive plan activity	0.2	–	7.5	–	–	0.1	7.6
Balance, December 31, 2006	21.0	0.2	418.9	(41.0)	27.3	(1.5)	403.9
Net income	–	–	–	**40.2**	–	–	**40.2**
Other comprehensive income:							
Cumulative translation adjustment	–	–	–	–	**25.3**	–	**25.3**
Pension and other postretirement benefit plans	–	–	–	–	**(2.7)**		**(2.7)**
Total comprehensive income							**62.8**
Adjustment to initially apply FIN 48	–	–	–	**0.1**	–	–	**0.1**
Exercise of stock options and other incentive plan activity	**0.4**	–	**8.3**	–	–	–	**8.3**
Balance, December 31, 2007	**21.4**	**$0.2**	**$427.2**	**$ (0.7)**	**$ 49.9**	**$(1.5)**	**$ 475.1**

(1) For further information, see "Foreign Currency Translation" section of Note 1.

See notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview and Significant Accounting Policies

Overview

EnPro Industries, Inc. ("EnPro" or the "Company") is a leader in the design, development, manufacturing and marketing of well recognized, proprietary engineered industrial products that include sealing products, metal and metal polymer bearings and filament wound products, air compressors, and heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines.

Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION. The Consolidated Financial Statements reflect the accounts of the Company and its majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain prior year amounts in the accompanying prior year annual financial statements have been reclassified to conform with the current year presentation.

REVENUE RECOGNITION. Revenue is recognized at the time title and risk of product ownership is transferred or when services are rendered. Any shipping costs billed to customers are recognized as revenue and expensed in cost of goods sold.

FOREIGN CURRENCY TRANSLATION. The financial statements of those operations whose functional currency is a foreign currency are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated into U.S. dollars using current exchange rates, and income statement activities are translated using weighted average exchange rates. The foreign currency translation adjustment is reflected in the Consolidated Statements of Changes in Shareholders' Equity and is included in accumulated other comprehensive income in the Consolidated Balance Sheets. Gains and losses on foreign currency transactions are included in operating income. Foreign currency transaction gains (losses) totaled $0.1 million, $(0.5) million and $(2.3) million for 2007, 2006 and 2005, respectively.

In the Consolidated Statement of Changes in Shareholders' Equity for 2005, the cumulative translation adjustment of $10.0 million includes a $32.2 million addition representing cumulative corrections of immaterial errors in the translation of foreign currency denominated goodwill and other intangible assets during years prior to 2005. Such errors had no effect upon net income, earnings per share, or cash flows for any period.

RESEARCH AND DEVELOPMENT EXPENSE. Costs related to research and development activities are expensed as incurred. The Company performs research and development under Company-funded programs for commercial products. Total research and development expenditures in 2007, 2006 and 2005 were $14.1 million, $12.8 million and $14.4 million, respectively.

INCOME TAXES. The Company uses the asset and liability method of accounting for income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the Consolidated Balance Sheet are used to calculate future income tax assets or liabilities. This method also requires the recognition of deferred tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (losses) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments with a maturity of three months or less at the time of purchase. The Consolidated Statement of Cash Flows for the year ended December 31, 2007, reflects the reclassification of $19.5 million of unrestricted cash balances to other current and noncurrent assets based on changes in expected maturity dates of the underlying investments.

RECEIVABLES. Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based on historical experience and any specific customer collection issues that the Company has identified. Doubtful accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected.

The balances billed but not paid by customers pursuant to retainage provisions in long-term contracts and programs will be due upon completion of the contracts and acceptance by the owner. At December 31, 2007, the Company had $3.9 million of retentions expected to be collected in 2008 recorded in accounts and notes receivable and $2.4 million of retentions expected to be collected beyond 2008 recorded in other noncurrent assets in the Consolidated Balance Sheets. At December 31, 2006, the Company had $5.0 million of current retentions and $1.4 million of non-current retentions recorded in the Consolidated Balance Sheets.

INVENTORIES. Certain domestic inventories are valued by the last-in, first-out ("LIFO") cost method. Inventories not valued by the LIFO method, other than inventoried costs relating to long-term contracts and programs, are valued using the first-in, first-out ("FIFO") cost method, and are recorded at the lower of cost or market. Approximately 45% and 50% of inventories were valued by the LIFO method in 2007 and 2006, respectively.

Inventoried costs relating to long-term contracts and programs are stated at the actual production cost, including factory overhead, incurred to date. Progress payments related to long-term contracts and programs are shown as a reduction of inventories. Initial program start-up costs and other nonrecurring costs are expensed as incurred. Inventoried costs relating to long-term contracts and programs are reduced by charging any amounts in excess of estimated realizable value to cost of sales.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized; whereas, maintenance and repairs are expensed as incurred. Depreciation of plant and equipment is determined on the straight-line method over the following estimated useful lives of the assets: buildings and improvements, 3 to 40 years; machinery and equipment, 3 to 20 years.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Goodwill is not amortized, but instead is subject to annual impairment testing conducted each year as of October 1. The goodwill asset impairment test involves comparing the fair value of a reporting unit to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, a second step of comparing the implied fair value of the reporting unit's goodwill to the carrying amount of that goodwill is required to measure the potential goodwill impairment loss. Interim tests may be required if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company completed its required annual impairment tests of goodwill as of October 1, 2007, 2006 and 2005. The results of these assessments did not indicate any impairment of the goodwill.

Other intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include customer relationships, patents and other technology agreements, trademarks, licenses and non-compete agreements. Intangible assets that have definite lives are amortized using a method that reflects the pattern in which the economic benefits of the assets are consumed or the straight-line method over estimated useful lives of 2 to 25 years. Intangible assets with indefinite lives are subject to at least annual impairment testing, which compares the fair value of the intangible asset with its carrying amount. The results of these assessments did not indicate any impairment to these intangible assets for the years presented.

ASBESTOS. In 2005 and the first three quarters of 2006, the Company recorded a liability related to asbestos claims at the low end of a broad ten-year range of equally likely estimates provided by the firm of Bates White, LLC ("Bates White"), a recognized expert in the field of estimating asbestos-related liabilities. Due to the uncertain nature of the estimated liability, the Company and Bates White believed that no single amount in the range was a better estimate than any other amount within the range. In accordance with the applicable accounting rules, the Company recorded a liability for these claims at the lower end of the range of estimated potential liabilities. In the fourth quarter of 2006, based on the Company's experience over the prior two years and other factors, management identified a best estimate within the Bates White range and adjusted the liability accordingly.

The significant assumptions underlying the material components of the estimated liability include: the number and trend of claims to be asserted; the mix of alleged diseases or impairment; the trend in the number of claims for non-malignant cases; the probability that some existing and potential future claims will eventually be dismissed without payment; the estimated amount to be paid per claim, and the timing and impact of large amounts that will become available for the payment of claims from the 524(g) trusts of former defendants in bankruptcy. The actual number of future actions filed per year and the payments made to resolve those claims could exceed those reflected in management's estimate of the liability.

With the assistance of Bates White, the Company will periodically review the period over which it can make a reasonable estimate, the assumptions underlying the Company's estimate, the range of reasonably possible potential liabilities and management's estimate of the liability. The Company will adjust the liability if necessary. Changing circumstances and new data that may become available could cause a change in the estimated liability in the future by an amount that cannot currently be reasonably estimated, and that increase could be significant and material. Additional discussion is included in Note 17 to the Consolidated Financial Statements, "Commitments and Contingencies – Asbestos."

DERIVATIVE INSTRUMENTS. The Company uses derivative financial instruments to manage its exposure to various risks. The use of these financial instruments modifies the exposure with the intent of reducing the risk to the Company. The Company does not use financial instruments for trading purposes, nor does it use leveraged financial instruments. The counterparties to these contractual arrangements are major financial institutions. The Company uses several different financial institutions for derivative contracts to minimize the concentration of credit risk. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires that all derivative instruments be reported in the Consolidated Balance Sheets at fair value and that changes in a derivative's fair value be recognized currently in earnings unless specific hedge criteria are met.

The Company is exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances on its foreign subsidiaries' balance sheets, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. The Company strives to control its exposure to these risks through its normal operating activities and, where appropriate, through derivative instruments. The Company has entered into contracts to hedge forecasted transactions occurring at various dates through December 2010 that are denominated in foreign currencies. The notional amount of foreign exchange contracts hedging foreign currency transactions was $141.5 million and $84.4 million at December 31, 2007 and 2006, respectively. These contracts are accounted for as cash flow hedges. As cash flow hedges, the effective portion of the gain or loss on the contracts is reported in accumulated other comprehensive income and the ineffective portion is reported in income. Amounts in accumulated other comprehensive income are reclassified into income in the period that the hedged transactions affect earnings. It is anticipated that $0.2 million of the amounts within accumulated other comprehensive income at December 31, 2007, will be reclassified into income within the next twelve months.

FAIR VALUE OF FINANCIAL INSTRUMENTS. Because of their short maturity, the carrying value of cash and cash equivalents, accounts and notes receivable, accounts payable and short-term bank debt approximates fair value. Fair value of long-term investments is based on quoted market prices.

NEW ACCOUNTING PRONOUNCEMENTS. In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements." The standard provides guidance for using fair value to measure assets and liabilities. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not believe there will be a significant impact on the Consolidated Financial Statements in connection with the adoption of this pronouncement.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" ("SFAS 141(R)") and Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. The Company will be required to adopt SFAS 141(R) and 160 for periods beginning on or after December 15, 2008. These new standards will not change the financial accounting and reporting for business combinations completed prior to the effective date of the new standards.

2. Acquisitions

In June 2007, the Company acquired Texflo Machining Ltd., a privately-held company that services and repairs reciprocating compressors, primarily for the natural gas market in western Canada. In July 2007, the Company acquired Compressor Products International Limited, a privately-held manufacturer of critical sealing components for reciprocating compressors, gas engines and related equipment. These acquisitions are included in the Company's Engineered Products segment. The Company also purchased the remaining ownership interest in one of its subsidiaries and two small product lines during 2007.

The acquisitions completed during 2007 were paid for with $77.0 million in cash. They resulted in increases in property, plant and equipment of $4.5 million, goodwill of $42.3 million, other intangible assets of $40.3 million and debt of $2.2 million, decreases in long-term deferred tax assets of $7.6 million, other noncurrent liabilities of $4.1 million and working capital of $0.3 million, as well as an extraordinary gain of $4.1 million related to the purchase of the remaining ownership interest in one of the Company's subsidiaries. The gain was recorded net of $1.6 million of income taxes.

In May 2006, the Company acquired Allwest Compressor Services ("Allwest"), a privately-held manufacturer of compressor components primarily for the natural gas and oil production industries in Western Canada. Allwest, along with Southwest Compressor Services and H.A.R. Compressor Products, which were also acquired during the year, are included in the Company's Engineered Products segment. In July 2006, the Company acquired Amicon Plastics, a privately-held company that manufactures and sells customized fluoropolymer and engineered plastic components to semiconductor, pump and valve, oilfield and other industries. This acquisition is included in the Company's Sealing Products segment.

The acquisitions completed during 2006 were paid for with $27.3 million in cash, and a $1.0 million note payable to one of the sellers. The acquisitions resulted in increases in working capital of $4.6 million, property, plant and equipment of $2.9 million, goodwill of $7.2 million, other intangible assets of $13.3 million, and other assets of $0.3 million.

During 2005, the Company spent a total of $1.7 million to purchase the remaining ownership interest in one of its subsidiaries in the Sealing Products segment and a small product line. These acquisitions resulted in an increase in goodwill of $0.9 million, an increase in other intangible assets of $0.1 million and a decrease in other non-current liabilities of $0.7 million.

3. Restructuring and Other Costs

In 2005, the Company approved a plan to modernize the Palmyra, New York facilities of Garlock Sealing Technologies, included within the Sealing Products segment. Garlock Sealing Technologies has been on its current site since the early 1900s, with the buildings dating from 1907 to 1956. The project will reduce the number of buildings on the site from 26 to 7 and eliminate 350,000 square feet of space, or approximately half of the space currently under roof. Work on the project began in the second half of 2005. The modernization will be completed over five years at an expected cost, including expenses and capital expenditures, of approximately $35 million, excluding the impact of grants, tax abatements and tax credits. The Company anticipates that slightly less than half of the costs, primarily demolition of existing structures, site preparation and equipment relocation, will be expensed as incurred and the balance, primarily construction of new buildings, will be capitalized.

During 2007, the Company announced the planned consolidation of facilities for a unit within the Sealing Products segment. Approximately $0.6 million of costs were incurred during 2007 of the total anticipated $2.4 million for the entire initiative. Workforce reductions announced totaled 33, primarily hourly manufacturing positions, none of which took place during 2007. The project is currently anticipated to be completed early in 2008.

Restructuring reserves at December 31, 2007, as well as activity during the year, consisted of:

(in millions)	Balance December 31, 2006	Provision	Payments	Direct Credits to Environmental Liabilities	**Balance December 31, 2007**
Personnel-related costs	$0.1	$0.7	$(0.4)	$ –	**$0.4**
Facility demolition and relocation costs	–	5.3	(3.0)	(2.3)	**–**
	$0.1	$6.0	$(3.4)	$(2.3)	**$0.4**

Restructuring reserves at December 31, 2006, as well as activity during the year, consisted of:

(in millions)	Balance December 31, 2005	Provision	Payments	Direct Credits to Environmental Liabilities	Balance December 31, 2006
Personnel-related costs	$0.1	$ –	$ –	$ –	$0.1
Facility demolition and relocation costs	–	2.3	(0.9)	(1.4)	–
	$0.1	$2.3	$(0.9)	$(1.4)	$0.1

Several smaller restructuring initiatives were begun and completed during 2005. These included the conversion of a manufacturing facility to a service center, the closing of a warehouse and the consolidation and relocation of several product lines. Workforce reductions announced and completed during 2005 relating to these programs totaled 13 positions.

Restructuring reserves at December 31, 2005, as well as activity during the year, consisted of:

(in millions)	Balance December 31, 2004	Provision	Payments	Balance December 31, 2005
Personnel-related costs	$1.0	$0.1	$(1.0)	$0.1
Facility demolition and relocation costs	–	0.9	(0.9)	–
	$1.0	$1.0	$(1.9)	$0.1

The restructuring and other costs of $6.0 million, $2.3 million and $1.0 million for the years ending December 31, 2007, 2006 and 2005, respectively, all related to the Sealing Products segment.

4. Loss (Gain) on Sale of Assets, Net

In 2005, the Company sold a facility occupied by a former subsidiary. The Company had leased the facility to the former subsidiary since its divestiture in 1990. Net proceeds from the sale were approximately $6 million resulting in a $5.2 million pre-tax gain.

5. Other Income

In conjunction with the closure of a plant in the early 1980s, the Company was required to fund two trusts for retiree medical benefits for union employees at the plant. The first trust (the "Benefits Trust") pays for these retiree medical benefits on an ongoing basis. The Company has no ownership interest in the Benefits Trust, and thus the assets and liabilities of this trust are not included in the Company's Consolidated Balance Sheets.

Because of the possibility that the Company would be required to make additional contributions to the Benefits Trust to cover potential shortfalls, the Company was required to establish a second trust (the "Back-Up Trust"). Under the terms of the Benefits Trust agreement, the trustees are required to retain an actuary to assess the adequacy of the assets in the Benefits Trust in 1995, 2005 and 2015. Based on the valuation completed in early 2005, the actuary determined that there were adequate assets in the Benefits Trust to fund the estimated payments by the trust until the next valuation date. As a result, $11 million of excess assets held in the Back-Up Trust was released to the Company during 2005. This amount was based on a distribution formula described in the Benefits Trust agreement and was recorded in income upon receipt. This topic is discussed further in Note 17, "Commitments and Contingencies."

During 2005, the Company recorded income of $4.6 million resulting from a favorable legal decision in a product liability matter which was partially offset by increases to environmental reserves based on new facts at five specific sites. All of these matters related to previously owned businesses.

6. Income Taxes

Income (loss) before income taxes and extraordinary items as shown in the Consolidated Statements of Operations consists of the following:

	Years Ended December 31,		
(in millions)	**2007**	2006	2005
Domestic	**$12.4**	$(285.7)	$62.5
Foreign	**45.6**	31.5	29.6
Total	**$58.0**	$(254.2)	$92.1

A summary of income tax benefit (expense) in the Consolidated Statements of Operations before extraordinary items is as follows:

	Years Ended December 31,		
(in millions)	**2007**	2006	2005
Current:			
Federal	**$(10.6)**	$ 2.0	$ (6.8)
Foreign	**(17.3)**	(10.6)	(11.7)
State	**(0.8)**	(0.6)	(0.4)
	(28.7)	(9.2)	(18.9)
Deferred:			
Federal	**6.5**	99.2	(12.5)
Foreign	**1.5**	(2.4)	(0.8)
State	**0.4**	7.7	(1.3)
	8.4	104.5	(14.6)
Total	**$(20.3)**	$ 95.3	$(33.5)

Significant components of deferred income tax assets and liabilities at December 31, 2007 and 2006 are as follows:

(in millions)	**2007**	2006
Deferred income tax assets:		
Accrual for post-retirement benefits other than pensions	**$ 3.0**	$ 3.4
Environmental reserves	**10.4**	16.5
Retained liabilities of previously owned businesses	**12.1**	9.9
Call options	**18.7**	20.2
Inventories	**1.9**	3.2
Accruals and reserves	**18.0**	14.2
Minimum pension liability	**10.1**	8.5
Asbestos accrual	**143.4**	127.1
Total deferred income tax assets	**217.6**	203.0
Deferred income tax liabilities:		
Pensions	**(4.8)**	(4.1)
Tax depreciation and amortization in excess of book	**(37.1)**	(22.9)
Payments in excess of insurance recoveries	**(62.5)**	(83.5)
Other	**(0.8)**	–
Total deferred income tax liabilities	**(105.2)**	(110.5)
Net deferred income taxes	**$ 112.4**	$ 92.5

The Company concluded that a valuation allowance on its deferred tax assets at December 31, 2007 and December 31, 2006, was not required. The Company's methodology for determining the realizability of deferred tax assets involves estimates of future taxable income from its operations. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with current operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets.

The effective income tax rate from operations varied from the statutory federal income tax rate as follows:

	Percent of Pretax Income Years Ended December 31,		
	2007	2006	2005
Statutory federal income tax rate	**35.0%**	(35.0)%	35.0%
Credits	**(1.6)**	–	(0.7)
State and local taxes	**0.7**	(2.8)	1.8
Extraterritorial income exclusion benefit	**–**	(0.3)	(0.9)
Foreign rate variations	**1.8**	0.2	1.7
German tax rate change	**(4.4)**	–	–
Uncertain tax positions	**2.0**	–	–
Other items	**1.5**	0.4	(0.6)
Effective income tax rate	**35.0%**	(37.5)%	36.3%

At December 31, 2007, the Company had undistributed earnings of approximately $61.4 million from subsidiaries in Australia, Canada, Mexico and Brazil that are not considered to be permanently reinvested. Based on current income tax rates, the Company believes the tax effect on any distribution will be immaterial due to the Company's foreign tax credit position. Accordingly, no deferred taxes have been provided for these undistributed foreign earnings.

The Company has not provided for the federal and foreign withholding taxes on $115.8 million of the remaining foreign subsidiaries' undistributed earnings as of December 31, 2007, because such earnings are intended to be reinvested indefinitely. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount would approximate $9.8 million. Based on current income tax rates, the Company believes the tax effect of any distribution will be immaterial due to the Company's foreign tax credit position.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty In Income Taxes" ("FIN 48") on January 1, 2007. Accordingly, the Company recorded a $0.1 million decrease in liabilities for unrecognized tax benefits with a corresponding reduction in the accumulated deficit. At January 1, 2007, the Company had recorded a liability of approximately $21.8 million for unrecognized tax benefits of which $4.9 million, if recognized, would affect the effective tax rate. The Company records interest and penalties related to unrecognized tax benefits in income tax expense. At January 1, 2007, the Company had accrued $1.1 million for the potential payment of interest. At December 31, 2007, the Company had a $19.1 million liability recorded for unrecognized tax benefits, which includes interest of $1.9 million. Included in the balance at December 31, 2007, are $13.2 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The total amount of unrecognized benefits that, if recognized, would have affected the effective tax rate was $5.9 million. A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

(in millions)	
Balance at January 1, 2007	$21.8
Additions based on tax positions related to the current year	0.7
Additions for tax positions of prior years	0.1
Reductions for tax positions of prior years	(4.5)
Reductions as a result of audit settlements	(0.9)
Balance at December 31, 2007	**$17.2**

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. Substantially all federal, state and local, and foreign income tax returns for the years 2003 through 2006 are open to examination. The U.S. federal income tax returns for 2003 to 2005 and various foreign and state tax returns are currently under examination and may conclude within the next twelve months. The final outcomes of these audits are not yet determinable; however, management believes that any assessments that may arise will not be material to the Company's financial condition or results of operations.

7. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the applicable net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated using the weighted-average number of shares of common stock as adjusted for any potentially dilutive shares as of the balance sheet date. The computation of basic and diluted earnings (loss) per share is as follows:

(in millions, except per share amounts)	**2007**	2006	2005
Numerator (basic and diluted):			
Net income (loss)	**$40.2**	$(158.9)	$58.6
Denominator:			
Weighted-average shares – basic	**21.3**	20.9	20.7
Share-based awards	**0.5**	–	0.6
Convertible debentures	**0.5**	–	–
Weighted-average shares – diluted	**22.3**	20.9	21.3
Earnings (loss) per share:			
Basic	**$1.89**	$ (7.60)	$2.83
Diluted	**$1.80**	$ (7.60)	$2.75

As discussed further in Note 11, the Company has issued convertible debentures. Under the terms of the debentures, the Company would settle the par amount of its obligations in cash and the remaining obligations, if any, in common shares. In accordance with the current applicable accounting guidelines, the Company includes the conversion option effect in diluted earnings per share during such periods when the Company's stock price exceeds the initial conversion price of $33.79 per share.

In 2006, there was a loss attributable to common shares. Potentially dilutive share-based awards of 0.6 million shares and convertible debentures of 0.1 million shares were excluded from the calculation of diluted earnings per share as they were antidilutive.

8. Inventories

Inventories consists of the following:

	As of December 31,	
(in millions)	**2007**	2006
Finished products	**$ 45.7**	$ 40.0
Costs relating to long-term contracts and programs	**19.4**	32.1
Work in process	**23.0**	20.8
Raw materials and supplies	**30.8**	24.6
	118.9	117.5
Reserve to reduce certain inventories to LIFO basis	**(16.2)**	(16.6)
Progress payments	**(32.4)**	(21.6)
Total	**$ 70.3**	$ 79.3

9. Property, Plant and Equipment

Property, plant and equipment consists of the following:

(in millions)	As of December 31, 2007	2006
Land	**$ 4.0**	$ 3.6
Buildings and improvements	**107.7**	102.3
Machinery and equipment	**344.1**	319.8
Construction in progress	**33.1**	19.3
	488.9	445.0
Less accumulated depreciation	**(295.4)**	(278.7)
Total	**$ 193.5**	$ 166.3

Construction in progress has been reduced by $1.6 million as of December 31, 2007, for grants and credits receivable from governmental agencies to reimburse the Company for expenditures made on the Palmyra, New York modernization project. Since this was a noncash investing activity, it has not been included in the accompanying Consolidated Statements of Cash Flows.

10. Goodwill and Other Intangible Assets

The changes in the net carrying value of goodwill by reportable segment for the years ended December 31, 2007 and 2006 are as follows:

(in millions)	Sealing Products	Engineered Products	Engine Products and Services	Total
Goodwill, net as of December 31, 2005	$43.1	$ 94.5	$7.1	$144.7
Foreign currency translation	1.1	8.6	–	9.7
Acquisitions	4.4	2.8	–	7.2
Goodwill, net as of December 31, 2006	48.6	105.9	7.1	161.6
Foreign currency translation	1.2	8.7	–	9.9
Acquisitions	–	42.3	–	42.3
Goodwill, net as of December 31, 2007	**$49.8**	**$156.9**	**$7.1**	**$213.8**

The gross carrying amount and accumulated amortization of identifiable intangible assets is as follows:

	As of December 31, 2007		As of December 31, 2006	
(in millions)	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Customer relationships	**$ 68.4**	**$20.9**	$42.9	$16.1
Existing technology	**21.0**	**3.8**	16.5	2.9
Trademarks	**38.4**	**5.8**	28.5	4.2
Other	**13.3**	**7.1**	11.4	6.0
	$141.1	**$37.6**	$99.3	$29.2

The goodwill and identifiable intangible assets as of December 31, 2007, are subject to change once the final asset and liability valuations are completed for the 2007 acquisitions.

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $7.8 million, $6.1 million and $5.5 million, respectively. Amortization expense for these intangible assets for the years 2008 through 2012 is estimated to be $9.6 million, $9.3 million, $9.0 million, $8.6 million and $7.6 million, respectively. Of the $38.4 million in trademarks as of December 31, 2007, approximately $23 million was for trademarks with indefinite lives.

11. Long-Term Debt

The Company's long-term debt at December 31, 2007 and 2006 is summarized as follows:

(in millions)	**2007**	2006
Convertible Debentures	**$172.5**	$172.5
Coltec Senior Notes	**3.1**	3.1
Industrial revenue bonds	**9.6**	9.6
Other note payable	**0.5**	0.5
	185.7	185.7
Less current maturities of long-term debt	**3.6**	–
	$182.1	$185.7

The Company's primary U.S. operating subsidiaries have a senior secured revolving credit facility with a group of banks. The credit agreement for this facility was originally executed on May 16, 2002. On April 26, 2006, the Company and its primary U.S. operating subsidiaries amended and extended the facility. As amended, the maximum initial amount available for borrowings under the facility is $75 million. Under certain conditions, the borrowers may request that the facility be increased by up to $25 million, to $100 million total. The facility matures on April 21, 2011. Borrowings are available at LIBOR plus a margin of 1.00% to 1.75%. The Company pays an annual unused line fee of 0.25%. The Company also pays an annual administrative agency fee of $40,000.

There have been no borrowings under this credit facility since its inception. Borrowings under the credit facility would be collateralized by receivables, inventories, intellectual property, insurance receivables and all other personal property assets (other than fixed assets) of the Company and its U.S. subsidiaries, and by pledges of 65% of the capital stock of their foreign subsidiaries and 100% of the capital stock of their domestic subsidiaries. The credit facility contains customary restrictions, covenants and events of default for financings of this type, including but not limited to limitations on the ability to pay dividends, limitations on the incurrence and repayment of additional debt and maintenance of a fixed charge coverage financial ratio. Certain of the covenants and restrictions apply only if availability under the facility falls below certain levels.

In 2005, the Company issued $172.5 million in aggregate principal amount of Convertible Senior Debentures (the "Debentures"). The Debentures bear interest at the annual rate of 3.9375%, with interest due on April 15 and October 15 of each year. The Debentures will mature on October 15, 2015 unless they are converted prior to that date. The Debentures are the Company's direct, unsecured and unsubordinated obligations and rank equal in priority with all unsecured and unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness. They effectively rank junior to all secured indebtedness to the extent of the value of the assets securing such indebtedness. The Debentures do not contain any financial covenants.

Holders may convert the Debentures into cash and shares of the Company's common stock, under certain circumstances. The initial conversion rate, which is subject to adjustment, is 29.5972 shares of common stock per $1,000 principal amount of Debentures. This is equal to an initial conversion price of $33.79 per share. The debentures may be converted under the following circumstances:

- during any fiscal quarter commencing after December 31, 2005 (and only during such fiscal quarter), if the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter was 130% or more of the then current conversion price per share of common stock on that 30th trading day;
- during the five business day period after any five consecutive trading-day period (which is referred to as the "measurement period") in which the trading price per debenture for each day of the measurement period was less than 98% of the product of the closing price of the Company's common stock and the applicable conversion rate for the debentures;
- on or after September 15, 2015;
- upon the occurrence of specified corporate transactions; or
- in connection with a transaction or event constituting a "change of control."

The conditions that permit conversion were not satisfied at December 31, 2007.

Upon conversion of any Debentures, the principal amount would be settled in cash. Specifically, in connection with any conversion, the Company will satisfy its obligations under the Debentures by delivering to holders, in respect of each $1,000 aggregate principal amount of Debentures being converted:

- cash equal to the lesser of $1,000 or the Conversion Value, and
- to the extent the Conversion Value exceeds $1,000, a number of shares equal to the sum of, for each day of the Cash Settlement Period (defined below), (1) 5% of the difference between (A) the product of the conversion rate (plus any additional shares as an adjustment upon a change of control) and the closing price of the Company's common stock for such date and (B) $1,000, divided by (2) the closing price of the Company's common stock for such day.

"Conversion Value" means the product of (1) the conversion rate in effect (plus any additional shares as an adjustment upon a change of control) and (2) the average of the closing prices of the Company's common stock for the 20 consecutive trading days beginning on the second trading day after the conversion date for those Debentures.

The Company used a portion of the net proceeds from the sale of the Debentures to enter into call options (hedge and warrant transactions), which entitle the Company to purchase shares of its stock from a financial institution at $33.79 per share and entitle the financial institution to purchase shares from the Company at $46.78 per share. This will reduce potential dilution to the Company's common stock from conversion of the Debentures by increasing the effective conversion price to $46.78 per share. The entry into these transactions had the effect of decreasing the Company's total shareholders' equity by approximately $5.4 million, which represents the net cash outlay of the call options of $26.7 million, offset by an anticipated tax benefit of $21.3 million. Future tax benefits are subject to various risks and uncertainties, including changes in the applicable provisions of federal and state income tax codes and regulations.

The 7½% Coltec Senior Notes are payable in full in 2008. The industrial revenue bonds are payable in full in 2009 and bear interest at rates ranging from 6.4% to 6.55%. The other note payable is payable in full in 2008 and bears interest at a rate of 5.0%.

Future principal payments on long-term debt are as follows:

(in millions)	
2008	$ 3.6
2009	9.6
2010	–
2011	–
2012	–
Thereafter	172.5
	$185.7

12. Fair Values of Financial Instruments

The Company's accounting policies with respect to financial instruments are described in Note 1. The carrying values of the Company's significant financial instruments reflected in the Consolidated Balance Sheets approximate their respective fair values at December 31, 2007 and 2006, except for the following instruments:

	2007		2006	
(in millions)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Long-term debt	**$185.7**	**$215.9**	$185.7	$230.2

The fair values for long-term debt are based on quoted market prices or on rates available to the Company for debt with similar terms and maturities.

13. Pensions and Postretirement Benefits

The Company and its subsidiaries have several non-contributory defined benefit pension plans covering eligible employees in the United States, Canada, Mexico and several European countries. Salaried employees' benefit payments are generally determined using a formula that is based on an employee's compensation and length of service. The Company closed its defined benefit pension plan for new salaried employees in the United States who joined the Company after January 1, 2006, and effective January 1, 2007, benefits were frozen for all salaried employees who are not age 40 as of December 31, 2006, and other employees who chose to freeze their benefits. Hourly employees' benefit payments are generally determined using stated amounts for each year of service. The Company's employees also participate in voluntary contributory retirement savings plans for salaried and hourly employees maintained by the Company and its subsidiaries. Under these plans, eligible employees can receive matching contributions up to the first 6% of their eligible earnings. Effective January 1, 2007, those employees whose defined benefit pension plan benefits were frozen will receive an additional 2% Company contribution each year. The Company recorded $6.2 million, $5.2 million and $4.6 million in expenses in 2007, 2006 and 2005, respectively, for matching contributions under these plans.

The Company's general funding policy for qualified defined benefit pension plans is to contribute amounts that are at least sufficient to satisfy regulatory funding standards. In each of 2007, 2006 and 2005, the Company contributed discretionary amounts of $10.0 million to the U.S. pension plans. The Company anticipates that there will be no required funding in 2008, and has not determined whether it will make a discretionary contribution in 2008 to the U.S. pension plans. The Company expects to make total contributions of approximately $1.4 million in 2008 to the foreign pension plans. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $186.7 million, $172.5 million and $167.5 million at December 31, 2007, and $139.5 million, $127.8 million and $118.9 million at December 31, 2006, respectively.

The Company amortizes prior service cost and unrecognized gains and losses using the straight-line basis over the average future service life of active participants.

The Company provides, through non-qualified plans, supplemental pension benefits to a limited number of employees. Certain of the Company's subsidiaries also sponsor unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory. The amounts included in "Other Benefits" in the following tables include the non-qualified plans and the defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees.

Domestic Plans

The following table sets forth the changes in projected benefit obligations and plan assets of the Company's U.S. defined benefit pension and other non-qualified and postretirement plans as of and for the years ended December 31, 2007 and 2006.

	Pension Benefits		Other Benefits	
(in millions)	**2007**	2006	**2007**	2006
Change in Projected Benefit Obligations				
Projected benefit obligations at beginning of year	**$155.8**	$157.5	**$ 11.9**	$ 11.4
Service cost	**5.8**	7.4	**1.5**	0.9
Interest cost	**9.7**	8.9	**0.7**	0.7
Actuarial loss (gain)	**3.0**	(11.0)	**–**	0.1
Amendments	**0.4**	(1.5)	**0.5**	–
Administrative expenses	**(1.3)**	(1.4)	**–**	–
Benefits paid	**(4.8)**	(4.1)	**(1.7)**	(1.2)
Projected benefit obligations at end of year	**168.6**	155.8	**12.9**	11.9
Change in Plan Assets				
Fair value of plan assets at beginning of year	**143.2**	122.2		
Actual return on plan assets	**10.0**	16.5		
Administrative expenses	**(1.3)**	(1.4)		
Company contributions	**10.0**	10.0		
Benefits paid	**(4.8)**	(4.1)		
Fair value of plan assets at end of year	**157.1**	143.2		
Funded Status at End of Year	**$ (11.5)**	$ (12.6)	**$(12.9)**	$(11.9)
Amounts Recognized in the Consolidated Balance Sheets				
Noncurrent assets	**$ –**	$ 0.1	**$ –**	$ –
Current liabilities	**–**	–	**(0.8)**	(1.2)
Noncurrent liabilities	**(11.5)**	(12.7)	**(12.1)**	(10.7)
	$ (11.5)	$ (12.6)	**$(12.9)**	$(11.9)

Pre-tax charges recognized in accumulated other comprehensive income as of December 31, 2007 and 2006 consist of:

	Pension Benefits		Other Benefits	
(in millions)	2007	2006	2007	2006
Net actuarial loss	**$20.3**	$14.8	**$2.5**	$2.7
Prior service cost	**4.5**	5.4	**1.6**	1.1
	$24.8	$20.2	**$4.1**	$3.8

The accumulated benefit obligation for all domestic defined benefit pension plans was $156.7 million and $145.7 million at December 31, 2007 and 2006, respectively.

	Pension Benefits			Other Benefits		
(in millions)	**2007**	2006	2005	**2007**	2006	2005
Net Periodic Benefit Cost						
Service cost	**$ 5.8**	$ 7.4	$ 7.1	**$ 1.5**	$ 0.9	$ 0.9
Interest cost	**9.7**	8.9	8.2	**0.7**	0.7	0.6
Expected return on plan assets	**(12.5)**	(10.5)	(9.3)	**–**	–	–
Amortization of prior service cost	**1.2**	2.5	2.5	**0.2**	(0.1)	(0.2)
Recognized net actuarial loss	**0.1**	1.8	1.2	**0.2**	0.2	0.1
Curtailment loss	**–**	0.2	–	**–**	–	–
Net periodic benefit cost	**4.3**	$ 10.3	$ 9.7	**2.6**	$ 1.7	$ 1.4
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Net loss	**5.6**			**–**		
Prior service cost	**0.3**			**0.7**		
Amortization of net loss	**(0.1)**			**(0.2)**		
Amortization of prior service cost	**(1.2)**			**(0.2)**		
Total recognized in other comprehensive income	**4.6**			**0.3**		
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	**$ 8.9**			**$ 2.9**		

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $0.4 million and $1.2 million, respectively. The estimated net loss and prior service cost for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.1 million and $0.1 million, respectively.

	Pension Benefits			Other Benefits		
	2007	2006	2005	**2007**	2006	2005
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31						
Discount rate	**6.25%**	6.25%	5.75%	**6.25%**	6.25%	5.75%
Rate of compensation increase	**4.0%**	4.0%	4.0%	**4.0%**	4.0%	4.0%
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31						
Discount rate	**6.25%**	5.75%	6.0%	**6.25%**	5.75%	6.0%
Expected long-term return on plan assets	**8.5%**	8.5%	8.5%	**–**	–	–
Rate of compensation increase	**4.0%**	4.0%	4.0%	**4.0%**	4.0%	4.0%

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. The discount rate was determined by matching the Company's expected benefit payments, taking into account the plans' demographics, to payments from a stream of AA- or higher bonds available in the marketplace. This produced a discount rate of 6.25% at December 31, 2007. As of the date of these financial statements, there are no known or anticipated changes in our discount rate assumption that will impact our pension expense in 2008. A 25 basis point decrease (increase) in our discount rate, holding constant our expected long-term return on plan assets and other assumptions, would increase (decrease) pension expense by approximately $0.7 million per year.

The overall expected long-term rate of return on assets was determined based upon weighted-average historical returns over an extended period of time for the asset classes in which the plans invest according to the Company's current investment policy.

The Company uses the RP-2000 mortality table to value its domestic pension liabilities.

Assumed Health Care Cost Trend Rates at December 31	**2007**	2006
Health care cost trend rate assumed for next year	**9.0%**	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2013**	2012

A one percentage point change in the assumed health-care cost trend rate would have an impact of not more than $0.1 million on net periodic benefit cost and $0.4 million on benefit obligations.

Plan Assets

The asset allocation for pension plans at the end of 2007 and 2006, and the target allocation for 2008, by asset category are as follows:

	Target Allocation	Plan Assets at December 31,	
	2008	**2007**	2006
Asset Category			
Equity securities	65%	**65%**	66%
Fixed income	35%	**35%**	34%
	100%	**100%**	100%

The Company's investment goal is to maximize the return on assets, over the long term, by investing in equities and fixed income investments while diversifying investments within each asset class to reduce the impact of losses in individual securities. Equity investments include a mix of U.S. large capitalization equities, U.S. small capitalization equities and non-U.S. equities. Fixed income investments include a mix of corporate bonds, treasury obligations and mortgage backed securities. The asset allocation policy is reviewed periodically and any variation from the target asset allocation mix greater than 2% is rebalanced on a monthly basis. The plans have no direct investments in the Company's common stock.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in millions)	Pension Benefits	Other Benefits
2008	$ 5.6	$ 1.3
2009	6.1	4.0
2010	6.8	1.4
2011	7.4	1.1
2012	8.3	1.1
Years 2013 – 2017	56.2	5.6
	$90.4	$14.5

Foreign Plans

The following table sets forth the changes in projected benefit obligations and plan assets of the Company's foreign defined benefit pension and other postretirement plans as of and for the years ended December 31, 2007 and 2006.

	Pension Benefits		Other Benefits	
(in millions)	**2007**	2006	**2007**	2006
Change in Projected Benefit Obligations				
Projected benefit obligations at beginning of year	**$18.2**	$18.1	**$ 1.5**	$ 1.6
Service cost	**0.7**	0.6	**0.1**	0.1
Interest cost	**0.9**	0.8	**0.1**	0.1
Curtailments and settlements	**–**	(0.1)	**–**	–
Actuarial gain	**(1.1)**	–	**(0.3)**	(0.4)
Benefits paid	**(1.8)**	(2.1)	**–**	–
Other, primarily exchange rate adjustment	**2.4**	0.9	**–**	0.1
Projected benefit obligations at end of year	**19.3**	18.2	**1.4**	1.5
Change in Plan Assets				
Fair value of plan assets at beginning of year	**10.6**	9.7		
Actual return on plan assets	**0.1**	1.2		
Company contributions	**1.9**	1.9		
Benefits paid	**(1.8)**	(2.1)		
Other, primarily exchange rate adjustment	**1.6**	(0.1)		
Fair value of plan assets at end of year	**12.4**	10.6		
Funded Status	**$ (6.9)**	$ (7.6)	**$(1.4)**	$(1.5)
Amounts Recognized in the Consolidated Balance Sheets				
Noncurrent assets	**$ 0.8**	$ 0.7	**$ –**	$ –
Current liabilities	**(0.3)**	(0.3)	**–**	–
Noncurrent liabilities	**(7.4)**	(8.0)	**(1.4)**	(1.5)
	$ (6.9)	$ (7.6)	**$(1.4)**	$(1.5)

Pre-tax charges (credits) recognized in accumulated other comprehensive income as of December 31, 2007 and 2006 consist of:

	Pension Benefits		Other Benefits	
(in millions)	**2007**	2006	**2007**	2006
Net actuarial loss (gain)	**$ 2.4**	$ 2.5	**$(0.6)**	$(0.2)
Prior service cost	**(0.3)**	(0.3)	**0.9**	0.9
	$ 2.1	$ 2.2	**$ 0.3**	$ 0.7

The accumulated benefit obligations for all foreign defined benefit pension plans was $16.9 million and $15.7 million at December 31, 2007 and 2006, respectively.

(in millions)	Pension Benefits 2007	2006	2005	Other Benefits 2007	2006	2005
Net Periodic Benefit Cost						
Service cost	**$ 0.7**	$ 0.6	$ 0.5	**$ 0.1**	$0.1	$0.1
Interest cost	**0.9**	0.8	0.9	**0.1**	0.1	0.1
Expected return on plan assets	**(0.8)**	(0.7)	(0.7)	**–**	–	–
Recognized net actuarial loss	**0.1**	0.3	0.3	**–**	–	–
Curtailment and settlement loss	**–**	0.1	0.1	**–**	–	–
Net periodic benefit cost	**0.9**	$ 1.1	$ 1.1	**0.2**	$0.2	$0.2
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income						
Net gain	**(0.4)**			**(0.4)**		
Amortization of net loss	**(0.1)**			**–**		
Other, primarily exchange rate adjustment	**0.4**			**–**		
Total recognized in other comprehensive income	**(0.1)**			**(0.4)**		
Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	**$ 0.8**			**$(0.2)**		

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.1 million. The estimated prior service cost for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.1 million.

(in millions)	Pension Benefits 2007	2006	2005	Other Benefits 2007	2006	2005
Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31						
Discount rate	**5.6%**	5.0%	4.7%	**5.5%**	4.5%	4.0%
Rate of compensation increase	**3.0%**	3.0%	3.0%	**3.0%**	3.0%	3.0%
Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31						
Discount rate	**5.0%**	4.7%	5.3%	**4.5%**	4.0%	4.5%
Expected long-term return on plan assets	**7.0%**	7.4%	7.8%	**–**	–	–
Rate of compensation increase	**3.0%**	3.0%	3.1%	**3.0%**	3.0%	3.0%

Assumed Health Care Cost Trend Rates

The assumed health care cost trend rate at December 31, 2007 and 2006 was 4%.

A one percentage point change in the assumed health-care cost trend rate would have an impact of not more than $0.1 million on net periodic benefit cost and $0.3 million on benefit obligations.

Plan Assets

The asset allocation for the Canadian pension plan at the end of 2007 and 2006 and the target allocation for 2008 is 60% equity securities, 35% fixed income, and 5% other. The asset allocation for the Mexican pension plan at the end of 2007 and 2006 and the target allocation for 2008 is 100% fixed income. The European plans are generally unfunded.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be made:

(in millions)	Pension Benefits	Other Benefits
2008	$ 1.1	$ –
2009	1.0	–
2010	1.0	–
2011	1.5	–
2012	1.3	–
Years 2013 – 2017	8.5	0.3
	$14.4	$0.3

14. Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

	As of December 31,	
(in millions)	**2007**	2006
Unrealized translation adjustments	**$ 68.7**	$ 43.4
Pension and other postretirement plans	**(19.5)**	(16.8)
Accumulated net gain on cash flow hedges	**0.7**	0.7
Accumulated other comprehensive income	**$ 49.9**	$ 27.3

The pension and other postretirement plans are net of deferred taxes of $11.8 million and $10.1 million, in 2007 and 2006, respectively. The accumulated net gain on cash flow hedges is net of deferred taxes of $0.5 million and $0.4 million in 2007 and 2006, respectively.

15. Equity Compensation Plan

The Company has an equity compensation plan (the "Plan") that provides for the delivery of up to 3.6 million shares pursuant to various market and performance-based incentive awards. As of December 31, 2007, there are 1.9 million shares available for future awards. The Company's policy is to issue new shares to satisfy share option exercises.

Under the terms of the Plan, performance share awards were granted to executives and other key employees during 2007, 2006 and 2005. Each grant will vest if the Company achieves specific financial objectives at the end of a three-year performance period. Additional shares may be awarded if objectives are exceeded, but some or all shares may be forfeited if objectives are not met. Performance shares earned at the end of a performance period, if any, will be paid in actual shares of Company common stock, less the number of shares equal in value to applicable withholding taxes if the employee chooses. During the performance period, a grantee receives dividend equivalents accrued in cash (if any), and shares are forfeited if a grantee terminates employment.

A summary of the performance share activity during the year ended December 31, 2007, is presented below. The number of performance share awards shown in the table below represents the maximum number that could be issued.

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	**398,527**	**$28.50**
Granted	**203,187**	**36.69**
Vested	**(167,247)**	**28.28**
Forfeited	**(34,523)**	**33.43**
Achievement level adjustment	**(22,749)**	**28.28**
Nonvested at December 31, 2007	**377,195**	**$32.57**

The performance share awards granted had a fair value, which approximated market value, at the grant date of $5.0 million, $4.3 million and $4.0 million or $36.69, $28.71 and $28.28 per share in 2007, 2006 and 2005, respectively. Compensation expense related to the performance shares is recorded over the applicable performance period and amounted to $4.8 million, $5.0 million and $2.5 million in 2007, 2006 and 2005, respectively. The related income tax benefit was $1.8 million, $1.9 million and $0.9 million, respectively. The 2005 performance share awards vested as of December 31, 2007 and were paid in February 2008.

As of December 31, 2007, there was $4.6 million of unrecognized compensation cost related to nonvested performance share awards that is expected to be recognized over a period of two years.

Non-qualified and incentive stock options were granted in 2003 and 2002. No stock option has a term exceeding 10 years from the date of grant. All stock options were granted at not less than 100% of fair market value (as defined) on the date of grant. Compensation expense related to the stock options amounted to $0.2 million in 2005, after which they were fully expensed.

A summary of option activity under the Plan as of December 31, 2007, and changes during the year then ended, is presented below:

	Share Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2006	903,273	$4.89
Exercised	234,453	4.63
Balance at December 31, 2007	**668,820**	**$4.97**

All outstanding share options are exercisable as of December 31, 2007. The weighted-average remaining contractual life of the outstanding options is 3.6 years. As of December 31, 2007, the aggregate intrinsic value of the outstanding and exercisable shares was $17.2 million. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $8.3 million, $5.7 million and $5.2 million, respectively.

All outstanding share options were fully vested by December 31, 2006. The total fair value of share options vested during the years ended December 31, 2006 and 2005 was $0.5 million and $1.5 million, respectively.

Cash received from option exercises under the Plan for the years ended December 31, 2007, 2006 and 2005 was $1.0 million, $0.7 million and $1.1 million, respectively. The tax benefit realized for the tax deductions from option exercises totaled $2.5 million, $1.3 million and $1.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Each non-employee director receives a one-time initial grant of phantom shares equal in value to $30,000 upon election to the board of directors. Each non-employee director also receives an annual grant of phantom shares equal in value to $25,000, beginning in the year following the director's election to the board of directors and continuing through the tenth year of service as a director. The Company will pay each non-employee director in cash the fair market value of all the director's phantom shares granted prior to 2005, subject to applicable withholding taxes, upon termination of service as a member of the board of directors. Phantom shares granted in 2005 and thereafter will be paid out in the form of one share of Company common stock for each phantom share, with the value of any fractional phantom shares paid in cash. Expense recognized in the years ended December 31, 2007, 2006 and 2005 related to these phantom share grants was $0.1 million, $0.6 million and $0.0 million, respectively. Cash payments of $0.4 million were used to settle phantom shares during 2007. No cash was used to settle any phantom shares in 2006 and 2005.

16. Business Segment Information

The Company has three reportable segments. The Sealing Products segment manufactures sealing and PTFE products. The Engineered Products segment manufactures metal and metal polymer bearings and filament wound products, air compressor systems and vacuum pumps, and reciprocating compressor components. The Engine Products and Services segment manufactures and services heavy-duty, medium-speed diesel, natural gas and dual fuel reciprocating engines. The Company's reportable segments are managed separately based on differences in their products and services and their end-customers. Segment profit is total segment revenue reduced by operating expenses and restructuring and other costs identifiable with the segment. Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, asbestos-related expenses, gains/losses or impairments related to the sale of assets and income taxes are not included in the computation of segment profit. The accounting policies of the reportable segments are the same as those for the Company.

(in millions)	Years Ended December 31, 2007	2006	2005
Sales			
Sealing Products	$ 457.3	$ 432.5	$392.9
Engineered Products	445.5	391.7	346.0
Engine Products and Services	128.1	105.2	101.1
	1,030.9	929.4	840.0
Intersegment sales	(0.9)	(1.0)	(1.4)
Total sales	$1,030.0	$ 928.4	$838.6
Segment Profit			
Sealing Products	$ 78.0	$ 76.5	$ 66.1
Engineered Products	69.4	61.5	45.4
Engine Products and Services	15.3	4.9	5.9
Total segment profit	162.7	142.9	117.4
Corporate expenses	(34.1)	(31.6)	(25.5)
Asbestos-related expenses	(68.4)	(359.4)	(11.7)
Gain (loss) on sale of assets, net	–	(0.6)	5.8
Interest income (expense), net	0.2	(3.2)	(6.1)
Other income (expense), net	(2.4)	(2.3)	12.2
Income (loss) before income taxes	$ 58.0	$(254.2)	$ 92.1

No customer accounted for 10% or more of net sales in 2007, 2006 or 2005.

(in millions)	Years Ended December 31, 2007	2006	2005
Capital Expenditures			
Sealing Products	$ 27.4	$ 22.3	$ 12.7
Engineered Products	16.8	14.5	14.9
Engine Products and Services	2.2	4.4	2.8
Corporate	0.4	0.1	1.8
Total capital expenditures	$ 46.8	$ 41.3	$ 32.2
Depreciation and Amortization Expense			
Sealing Products	$ 14.8	$ 13.5	$ 11.3
Engineered Products	20.6	17.2	15.9
Engine Products and Services	4.0	3.7	3.4
Corporate	0.8	0.8	0.7
Total depreciation and amortization	$ 40.2	$ 35.2	$ 31.3
Net Sales by Geographic Area			
United States	$ 565.7	$543.0	$485.6
Europe	277.8	222.8	212.1
Other foreign	186.5	162.6	140.9
Total	$1,030.0	$928.4	$838.6

Net sales are attributed to countries based on location of the customer.

(in millions)	As of December 31, 2007	2006
Assets		
Sealing Products	**$ 246.8**	$ 224.3
Engineered Products	**464.3**	337.0
Engine Products and Services	**72.2**	76.0
Corporate	**687.0**	769.3
	$1,470.3	$1,406.6
Long-Lived Assets		
United States	**$ 231.6**	$ 225.5
Germany	**74.5**	63.9
France	**71.2**	61.9
United Kingdom	**67.4**	0.2
Other foreign	**66.1**	46.5
	$ 510.8	$ 398.0

Corporate assets include all of the Company's cash and cash equivalents, asbestos insurance receivables, restricted cash and noncurrent deferred income taxes. Long-lived assets consist of property, plant and equipment, goodwill and other intangible assets.

17. Commitments and Contingencies

General

Various claims, lawsuits and administrative proceedings, all arising in the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, are pending or threatened against the Company or its subsidiaries and seek monetary damages and/or other remedies. The Company believes that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on the Company's consolidated financial condition or results of operations. From time to time, the Company and its subsidiaries are also involved as plaintiffs in legal proceedings involving contract, patent protection, environmental, insurance and other matters.

Environmental

The Company's facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the U.S. and foreign countries. The Company takes a proactive approach in its efforts to comply with all environmental, health and safety laws as they relate to its manufacturing operations and in proposing and implementing any remedial plans that may be necessary. The Company also regularly conducts comprehensive environmental, health and safety audits at its facilities to maintain compliance and improve operational efficiency.

Although the Company believes past operations were in substantial compliance with the then applicable regulations, the Company or one of its subsidiaries has been named as a potentially responsible party or is otherwise involved at 21 sites where the costs to it are expected to exceed $100,000. Investigations have been completed for 15 sites and are in progress at the other six sites. The majority of these sites relate to remediation projects at former operating facilities that were sold or closed and primarily deal with soil and groundwater contamination.

The Company's policy is to accrue environmental investigation and remediation costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. The measurement of the liability is based on an evaluation of currently available facts with respect to each individual situation and takes into consideration factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Liabilities are established for all sites based on the factors discussed above. As assessments and remediation progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical data and legal information. As of December 31, 2007 and 2006, EnPro had accrued liabilities of $27.7 million and $33.2 million, respectively, for estimated future expenditures relating to environmental contingencies. The amounts recorded in the Consolidated Financial Statements have been recorded on an undiscounted basis.

The Company believes that its reserves for environmental contingencies are adequate based on currently available information. Actual costs to be incurred for identified situations in future periods may vary from estimates because of the inherent uncertainties in evaluating environmental exposures due to unknown conditions, changing government regulations and legal standards regarding liability. Subject to the imprecision in estimating future environmental costs, the Company believes that maintaining compliance with current environmental laws and government regulations will not require significant capital expenditures or have a material adverse effect on its financial condition, but could be material to its results of operations or cash flows in a given period.

Colt Firearms and Central Moloney

The Company has contingent liabilities related to divested businesses for which certain of its subsidiaries retained liability or are obligated under indemnity agreements. These contingent liabilities include, but are not limited to, potential product liability and associated claims related to the Company's former Colt Firearms subsidiary for firearms manufactured prior to its divestiture in 1990 and the Company's former Central Moloney subsidiary for electrical transformers manufactured prior to its divestiture in 1994. No product liability claims are currently pending against the Company related to Colt Firearms or Central Moloney. The Company also has ongoing obligations, which are included in retained liabilities of previously owned businesses in the Consolidated Balance Sheets, with regard to workers' compensation, retiree medical and other retiree benefit matters that relate to the Company's periods of ownership of these operations.

Crucible Materials Corporation

Crucible Materials Corporation ("Crucible"), which is engaged primarily in the manufacture and distribution of specialty metal products, was a wholly owned subsidiary of Coltec until 1985 when a majority of the outstanding shares were sold. Coltec sold its remaining minority interest in 2004.

In conjunction with the closure of a Crucible plant in the early 1980s, Coltec was required to fund two trusts for retiree medical benefits for union employees at the plant. The first trust (the "Benefits Trust") pays for these retiree medical benefits on an ongoing basis. Coltec has no ownership interest in the Benefits Trust, and thus the assets and liabilities of this trust are not included in the Company's Consolidated Balance Sheets. Under the terms of the Benefits Trust agreement, the trustees retained an actuary to assess the adequacy of the assets in the Benefits Trust in 1995, another actuarial report was completed in 2005, and a third report will be required in 2015. The actuarial reports in 1995 and 2005 determined that there were adequate assets to fund the payment of future benefits. If it is determined in 2015 that the trust assets are not adequate to fund the payment of future medical benefits, Coltec will be required to contribute additional amounts to the Benefits Trust. In the event there are ever excess assets in the Benefits Trust, those excess assets will not revert to Coltec.

Because of the possibility that Coltec could be required to make additional contributions to the Benefits Trust to cover potential shortfalls, Coltec was required to establish a second trust (the "Back-Up Trust"). The trust assets and a corresponding liability of the Back-Up Trust are reflected in the Company's Consolidated Balance Sheets in other non-current assets and in retained liabilities of previously owned businesses, respectively, and amounted to $21.1 million each at December 31, 2007. As noted above, based on the valuation completed in early 2005, the actuary determined that there were adequate assets in the Benefits Trust to fund the estimated payments by the trust until the next valuation date. Until such time as a payment is required or the remaining excess trust assets revert to the Company, the trust assets and liabilities will be kept equal to each other on the Company's Consolidated Balance Sheets.

The Company also has ongoing obligations, which are included in retained liabilities of previously owned businesses in the Consolidated Balance Sheets, with regard to workers' compensation, retiree medical and other retiree benefit matters, in addition to those mentioned previously, that relate to the Company's period of ownership of this operation.

Debt and Capital Lease Guarantees

As of December 31, 2007, the Company had contingent liabilities for potential payments on guarantees of certain debt and lease obligations totaling $9.9 million. These guarantees arose from the divestitures of Crucible, Central Moloney and Haber Tool, and expire at various dates through 2010. There is no liability for these guarantees reflected in the Company's Consolidated Balance Sheets. In the event that the other parties do not fulfill their obligations under the debt or lease agreements, the Company could be responsible for these obligations.

Other Contingent Liability Matters

The Company provides warranties on many of its products. The specific terms and conditions of these warranties vary depending on the product and the market in which the product is sold. The Company records a liability based upon estimates of the costs that may be incurred under its warranties after a review of historical warranty experience and information about specific warranty claims. Adjustments are made to the liability as claims data and historical experience warrant.

Changes in the carrying amount of the product warranty liability for the years ended December 31, 2007 and 2006, are as follows:

(in millions)	**2007**	2006
Balance at beginning of year	**$ 4.0**	$ 3.6
Charges to expense	**2.7**	4.4
Charges to the accrual	**(3.1)**	(4.0)
Balance at end of year	**$ 3.6**	$ 4.0

Asbestos

HISTORY. Certain of the Company's subsidiaries, primarily Garlock Sealing Technologies LLC ("Garlock") and The Anchor Packing Company ("Anchor"), are among a large number of defendants in actions filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Among the products at issue in these actions are industrial sealing products, including gaskets and packing products. The damages claimed vary from action to action, and in some cases plaintiffs seek both compensatory and punitive damages. To date, neither Garlock nor Anchor has been required to pay any punitive damage awards, although there can be no assurance that they will not be required to do so in the future. Liability for compensatory damages has historically been allocated among responsible defendants. Since the first asbestos-related lawsuits were filed against Garlock in 1975, Garlock and Anchor have processed approximately 900,000 asbestos claims to conclusion (including judgments, settlements and dismissals) and, together with their insurers, have paid approximately $1.3 billion in settlements and judgments and over $400 million in fees and expenses.

CLAIMS MIX. Of those claims resolved, approximately 3% have been claims of plaintiffs alleging the disease mesothelioma, approximately 6% have been claims of plaintiffs with lung or other cancers, and more than 90% have been claims of plaintiffs alleging asbestosis, pleural plaques or other non-malignant impairment of the respiratory system. The mix of cases filed in 2007 contains approximately 26% mesothelioma claims and 19% lung or other cancer claims. In the remaining 55% of the new cases, either the plaintiffs alleged non-malignant impairment or the disease or condition is not alleged and remains unknown to us. Of the 105,700 open cases at December 31, 2007, the Company is aware of approximately 9,500 (9.0%) that involve claimants alleging mesothelioma, lung cancer or some other cancer.

NEW FILINGS. The number of new actions filed against the Company's subsidiaries in 2007 (5,200) was lower than the number filed in 2006 (7,700) and 2005 (15,300). The number filed against our subsidiaries in each of those three years was much lower than the number filed in the peak filing year, 2003, when 44,700 new claims were filed. Possible factors in the decline include, but are not limited to, tort reform in some high profile states, especially Mississippi, Texas and Ohio; tort reform in Florida, Georgia, South Carolina, Kansas and Tennessee; actions taken and rulings by some judges and court administrators that have had the effect of limiting access to their courts for claimants without sufficient ties to the jurisdiction or claimants with no discernible disease; acceleration of claims into past years; and declining incidence of asbestos-related disease. The decline in new filings has been principally in non-malignant claims; however, new filings of claims alleging mesothelioma, lung and other cancers declined in 2006. Because the nature of the diseases or conditions alleged remains unknown in a number of the claims filed, it is uncertain whether and to what extent that trend continued in 2007.

PRODUCT DEFENSES. The asbestos in products formerly sold by Garlock and Anchor was encapsulated, which means the asbestos fibers were incorporated into the products during the manufacturing process and sealed in a binder. The products were also nonfriable, which means they could not be crumbled by hand pressure. The U.S. Occupational Safety and Health Administration, which began generally requiring warnings on asbestos-containing products in 1972, has never required that a warning be placed on products such as Garlock's gaskets. Even though no warning label was required, Garlock included one on all of its asbestos-containing products beginning in 1978. Further, gaskets such as those previously manufactured and sold by Garlock are one of the few asbestos-containing products still permitted to be manufactured under regulations of the U.S. Environmental Protection Agency. Nevertheless, Garlock discontinued all manufacture and distribution of asbestos-containing products in the U.S. during 2000 and worldwide in mid-2001. From the mid-1980s until 2000, U.S. sales of asbestos-containing industrial sealing products were not a material part of Garlock's sales and were predominantly to sophisticated purchasers such as the U.S. Navy and large petrochemical facilities.

Garlock's product defenses have enabled it to be successful at trial, winning defense verdicts in one of the two cases tried to verdict in 2007, and in 12 of 25 cases tried to verdict in the years 2004 through 2007. In the successful jury trials, the juries determined that either Garlock's products were not defective, that Garlock was not negligent, or that the claimant was not exposed to Garlock's products.

RECENT TRIAL RESULTS. In 2007, Garlock began nine trials involving twelve plaintiffs. A Massachusetts jury returned a defense verdict in favor of Garlock. In a Kentucky case, the jury awarded the plaintiff $145,000 against Garlock. Garlock plans to appeal this verdict. Four lawsuits in Pennsylvania settled during trial before the juries had reached a verdict. Garlock also settled cases during trial in Louisiana, Maryland and Washington.

In 2006, Garlock began ten trials involving eleven plaintiffs. Garlock received jury verdicts in its favor in Oakland, California; Easton, Pennsylvania; and Louisville, Kentucky. In Pennsylvania, three other lawsuits involving four plaintiffs settled during trial before the juries reached verdict. Garlock also settled cases in Massachusetts, California and Texas during trial. In a retrial of a Kentucky case, the jury awarded the plaintiff $900,000 against Garlock. The award was significantly less than the $1.75 million award against Garlock in the previous trial, which Garlock successfully appealed. Garlock has also appealed the new verdict. In addition, Garlock obtained dismissals in two cases in Philadelphia after the juries were selected but before the trials began because there was insufficient evidence of exposure to Garlock products.

During 2005, Garlock began thirteen trials. Six of these lawsuits settled during the trials. In a mesothelioma case in Texas, the jury returned a defense verdict in Garlock's favor just after settlement was reached. An Illinois jury and a Washington jury also each returned defense verdicts for

Garlock. A Los Angeles jury returned an award to a living mesothelioma claimant, but Garlock was able to settle the claim as part of a large group settlement prior to the entry of judgment. A Baltimore jury returned a verdict of $10.4 million against Garlock and two other defendants in a mesothelioma case. Garlock's one-third share was approximately $3.5 million. A Dallas jury returned a verdict of $260,000 in another mesothelioma case. Garlock's share was approximately $10,000, 4% of the total verdict. An Illinois jury in an asbestosis case returned a verdict against Garlock of $225,000, all of which was offset by settlements with other defendants. The final 2005 trial was the Kentucky case described in the previous paragraph, which resulted in a verdict that was later overturned and subsequently retried in 2006.

APPEALS. Garlock has historically enjoyed success in a majority of its appeals. The Company believes that Garlock will continue to be successful in the appellate process, although there can be no assurance of success in any particular pending or future appeal. In March 2006, a three-judge panel of the Ohio Court of Appeals, in a unanimous decision, overturned a $6.4 million verdict that was entered against Garlock in 2003, granting a new trial. The case subsequently settled. On the other hand, the Maryland Court of Appeals denied Garlock's appeal from the 2005 Baltimore verdict described above, and Garlock paid that verdict, with post-judgment interest, in the fourth quarter of 2006. In a separate Baltimore case in the fourth quarter of 2006, the Maryland Court of Special Appeals denied Garlock's appeal from another 2005 verdict. The subsequent appeal of that decision was also denied and Garlock paid that verdict in the second quarter of 2007. In June 2007, the New York Court of Appeals, in a unanimous decision, overturned an $800,000 verdict that was entered against Garlock in 2004, granting a new trial. At December 31, 2007, three Garlock appeals were pending from adverse verdicts totaling $1.4 million, down from $6.8 million at December 31, 2006, and more than $41 million at December 31, 2005.

In some cases, appeals require the provision of security in the form of appeal bonds, potentially in amounts greater than the verdicts. The Company is required to provide cash collateral to secure the full amount of the bonds, which can restrict the use of a significant amount of the Company's cash for the periods of such appeals. At December 31, 2007, the Company had $1.1 million of cash collateral relating to appeal bonds recorded as restricted cash on the Consolidated Balance Sheet. This amount was reduced from $1.3 million at December 31, 2006 and $41.1 million at December 31, 2005.

SETTLEMENTS. Garlock settles and disposes of actions on a regular basis. Garlock's historical settlement strategy was to settle only cases in advanced stages of litigation. In 1999 and 2000, however, Garlock employed a more aggressive settlement strategy. The purpose of this strategy was to achieve a permanent reduction in the number of overall asbestos claims through the settlement of a large number of claims, including some early-stage claims and some claims not yet filed as lawsuits. Due to this short-term aggressive settlement strategy and a significant overall increase in claims filings, the settlement amounts paid in those years and several subsequent years were greater than the amounts paid in any year prior to 1999. In 2001, Garlock resumed its historical settlement strategy and focused on reducing settlement commitments to match insurance recoveries. As a result, Garlock reduced new settlement commitments from $180 million in 2000 to $94 million in 2001 and $86 million in 2002. New settlement commitments totaled $84 million in 2006 and $76 million in 2007. Approximately $15 million of the 2006 amount and approximately $5 million of the 2007 amount were committed in settlements in 2006 to pay verdicts that had been rendered in the years 2003 – 2005.

Settlements are made without any admission of liability. Settlement amounts vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature and extent of the disease alleged and the associated medical evidence, the age and occupation of the plaintiff, the presence or absence of other possible causes of the plaintiff's alleged illness, alternative sources of payment available to the plaintiff, the availability of legal defenses, and whether the action is an individual one or part of a group.

Before any payment on a settled claim is made, the claimant is required to submit a medical report acceptable to Garlock substantiating the asbestos-related illness and meeting specific criteria of disability. In addition, sworn testimony or other evidence that the claimant worked with or around Garlock asbestos-containing products is required. The claimant is also required to sign a full and unconditional release of Garlock, its subsidiaries, parent, officers, directors, affiliates and related parties from any liability for asbestos-related injuries or claims.

STATUS OF ANCHOR. Anchor is an inactive and insolvent indirect subsidiary of Coltec. There is no remaining insurance coverage available to Anchor. Anchor has no remaining assets and has not committed to settle any actions since 1998. As cases reach the trial stage, Anchor is typically dismissed without payment.

INSURANCE COVERAGE. At December 31, 2007, Garlock had available $381.5 million of solvent insurance and trust coverage that the Company believes will be available to cover future asbestos claims and certain expense payments. In addition, at December 31, 2007, Garlock classified $56 million of otherwise available insurance as insolvent. The Company believes that Garlock will recover some of the insolvent insurance over time. In fact, Garlock collected approximately $1 million from insolvent carriers in 2007, bringing total collections from insolvent carriers from 2002 through 2007 to approximately $39.3 million. There can be no assurance that Garlock will collect any of the remaining insolvent insurance.

Of the $381.5 million of collectible insurance and trust assets, the Company considers $333 million (87%) to be of high quality because (a) the insurance policies are written or guaranteed by U.S.-based carriers whose credit rating by S&P is investment grade (BBB) or better, and whose AM Best rating is excellent (A-) or better, or (b) in the form of cash or liquid investments held in insurance trusts resulting from commutation agreements. The

Company considers $48 million (13%) to be of moderate quality because the insurance policies are written with (a) other solvent U.S. carriers who are unrated or below investment grade ($42 million) or (b) with various London market carriers ($6 million). Of the $381.5 million, $252.0 million is allocated to claims that have been paid by Garlock and submitted to its insurance companies for reimbursement and the remainder is allocated to pending and estimated future claims as described later in this section.

Arrangements with Garlock's insurance carriers limit the amount of insurance proceeds that Garlock is entitled to receive in any one year. Amounts paid by Garlock in excess of insurance recoveries that would be recoverable from insurance if there was no limit may be collected from the insurance companies in subsequent years, so long as insurance is available, subject to the limits in subsequent years.

During the fourth quarter of 2006, the Company reached an agreement with a significant group of related U.S. insurers. These insurers had withheld payments pending resolution of a dispute. The agreement provides for the payment of the full amount of the insurance policies ($194 million) in various annual payments to be made from 2007 through 2018. Under the agreement, Garlock received $22 million in 2007.

In May 2006, the Company reached agreement with a U.S. insurer that resolved two lawsuits and an arbitration proceeding. Pursuant to the settlement, Garlock received $3 million in 2007 and $4 million in 2006 and will receive another $14 million in the future.

During the first quarter of 2005, the Company reached agreement with two of Garlock's U.S. insurers. The insurers agreed to pay Garlock a total of $21 million in three equal bi-annual payments of $7 million. The first and second payments were received in May 2005 and April 2007, respectively; the third payment is due in May 2009. The payments are guaranteed by the parent company of the settling insurers.

In the second quarter of 2004, the Company reached agreement with Equitas, the London-based entity responsible for the pre-1993 Lloyds' of London policies in the Company's insurance block, concerning settlement of its exposure to the Company's subsidiaries' asbestos claims. As a result of the settlement, $88 million was placed in an independent trust. In the fourth quarter of 2004, the Company reached agreement with a group of London market carriers (other than Equitas) and one of its U.S. carriers that has some policies reinsured through the London market. As a result of the settlement, $55.5 million was placed in an independent trust. At December 31, 2007, the market value of the funds remaining in the two trusts was $43.6 million, which was included in the $382 million of insurance and trust coverage available to pay future asbestos-related claims and expenses.

Insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. Although Garlock and Anchor continue to be named as defendants in new actions, only a few allege initial exposure after July 1, 1984. To date, no payments have been made with respect to these few claims, pursuant to a settlement or otherwise. Garlock and Anchor believe that they have substantial defenses to these claims and therefore automatically reject them for settlement. However, there can be no assurance that any or all of these defenses will be successful in the future.

THE COMPANY'S LIABILITY ESTIMATE. Prior to mid-2004, the Company maintained that its subsidiaries' liability for unasserted claims was not reasonably estimable. The Company estimated and recorded liabilities only for pending claims in advanced stages of processing, for which it believed it had a basis for making a reasonable estimate. The Company disclosed the significance of the total potential liability for unasserted claims in considerable detail. By 2004, however, most asbestos defendants who disclose their liabilities were recording estimates of their liabilities for pending and unasserted claims. In view of the change in practice by other defendants, during 2004 the Company authorized counsel to retain a recognized expert to assist in estimating the Company's subsidiaries' liability for pending and future asbestos claims. After interviewing and qualifying several recognized experts with the Company, counsel selected Bates White.

Bates White's first report, dated February 17, 2005, provided an estimate of the liability as of December 31, 2004 for the following ten years, which represented a time horizon within which Bates White believed such liability was both probable and estimable within a range of values. Bates White opined that each value within the range of $227 million to $382 million was an equally likely estimate of the liability. The Company adopted the Bates White estimate and, accordingly, recorded an additional liability for pending and unasserted claims as of December 31, 2004 to increase the Company's liability to an amount equal to the low end of the estimated range ($227 million). The recording of such increased asbestos liability resulted in the Company also recording an increase to its insurance receivable.

Bates White has updated its estimate every quarter since the end of 2004. The estimated range of potential liabilities provided by Bates White at December 31, 2007 was $431 million to $626 million. According to Bates White, increases have been attributable primarily to (1) an increase in settlement values of mesothelioma claims, (2) an increase in claims filings and values in some jurisdictions, most notably California, and (3) the delay in, and uncertain impact of, the funding and implementation of trusts formed under Section 524(g) of the United States Bankruptcy Code to pay asbestos claims against numerous defendants in Chapter 11 reorganization cases. Because the 524(g) trusts are estimated to have more than $30 billion that will be available for the payment of asbestos claims, they could have a significant impact on the Company's future settlement payments and could therefore significantly affect its liability.

Each quarter until the fourth quarter of 2006, the Company adopted the Bates White estimate and adjusted the liability to equal the low end of the then-current range. Until the second quarter of 2006, the additional liability was recorded with a corresponding increase in the Company's insurance receivable, and thus did not affect net income. During the second quarter of 2006, however, the Company's insurance was fully allocated to past, present and future claims, and therefore subsequent changes to the Bates White estimate were recorded as charges to income.

The Company has independently developed internal estimates for asbestos-related liabilities. The Company has used those estimates for a variety of purposes, including guidance for settlement negotiations and trial strategy, in its strategic planning, budgeting and cash flow planning processes, and in setting targets for annual and long-term incentive compensation. Until the end of 2006, the Company did not have sufficient history comparing claims payments to its internal estimates to allow it to identify a most likely point within the Bates White range. Therefore, prior to the fourth quarter of 2006, the Company had adopted the low-end of the range provided by Bates White. However, the Company's internal estimate has been within the Bates White range of equally likely estimates and has proven to be a more precise predictor of the actual amounts spent on settlements and verdicts than the low end of the range. As a result, while the low end of the Bates White range still provides a reasonable lower boundary of possible outcomes, Bates White and management believe that the Company's internal estimate for the next ten years represents the most likely point within the range. Accordingly, the Company has adjusted the recorded liability from the low end of the Bates White estimate to its point estimate in the fourth quarter of 2006 and has adjusted the liability in each subsequent quarter consistent with management's internal estimates. During the fourth quarter of 2006, the Company recorded a pre-tax charge of $305.1 million to reflect its estimate.

The Company focuses on future cash flows to prepare its estimate. It makes assumptions about declining future asbestos spending based on (1) past trends, (2) publicly available epidemiological data, (3) current agreements with plaintiff firms and its judgment about the current and future litigation environment, (4) the availability to claimants of other payment sources, both co-defendants and the 524(g) trusts, and (5) the input and insight provided to the Company by Bates White. The Company adjusts its estimate when current cash flow results and long-term trends suggest that its targets cannot be met. As a result, the Company has a process that it believes produces the best estimate of the future liability for the ten-year time period within the Bates White range.

The Company currently estimates that the liability of its subsidiaries for the indemnity cost of resolving asbestos claims for the next ten years will be $519.0 million. The estimated liability of $519.0 million is before any tax benefit and is not discounted to present value, and it does not include fees and expenses, which are recorded as incurred. The recorded liability will continue to be impacted by its actual claims and settlement experience and any change in the legal environment that could cause a significant increase or decrease in the long-term expectations of management and Bates White. The Company expects the recorded liability to fluctuate, perhaps significantly. Any significant change in the estimated liability could have a material effect on the Company's consolidated financial position and results of operations.

Although the Company believes that its estimate is the best estimate within the Bates White range of reasonable and probable estimates of Garlock's future obligation, it notes that Bates White also indicated a broader range of potential estimates from $199 million to $733 million. The Company cautions that points within that broader range remain possible outcomes. Also, while the Company agrees with its expert that "beyond two to four years for Garlock's economically-driven non-malignant claims and beyond ten years for Garlock's cancer claims and medically-driven non-malignant claims, there are reasonable scenarios in which the [asbestos] expenditure is de minimus," it cautions that the process of estimating future liabilities is highly uncertain. Adjusting the Company's liability to the best estimate within the range does not change that fact. In the words of the Bates White report, "the reliability of estimates of future probable expenditures of Garlock for asbestos-related personal injury claims declines significantly for each year further into the future." Scenarios continue to exist that could result in a total future asbestos liability for Garlock in excess of $1 billion.

As previously mentioned, the liability estimate does not include legal fees and expenses, which add considerably to the costs each year. Over the last two years, these expenses have averaged approximately $7 million per quarter. In addition to these legal fees and expenses, the Company expects to continue to record charges to income in future quarters for:

- Increases, if any, in the Company's estimate of Garlock's potential liability, plus
- Increases, if any, that result from additional quarters added to maintain the ten-year estimation period (increases of this type have averaged approximately $7 – 8 million per quarter for the last two years), plus
- Amounts, if any, of solvent insurance lost or commuted, offset by insolvent recoveries and earnings from insurance settlement trusts.

In 2007, the Company recorded a pre-tax charge to income of $68.4 million to reflect net cash outlays of $25.8 million for legal fees and expenses incurred during the year, and a $42.6 million non-cash charge. The non-cash charge included $23.2 million related to the addition of periods to maintain a ten-year liability estimate and $19.4 million to adjust the liability based on revisions to management's estimate. A portion of the non-cash charge ($19.4 million) resulted from adjustments made to management's estimation model in the fourth quarter of 2007. The Company made this adjustment based on its review of negotiations and payment trends and its belief that it is more likely that, in the future, a higher percentage of settlement commitments made in any year will also be paid in that same year.

QUANTITATIVE CLAIMS AND INSURANCE INFORMATION. The Company's liability as of December 31, 2007 was $524.4 million (the Company's estimate of the liability described above of $519.0 million plus $5.4 million of accrued legal and other fees already incurred but not yet paid). The total liability as of December 31, 2007, included $86.9 million classified as a current liability and $437.5 million classified as a noncurrent liability. The recorded amounts do not include legal fees and expenses to be incurred in the future.

As of December 31, 2007, the Company had remaining solvent insurance and trust coverage of $381.5 million which is reflected on its balance sheet as a receivable ($70.0 million classified in current assets and $311.5 classified in non-current assets) and which it believes will be available for the payment of asbestos-related claims. Included in the receivable is $252.0 million in insured claims and expenses that our subsidiaries have paid out in excess of amounts recovered from insurance. These amounts are recoverable under its insurance policies and have been billed to the insurance carriers. The remaining $129.5 million will be available for pending and future claims.

The table below quantitatively depicts the number of pending cases, asbestos-related cash flows, the amount that the Company expects Garlock to recover from insurance related to this liability, and an analysis of the liability.

	As of and for the Year Ended December 31,		
	2007	2006	2005
Pending Cases (1)			
New actions filed during period	**5,200**	7,700	15,300
Open actions at period-end	**105,700**	106,500	120,500
Cash Flow (dollars in millions)			
Payments (2)	**$(115.1)**	$(125.7)	$(129.0)
Insurance recoveries (3)	**90.2**	87.7	107.2
Net cash flow	**$ (24.9)**	$ (38.0)	$ (21.8)
Solvent Insurance and Trust Assets (dollars in millions)			
Insurance receivable for previously paid claims (4)	**$ 252.0**	$ 251.2	$ 231.6
Insurance available for pending and future claims	**129.5**	216.9	338.5
Remaining solvent insurance and trust assets	**$ 381.5**	$ 468.1	$ 570.1
Liability Analysis (dollars in millions)			
Liability for pending and future claims (5)(6)	**$ 524.4**	$ 567.9	$ 271.3
Insurance available for pending and future claims	**129.5**	216.9	338.5
Liability in excess of insurance coverage (6)	**394.9**	351.0	–
Insurance receivable for previously paid claims	**252.0**	251.2	231.6
Liability in excess of anticipated insurance collections (6)	**$ 142.9**	$ 99.8	$ –

(1) Includes actions actually filed with a court of competent jurisdiction. Each action in which both Garlock and one or more other of our subsidiaries is named as a defendant is shown as a single action. Multiple actions filed on behalf of the same plaintiff in multiple jurisdictions are also counted as one action. Claims not filed as actions in court but that are submitted and paid as part of previous settlements (approximately 900 in 2007, 700 in 2006 and 4,400 in 2005) are not included.

(2) Includes all payments for judgments, settlements, fees and expenses made in the period.

(3) Includes all recoveries from insurance received in the period.

(4) Includes previous payments for which Garlock is entitled to receive corresponding insurance recoveries but has not received payment, in large part due to annual limits imposed under insurance arrangements.

(5) For 2007 and 2006, the liability represents management's best estimate of the future payments for the following ten-year period. For 2005, the liability represents the low end of a range of equally likely future payments for the following ten-year period. Amounts shown include $5.4 million, $6.9 million and $10.7 million at December 31, 2007, 2006 and 2005, respectively, of accrued fees and expenses for services previously rendered but unpaid.

(6) Does not include fees and expenses to be incurred in the future, which are recorded as a charge to income when incurred.

Other Commitments

The Company has several operating leases primarily for real estate, equipment and vehicles. Operating lease arrangements are generally utilized to secure the use of assets if the terms and conditions of the lease or the nature of the asset makes the lease arrangement more favorable than a purchase. Future minimum lease payments by year and in the aggregate, under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 2007:

(in millions)	
2008	$ 9.8
2009	8.9
2010	7.1
2011	5.5
2012	4.9
Thereafter	7.7
Total minimum payments	$43.9

Net rent expense was $12.0 million, $10.8 million and $12.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

18. Selected Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
(in millions, except per share data)	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Net sales	**$247.3**	$228.3	**$254.4**	$226.7	**$252.7**	$228.6	**$275.6**	$ 244.8
Gross profit*	**$ 88.5**	$ 78.4	**$ 91.4**	$ 77.4	**$ 89.5**	$ 71.9	**$ 90.6**	$ 79.6
Income (loss) before extraordinary item	**$ 12.3**	$ 14.8	**$ 13.8**	$ 4.2	**$ 12.3**	$ (4.3)	**$ (0.7)**	$(173.6)
Extraordinary item, net of taxes	**$ –**	$ –	**$ –**	$ –	**$ –**	$ –	**$ 2.5**	$ –
Net income (loss)	**$ 12.3**	$ 14.8	**$ 13.8**	$ 4.2	**$ 12.3**	$ (4.3)	**$ 1.8**	$(173.6)
Basic earnings (loss) per share:								
Income (loss) before extraordinary item	**$ 0.58**	$ 0.71	**$ 0.65**	$ 0.20	**$ 0.58**	$ (0.20)	**$ (0.04)**	$ (8.28)
Extraordinary item	**–**	–	**–**	–	**–**	–	**0.12**	–
Net income (loss)	**$ 0.58**	$ 0.71	**$ 0.65**	$ 0.20	**$ 0.58**	$ (0.20)	**$ 0.08**	$ (8.28)
Diluted earnings (loss) per share:								
Income (loss) before extraordinary item	**$ 0.56**	$ 0.69	**$ 0.61**	$ 0.19	**$ 0.54**	$ (0.20)	**$ (0.04)**	$ (8.28)
Extraordinary item	**–**	–	**–**	–	**–**	–	**0.12**	–
Net income (loss)	**$ 0.56**	$ 0.69	**$ 0.61**	$ 0.19	**$ 0.54**	$ (0.20)	**$ 0.08**	$ (8.28)

* Represents sales less cost of sales.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2007, 2006 and 2005

Allowance for Doubtful Accounts

(In millions)	Balance, Beginning of Year	Charge to Expense	Write-off of Receivables	Other [1]	Balance, End of Year
2007	**$2.8**	**$0.8**	**$(0.6)**	**$0.6**	**$3.6**
2006	$2.8	$1.2	$(1.4)	$0.2	$2.8
2005	$3.6	$0.7	$(1.4)	$(0.1)	$2.8

(1) Consists primarily of acquisitions and the effect of changes in currency rates.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

Reconciliation of Non-GAAP Adjusted Income to GAAP Net Income (Loss)

	2007		2006		2005		2004		2003		2002	
	$	**Per share**	$	Per share	$	Per share	$	Per share	$	Per share	$	Per share
Adjusted income before asbestos-related expenses and other selected items	**$ 83.8**	**$ 3.75**	$ 66.6	$ 3.09	$51.9	$2.43	$39.3	$ 1.86	$35.9	$ 1.74	$ 30.7	$ 1.52
Adjustments (net of tax):												
Asbestos-related expenses	**(42.7)**	**(1.91)**	(224.6)	(10.65)	(7.3)	(0.34)	(6.6)	(0.31)	(6.1)	(0.30)	(11.3)	(0.56)
Restructuring and other costs	**(3.8)**	**(0.17)**	(1.4)	(0.06)	(0.6)	(0.03)	(5.9)	(0.28)	(1.6)	(0.08)	(2.4)	(0.12)
Legal and environmental reserve adjustments	–	–	–	–	2.9	0.14	6.3	0.29	0.3	0.02	(14.4)	(0.71)
Crucible back-up trust adjustments	–	–	–	–	6.9	0.32	–	–	–	–	–	–
Gain (loss) on sale of assets	–	–	(0.4)	(0.02)	3.7	0.17	(1.1)	(0.05)	1.6	0.07	0.4	0.02
Mark-to-market adjustment for call options	–	–	–	–	0.2	0.01	(0.2)	(0.01)	0.7	0.04	(10.4)	(0.51)
Discontinued operations	–	–	–	–	–	–	–	–	–	–	24.2	1.20
Cumulative effect of a change in accounting principle	–	–	–	–	–	–	–	–	–	–	(14.6)	(0.73)
Interest expense on debt retained by Goodrich	–	–	–	–	–	–	–	–	–	–	(5.4)	(0.27)
Other	**2.9**	**0.13**	0.9	0.04	0.9	0.05	2.0	0.10	2.4	0.12	0.2	0.01
Impact – increase (decrease)	**(43.6)**	**(1.95)**	(225.5)	(10.69)	6.7	0.32	(5.5)	(0.26)	(2.7)	(0.13)	(33.7)	(1.67)
Net income (loss)	**$40.2**	**$ 1.80**	$(158.9)	$ (7.60)	$58.6	$2.75	$33.8	$1.60	$33.2	$ 1.61	$ (3.0)	$(0.15)

Management believes readers of our financial statements may benefit from understanding the impact of selected items, including items that may recur, on our reported net income and earnings per share. This enables readers to better compare EnPro with diversified industrial manufacturing companies that do not incur significant expenses related to asbestos, restructuring or discontinued operations. Many such items may impact a company's reported results; this list is not intended to present all such items.

The amounts, which may be considered non-GAAP financial measures, are after-tax and are calculated by applying a 37.5% assumed effective tax rate. The pre-tax amount for each of the other items is separately presented in our consolidated statements of operations except that the Crucible back-up trust adjustment, the legal and environmental reserve adjustments and the mark-to-market adjustment for call options are included in other income. The pre-tax amounts for "other" are included in selling, general and administrative expenses, other income, income tax benefit (expense) and extraordinary item in our consolidated statements of operations. Adjusted earnings per share were calculated by dividing adjusted income by the weighted-average shares of common stock outstanding during the periods.

Reconciliation of Segment Profit to Net Income (Loss)

	Years Ended December 31,					
	2007	2006	2005	2004	2003	2002
Segment profit	**$162.7**	$ 142.9	$117.4	$ 92.1	$ 87.6	$ 75.1
Corporate expenses	**(34.1)**	(31.6)	(25.5)	(26.8)	(22.5)	(16.1)
Asbestos-related expenses	**(68.4)**	(359.4)	(11.7)	(10.4)	(9.8)	(18.0)
Gain (loss) on sale of assets	**–**	(0.6)	5.8	(1.8)	2.5	0.6
Interest income (expense), net	**0.2**	(3.2)	(6.1)	(7.1)	(7.6)	(13.7)
Mark-to-market adjustment for call options	**–**	–	0.4	(0.2)	1.2	(16.7)
Other income (expense), net	**(2.4)**	(2.3)	11.8	5.1	(0.5)	(28.0)
Income (loss) before income taxes and distributions on convertible preferred securities of trust	**58.0**	(254.2)	92.1	50.9	50.9	(16.8)
Income tax benefit (expense)	**(20.3)**	95.3	(33.5)	(17.1)	(17.7)	7.5
Distributions on convertible preferred securities of trust	**–**	–	–	–	–	(3.3)
Income (loss) from continuing operations	**37.7**	(158.9)	58.6	33.8	33.2	(12.6)
Income from discontinued operations, net of taxes	**–**	–	–	–	–	24.2
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	**37.7**	(158.9)	58.6	33.8	33.2	11.6
Extraordinary item, net of taxes	**2.5**	–	–	–	–	–
Income (loss) before cumulative effect of a change in accounting principle	**40.2**	(158.9)	58.6	33.8	33.2	11.6
Cumulative effect of a change in accounting principle, net of taxes	**–**	–	–	–	–	(14.6)
Net income (loss)	**$40.2**	$(158.9)	$ 58.6	$ 33.8	$ 33.2	$ (3.0)

Segment profit, management's primary measure of our operation's performance, is total segment revenue reduced by operating expenses and restructuring and other costs identifiable with the segment. Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, asbestos-related expenses, gains/losses or impairments related to the sale of assets and income taxes are not included in the computation of segment profit. The accounting policies of the reportable segments are the same as those for the Company.

Segment profit margin is calculated by dividing segment profit by sales for the respective period.

Shareholder Information

Company Headquarters
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, NC 28209-4674
Telephone: 704-731-1500
For additional information, please visit our website, www.enproindustries.com.

Stock Exchange Listing
EnPro Industries common stock is listed on the New York Stock Exchange under the symbol NPO.

Auditors
PricewaterhouseCoopers LLP
214 North Tryon Street, Suite 3600
Charlotte, NC 28202

Shareholder Services
Questions about shareholder accounts should be addressed to our transfer agent and registrar. Address shareholder inquiries to:

EnPro Industries
c/o BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900

Send certificates for transfer and address changes to:

EnPro Industries
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Telephone:
877-889-2018
201-680-6685 (Outside the U.S. and Canada)
800-231-5469 (Hearing impaired – TTY Phone)

Website:
www.bnymellon.com/shareowner/isd

Investor and Media Inquiries
Analysts, investors, media and others seeking financial or general information about EnPro should contact:

Don Washington
Director, Investor Relations and Corporate Communications
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, NC 28209-4674
Telephone: 704-731-1527
E-mail: investor.relations@enproindustries.com

Copies of our Annual Report, Form 10-K, Form 10-Q, proxy statement or quarterly earnings announcements can be obtained free of charge by visiting our website, www.enproindustries.com, or by calling 704-731-1522.

Forward-Looking Statements

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission. The words "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. We believe that it is important to communicate our future expectations to our shareholders, and we therefore make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We advise you to read further about certain of these and other risk factors set forth in Item 1A of the included Annual Report on Form 10-K. We undertake no obligation to publicly update or revise any forward-looking statement, either as a result of new information, future events or otherwise. Whenever you read or hear any subsequent written or oral forward-looking statements attributed to us or any person acting on our behalf, you should keep in mind the cautionary statements contained or referred to in this section.

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5605 Carnegie Boulevard, Suite 500 | Charlotte, North Carolina 28209-4674 | www.enproindustries.com

END